
13001427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAY 13 2013
Washington DC
401

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-09240

Transcontinental Realty Investors, Inc.
(Exact name of registrant as specified in its charter)

Nevada **(State or other jurisdiction of Incorporation or organization)**	**94-6565852** **(IRS Employer Identification Number)**
1603 LBJ Freeway, Suite 300, Dallas, Texas **(Address of principal executive offices)**	**75234** **(Zip Code)**

(469) 522-4200
Registrant's Telephone Number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ¨ No x

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	**Accelerated filer** ☐
Non-accelerated filer ☐ **(Do not check if smaller reporting company)**	**Smaller Reporting Company** ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing price at which the common equity was last sold which was the sales price of the Common stock on the New York Stock Exchange as of June 30, 2012 (the last business day of the Registrant's most recently completed second fiscal quarter) was $3,080,327 based upon a total of 1,104,060 shares held as of June 30, 2012 by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 20, 2013, there were 8,413,469 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. Commission File No. 001-14784

Consolidated Financial Statements of American Realty Investors, Inc. Commission File No. 001-15663

INDEX TO
ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain Statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate", "plan", "intend", "expect", "anticipate", "believe", and similar expressions are intended to identify forward-looking statements. The forward-looking statements are found at various places throughout this Report and in the documents incorporated herein by reference. The Company disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or projections contained in any forward-looking statements are described under Part I, Item 1A. "Risk Factors".

PART I

ITEM 1. *BUSINESS*

General

As used herein, the terms "TCI", "the Company", "We", "Our", or "Us" refer to Transcontinental Realty Investors, Inc. a Nevada corporation. The Company is headquartered in Dallas, Texas and its common stock trades on the New York Stock Exchange ("NYSE") under the symbol ("TCI"). TCI is the successor to a California business trust that was organized on September 6, 1983 and commenced operations on January 31, 1984. On November 30, 1999, TCI acquired all of the outstanding shares of beneficial interest of Continental Mortgage and Equity Trust ("CMET"), a real estate company, in a tax-free exchange of shares, issuing 1,181 shares of its Common stock for each outstanding CMET share. Prior to January 1, 2000, TCI elected to be treated as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). During the third quarter of 2000, due to a concentration of ownership TCI no longer met the requirement for tax treatment as a REIT. Effective March 31, 2003, TCI financial results were consolidated in the American Realty Investors, Inc. ("ARL") consolidated financial statements.

TCI is a "C" corporation for U.S. federal income tax purposes and files an annual consolidated income tax return with ARL, whose common stock is traded on the New York Stock Exchange under the symbol ("ARL"). Subsidiaries of ARL own approximately 83.8% of the Company's common stock.

On July 17, 2009, the Company acquired an additional 2,518,934 shares of Common stock of Income Opportunity Realty Investors, Inc. ("IOT"), and in doing so, increased its ownership from approximately 25% to over 80% of the shares of common stock of IOT outstanding. Upon acquisition of the additional shares in 2009, IOT's results of operations began consolidating with those of the Company for tax and financial reporting purposes. As of December 31, 2012 TCI owned 81.1% of the outstanding IOT common shares. Shares of IOT are traded on the New York Stock Exchange Euronext ("NYSE MKT") under the symbol ("IOT").

At the time of the acquisition, the historical accounting value of IOT's assets was $112 million and liabilities were $43 million. In that the shares of IOT acquired by TCI were from a related party, the values recorded by TCI are IOT's historical accounting values at the date of transfer. The Company's fair valuation of IOT's assets and liabilities at the acquisition date approximated IOT's book value. The net difference between the purchase price and historical accounting basis of the assets and liabilities acquired was $26.9 million and has been reflected by TCI as deferred income. The deferred income will be recognized upon the sale of the land that IOT held on its books as of the date of sale, to an independent third party.

TCI's Board of Directors is responsible for directing the overall affairs of TCI and for setting the strategic policies that guide the Company. As of April 30, 2011, the Board of Directors delegated the day-to-day management of the Company to Pillar Income Asset Management, Inc., a Nevada corporation ("Pillar") under a written Advisory Agreement that is reviewed annually by TCI's Board of Directors. The directors of TCI are also directors of ARL and IOT. The Chairman of the Board of Directors of TCI also serves as the Chairman of the Board of Directors of ARL and IOT. The officers of TCI also serve as officers of ARL, IOT and Pillar.

Effective since April 30, 2011, Pillar, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for the Company's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual advisor, Pillar is compensated by TCI under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". TCI has no employees. Employees of Pillar render services to TCI in accordance with the terms of the Advisory Agreement. Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor prior to April 30, 2011.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties and provides brokerage services. Regis receives property management fees, construction management fees and leasing commissions in accordance with the terms of its property-level management agreement. Regis is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"). TCI engages third-party companies to lease and manage its apartment properties.

The Company has a development agreement with Unified Housing Foundation, Inc. ("UHF") a non-profit corporation that provides management services for the development of residential apartment projects in the future. The Company has also invested in surplus cash notes receivables from UHF and has sold several residential apartment properties to UHF in prior years. Due to this ongoing relationship and the significant investment in the performance of the collateral secured under the notes receivable, UHF has been determined to be a related party.

Our primary business is the acquisition, development and ownership of income-producing residential and commercial real estate properties. In addition, we opportunistically acquire land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents, and leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies. We also generate revenues from gains on sales of income-producing properties and land.

At December 31, 2012, our income-producing properties consisted of:

- 13 commercial properties consisting of 10 office buildings, one industrial warehouse, and two retail properties, comprising in aggregate approximately 3.4 million square feet;

- 47 residential apartment communities comprising 8,553 units, excluding apartments being developed.

The following table sets forth the location of our real estate held for investment (income-producing properties only) by asset type as of December 31, 2012:

	Apartments		Commercial	
Location	**No.**	**Units**	**No.**	**SF**
Alaska	-	-	1	20,715
Arkansas	4	678	-	-
Florida	-	-	1	6,722
Louisiana-New Orleans	-	-	3	1,313,525
Louisiana-Other	2	384	-	-
Mississippi	7	568	1	26,000
Ohio	1	200	-	-
Oklahoma	-	-	1	225,566
Tennessee	2	312		-
Texas-Greater Dallas-Ft Worth	19	3,712	5	1,652,986
Texas-Greater Houston	3	656	-	-
Texas-San Antonio	2	468	-	-
Texas -Temple	1	232	-	-
Texas-Other	6	1,343	-	-
Wisconsin	-	-	1	122,205
Total	47	8,553	13	3,367,719

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties, and debt financing primarily in the form of property-specific, first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable-rate construction loans that are refinanced with the proceeds of long-term, fixed-rate amortizing mortgages when the development has been completed and occupancy has been stabilized. When we sell properties, we may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable, secured by the property being sold. We may also from time to time enter into partnerships or joint ventures with various investors to acquire land or income-producing properties or to sell interests in certain of our properties.

We join with various third-party development companies to construct residential apartment communities. We are in the predevelopment process on several residential apartment communities but have not yet begun construction. At December 31, 2012, we had no apartment projects in development. The third-party developer typically holds a general partner, as well as a limited partner interest in a limited partnership formed for the purpose of building a single property while we generally take a limited partner interest in the limited partnership. We may contribute land to the partnership as part of our equity contribution or we may contribute the necessary funds to the partnership to acquire the land. We are required to fund all required equity contributions while the third-party developer is responsible for obtaining construction financing, hiring a general contractor and for the overall management, successful completion and delivery of the project. We generally bear all the economic risks and rewards of ownership in these partnerships and therefore include these partnerships in our consolidated financial statements. The third-party developer is paid a developer fee typically equal to a percentage of the construction costs. When the project reaches stabilized occupancy, we acquire the third-party developer's partnership interests in exchange for any remaining unpaid developer fees.

We have made investments in a number of large tracts of undeveloped and partially developed land and intend to a) continue to improve these tracts of land for our own development purposes or b) make the improvements necessary to ready the land for sale to other developers.

At December 31, 2012, our investments in undeveloped and partially developed land consisted of the following (dollars in thousands):

Property	Location	Date(s) Acquired	Acres		Cost	Primary Intended Use
Capital City Center	Jackson, MS	2007-2008	8	$	12,156	Mixed use
McKinney Multi-Tracts	McKinney, TX	1997-2008	112		14,059	Mixed use
Mercer Crossing	Dallas, TX	1996-2008	405		63,028	Mixed use
Travis Ranch	Kaufman County, TX	2008	25		2,547	Multi-family residential
US Virgin Islands Multi-Tracts	St. Thomas, USVI	2005-2008	97		16,315	Single-family residential
Waco Multi-Tracts	Waco, TX	2005-2006	173		1,072	Single-family residential
Windmill Farms(1)	Kaufman County, TX	2011	2,900		43,126	Single-family residential
Other Land Holdings	Various	1990-2010	413		20,828	Various
Total Land Holdings			4,133	$	173,131	

(1) Windmill Farms Land was acquired by TCI in 2011 from a subsidiary of ARL, its parent, as part of the approved bankruptcy plan.

Significant Real Estate Acquisitions/Dispositions and Financings

A summary of some of the significant transactions for the year ended December 31, 2012 are discussed below:

On January 1, 2012, ARL and TCI agreed to rescind the April 1, 2011 sale of 100% of the general and limited partnership interest in Garden Whispering Pines, LP, which owns Whispering Pines apartments, a 320-unit complex located in Topeka, Kansas.

On January 3, 2012, 82.2 acres of land known as Denton Coonrod land located in Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on March 23, 2011, to Cross County National Associates, LP, a related party, for a sales price of $1.8 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 3, 2012 at a sales price equal to the existing mortgage of $0.8 million, that was considered paid in full when ownership transferred to the existing lender. We recorded a gain on sale of $0.04 million on the land parcel sale.

On January 30, 2012, we refinanced the existing mortgage on Parc at Maumelle apartments, a 240-unit complex located in Little Rock, Arkansas, for a new mortgage of $16.8 million. We paid off the existing mortgage of $16.1 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 3.00% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2052.

On February 2, 2012, TCI and its subsidiary, 1340 Poydras, LLC, executed a guarantor settlement and consent agreement with the lender for the Amoco building, Petra CRE CDO 2007-1, Ltd ("Petra") to transfer ownership of the Amoco building to a new entity, 1340 Owner, LLC, which is affiliated with the existing lender, Petra. Petra and its affiliate are independent third parties. Regis will continue to manage the property while under Petra's ownership and TCI will have an option to re-acquire the property during the option term which shall end two years following the commencement of the agreement. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement related to the obligations under the note and guaranty agreements and the re-acquisition option.

On February 7, 2012, 22.92 acres of land known as Andrew B land, Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on February 7, 2012, when the Company received a credit against the outstanding debt of $2.1 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $1.2 million on the land parcel sale.

On February 23, 2012, we sold a 220-unit apartment complex known as Wildflower Villas apartments located in Temple, Texas to an independent third party, for a sales price of $19.6 million. The buyer assumed the existing debt of $13.7 million secured by the property. We recorded a gain on sale of $3.6 million on the apartment sale.

On February 29, 2012, we refinanced the existing mortgage on Huntington Ridge apartments, a 198-unit complex located in DeSoto, Texas, for a new mortgage of $15.0 million. We paid off the existing mortgage of $14.6 million and paid $1.2 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, we refinanced the existing mortgage on Laguna Vista apartments, a 206-unit complex located in Dallas, Texas, for a new mortgage of $17.7 million. We paid off the existing mortgage of $17.0 million and paid $1.1 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, we refinanced the existing mortgage on Savoy of Garland apartments, a 144-unit complex located in Garland, Texas, for a new mortgage of $10.3 million. We paid off the existing mortgage of $10.2 million and paid $0.9 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On March 1, 2012, we sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. We provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, we re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 1, 2012, the construction loan in the amount of $11.1 million that was taken out on July 30, 2010 to fund the development of Sonoma Court apartments, a 124-unit complex, closed into permanent financing. The note accrues interest at 5.35% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on November 1, 2051.

On March 5, 2012, 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.1 million on the land parcel sale.

On March 27, 2012, we sold 319.07 acres of land known as Waco Ritchie land located in Waco, Texas to an independent third party, for a sales price of $1.9 million. The existing mortgage of $1.5 million, secured by the property, was paid in full. We recorded a loss on sale of $0.8 million on the land parcel sale.

On March 28, 2012, the construction loan in the amount of $24.2 million that was taken out on February 18, 2010 to fund the development of Blue Ridge apartments, a 290-unit complex, closed into permanent financing. The note accrues interest at 5.37% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on October 1, 2051.

On April 1, 2012, we purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. We assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.2 million on the land parcel sale.

On April 5, 2012, we sold Clarke Garage, a 6,869 square foot parking garage, located in New Orleans, Louisiana to an independent third party, for a sales price of $6.0 million. All of the sale proceeds went to pay down existing mortgages, secured by the property. We recorded a loss on sale of $0.3 million on the parking garage sale.

On April 30, 2012, we refinanced the existing mortgage on Parc at Metro Center apartments, a 144-unit complex located in Nashville, Tennessee, for a new mortgage of $11.0 million. We paid off the existing mortgage of $10.5 million and paid $0.7 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on May 1, 2052.

On May 16, 2012, we sold 0.42 acres of land known as 1013 Common Street located in New Orleans, Louisiana to an independent third party, for a sales price of $650,000. All of the sale proceeds went to pay down an existing mortgage, secured by the property.

On May 17, 2012, we sold a 220-unit apartment complex known as Portofino at Mercer Crossing apartments located in Farmers Branch, Texas to an independent third party, for a sales price of $26.0 million. The existing mortgage of $19.9 million, secured by the property, was paid in full. We recorded a gain on sale of $2.0 million on the apartment sale.

On May 25, 2012, we refinanced the existing mortgage on Pecan Pointe apartments, a 232-unit complex located in Temple, Texas, for a new mortgage of $16.8 million. We paid off the existing mortgage of $16.4 million and paid $1.3 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On May 30, 2012, we refinanced the existing mortgage on Blue Lake Villas II apartments, a 70-unit complex located in Waxahachie, Texas, for a new mortgage of $4.1 million. We paid off the existing mortgage of $3.9 million and paid $0.2 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On June 1, 2012, we purchased 19.29 acres of Summer Breeze land located in Odessa, Texas, for $2.0 million. On June 12, 2012, we sold 13.31 acres of this land parcel to an independent third party.

On June 8, 2012, we sold 72.22 acres of land known as McKinney Ranch land located in McKinney, Texas to an independent third party, for a sales price of $5.4 million. We paid $5.4 million on the existing mortgage to satisfy a portion of the multi-tract collateral debt of $7.6 million, secured by the property. We recorded a gain on sale of $1.0 million on the land parcel sale.

On June 19, 2012, the construction loan in the amount of $16.4 million that was taken out on September 14, 2010 to fund the development of Lodge at Pecan Creek apartments, a 192-unit complex, closed into permanent financing. The note accrues interest at 5.05% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On June 22, 2012, we sold 305 Baronne, a 37,081 square foot building, located in New Orleans, Louisiana to an independent third party, for a sales price of $825,000. We paid $0.7 million on an existing mortgage, secured by the property. We recorded a loss on sale of $0.4 million on the building sale.

On June 28, 2012, we refinanced the existing mortgage on Lake Forest apartments, a 222-unit complex located in Houston, Texas, for a new mortgage of $12.8 million. We paid off the existing mortgage of $12.0 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, we refinanced the existing mortgage on Mission Oaks apartments, a 228-unit complex located in San Antonio, Texas, for a new mortgage of $15.6 million. We paid off the existing mortgage of $14.9 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, we refinanced the existing mortgage on Paramount Terrace apartments, a 181-unit complex located in Amarillo, Texas, for a new mortgage of $3.2 million. We paid off the existing mortgage of $2.8 million and paid $0.4 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2045.

On June 28, 2012, we refinanced the existing mortgage on Sugar Mill apartments, a 160-unit complex located in Addis, Louisiana, for a new mortgage of $12.0 million. We paid off the existing mortgage of $11.8 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 29, 2012, we sold 2.59 acres of land known as Vineyards land located in Grapevine, Texas to an independent third party, for a sales price of $2.4 million. The existing mortgage of $0.4 million, secured by the property, was paid in full. We recorded a gain on sale of $1.4 million on the land parcel sale.

On June 29, 2012, we sold 4.33 acres of land known as Vineyards land located in Grapevine, Texas to an independent third party, for a sales price of $3.9 million. We recorded a gain on sale of $2.2 million on the land parcel sale.

On July 1, 2012, we recorded the June 12, 2012 sale of 13.31 acres of land known as Summer Breeze land located in Odessa, Texas to an independent third party, for $2.2 million. We provided $2.2 million in seller-financing with a 15-month note receivable. The note accrues interest at 5% and is payable at maturity on September 8, 2013. We have deferred the recognition of the gain in accordance with ASC 360-20 due to the buyer's inadequate initial investment.

On July 11, 2012, we sold Dunes Plaza, a 220,439 square foot retail center and 14.60 acres of land, located in Michigan City, Indiana to an independent third party, for a sales price of $3.0 million. We paid $2.2 million on an existing mortgage, secured by the property and $0.8 million in closing costs and unpaid real estate taxes. We recorded a gain on sale of $0.1 million on the building sale.

On August 10, 2012, we purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI originally sold the membership interests in LaDue, LLC on March 1, 2012 but did not record the sale for accounting purposes. See the above March 1, 2012 sale disclosure for details of the accounting treatment.

On September 6, 2012, we sold 19.82 acres of land known as McKinney Ranch land located in McKinney, Texas to an independent third party, for a sales price of $3.0 million. The existing mortgage of $2.6 million, secured by the property, was paid in full. We recorded a gain on sale of $0.2 million on the land parcel sale.

On September 11, 2012, we sold 7.977 acres of land known as Kinwest Manor land located in Farmers Branch, Texas to an independent third party, for a sales price of $2.3 million. The existing multi-collateral mortgage was paid down by $1.2 million. We recorded a loss on sale of $14,000 on the land parcel sale.

On September 12, 2012, we sold 9.39 acres of land known as Lacy Longhorn land located in Farmers Branch, Texas to an independent third party, for a sales price of $3.1 million. All of the sale proceeds were used to pay down a portion of the multi-tract collateral debt, secured by the property. We recorded a gain on sale of $2.1 million on the land parcel sale.

On September 12, 2012, we sold two land parcels, comprising approximately 7.39 acres of undeveloped land located in Dallas, Texas and Farmers Branch, Texas, known as Lacy Longhorn land and Manhattan 2 land to an independent third party, for a sales price of $2.4 million. Seller-financing was provided for $1.9 million. We recorded a gain on sale of $1.3 million on the land parcels sale.

On September 24, 2012, we sold 3.89 acres of land known as Copperridge land located in Dallas, Texas to an independent third party for a sales price of $3.2 million. The existing mortgage of $2.3 million, secured by the property, was paid in full. We recorded a loss on sale of $0.7 million on the land parcel sale.

On September 28, 2012, we sold 40.49 acres of land known as Marine Creek land located in Fort Worth, Texas to an independent third party, for a sales price of $1.8 million. All of the sale proceeds were used to pay off the multi-tract collateral debt, secured by the property. We recorded a gain on sale of $35,000 on the land parcel sale.

On December 31, 2012, 21.26 acres of land known as Pioneer Crossing land located in Austin, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party A sale to an independent third party, that met the requirements of ASC 360-20, received a credit against the outstanding debt of $0.3 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a loss on sale of $1.0 million on the land parcel sale.

On December 31, 2012, we sold 100% of the stock in T Southwood 1394, Inc., to One Realco Corporation, a related party, for a sales price of $0.6 million. This entity owns 14.52 acres of land known as Southwood Land located in Tallahassee, Florida. Under the terms of the sale, the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. We will not record a gain or loss on the land parcel sale.

In December 2010, there were various commercial and land holdings sold to FRE Real Estate, Inc., a related party. During the first three months of 2011, many of these transactions were rescinded as of the original transaction date and were subsequently sold to related parties under the same ownership as FRE Real Estate, Inc. As of December 31, 2012, there is one commercial building, Thermalloy that remains in FRE Real Estate, Inc. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, the buyer's inadequate initial investment and questionable recovery of the Company's investment cost.

The properties that we have sold to a related party and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation". These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, we are currently in default on these mortgages primarily due to lack of payment although we are actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

We continue to invest in the development of apartment projects. For the twelve months ended December 31, 2012, we have expended $5.7 million on the construction of various apartment projects.

Business Plan and Investment Policy

Our business objective is to maximize long-term value for our stockholders by investing in commercial real estate through the acquisition, development and ownership of apartments, commercial properties and land. We intend to achieve this objective through acquiring and developing properties in multiple markets and operating as an industry-leading landlord. We believe this objective will provide the benefits of enhanced investment opportunities, economies of scale and risk diversification, both in terms of geographic market and real estate product type. We believe our objective will also result in continuing access to favorably priced debt and equity capital. In pursuing our business objective, we seek to achieve a combination of internal and external growth while maintaining a strong balance sheet and employing a strategy of financial flexibility. We maximize the value of our apartments and commercial properties by maintaining high occupancy levels while charging competitive rental rates, controlling costs and focusing on tenant retention. We also pursue attractive development opportunities either directly or in partnership with other investors.

For our portfolio of commercial properties, we generate increased operating cash flow through annual contractual increases in rental rates under existing leases. We also seek to identify best practices within our industry and across our business units in order to enhance cost savings and gain operating efficiencies. We employ capital improvement and preventive maintenance programs specifically designed to reduce operating costs and increase the long-term value of our real estate investments.

We seek to acquire properties consistent with our business objectives and strategies. We execute our acquisition strategy by purchasing properties which management believes will create stockholder value over the long-term. We will also sell properties when management believes value has been maximized or when a property is no longer considered an investment to be held long-term.

We are continuously in various stages of discussions and negotiations with respect to development, acquisition, and disposition of projects. The consummation of any current or future development, acquisition, or disposition, if any, and the pace at which any may be completed cannot be assured or predicted.

Substantially all of our properties are owned by subsidiary companies, many of which are single-asset entities. This ownership structure permits greater access to financing for individual properties and permits flexibility in negotiating a sale of either the asset or the equity interests in the entity owning the asset. From time-to-time, our subsidiaries have invested in joint ventures with other investors, creating the possibility of risks that do not exist with properties solely owned by a TCI subsidiary. In those instances where other investors are involved, those other investors may have business, economic, or other objectives that are inconsistent with our objectives, which may in turn, require us to make investment decisions different from those if we were the sole owner.

Real estate generally cannot be sold quickly. We may not be able to promptly dispose of properties in response to economic or other conditions. To offset this challenge, selective dispositions have been a part of our strategy to maintain an efficient investment portfolio and to provide additional sources of capital. We finance acquisitions through mortgages, internally generated funds, and, to a lesser extent, property sales. Those sources provide the bulk of funds for future acquisitions. We may purchase properties by assuming existing loans secured by the acquired property. When properties are acquired in such a manner, we customarily seek to refinance the asset in order to properly leverage the asset in a manner consistent with our investment objectives.

Our businesses are not generally seasonal with regard to real estate investments. Our investment strategy seeks both current income and capital appreciation. Our plan of operation is to continue, to the extent our liquidity permits, to make equity investments in income-producing real estate such as apartments and commercial properties. We may also invest in the debt or equity securities of real estate-related entities. We intend to pursue higher risk, higher reward investments, such as improved and unimproved land where we can obtain reasonably-priced financing for substantially all of a property's purchase price. We intend to continue the development of apartment properties in selected markets in Texas and in other locations where we believe adequate levels of demand exist. We intend to pursue sales opportunities for properties in stabilized real estate markets where we believe our properties' value has been maximized. We also intend to be an opportunistic seller of properties in markets where demand exceeds current supply. Although we no longer actively seek to fund or purchase mortgage loans, we may, in selected instances, originate mortgage loans or we may provide purchase money financing in conjunction with a property sale.

Our Board of Directors has broad authority under our governing documents to make all types of investments, and we may devote available resources to particular investments or types of investments without restriction on the amount or percentage of assets that may be allocated to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that may be acquired. Investment objectives and policies may be changed at any time by the Board without stockholder approval.

The specific composition from time-to-time of our real estate portfolio owned by TCI directly and through our subsidiaries depends largely on the judgment of management to changing investment opportunities and the level of risk associated with specific investments or types of investments. We intend to maintain a real estate portfolio that is diversified by both location and type of property.

Competition

The real estate business is highly competitive and TCI competes with numerous companies engaged in real estate activities (including certain entities described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence"), some of which have greater financial resources than TCI. We believe that success against such competition is dependent upon the geographic location of a property, the performance of property-level managers in areas such as leasing and marketing, collection of rents and control of operating expenses, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors include ease of access to a property, the adequacy of related facilities such as parking and other amenities, and sensitivity to market conditions in determining rent levels. With respect to apartments, competition is also based upon the design and mix of the units and the ability to provide a community atmosphere for the residents. We believe that beyond general economic circumstances and trends, the degree to which properties are renovated or new properties are developed in the competing submarket are also competitive factors. See also Part I, Item1A. "Risk Factors".

To the extent that TCI seeks to sell any of its properties, the sales prices for the properties may be affected by competition from other real estate owners and financial institutions also attempting to sell properties in areas where TCI's properties are located, as well as aggressive buyers attempting to dominate or penetrate a particular market.

As described above and in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", the officers and directors of TCI serve as officers and directors of ARL and IOT. Both ARL and IOT have business objectives similar to those of TCI. TCI's officers and directors owe fiduciary duties to both IOT and ARL as well as to TCI under applicable law. In determining whether a particular investment opportunity will be allocated to TCI, IOT, or ARL, management considers the respective investment objectives of each Company and the appropriateness of a particular investment in light of each Company's existing real estate and mortgage notes receivable portfolio. To the extent that any particular investment opportunity is appropriate to more than one of the entities, the investment opportunity may be allocated to the entity which has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among all three or two of the entities.

In addition, as described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", TCI competes with related parties of Pillar having similar investment objectives related to the acquisition, development, disposition, leasing and financing of real estate and real estate-related investments. In resolving any potential conflicts of interest which may arise, Pillar has informed TCI that it intends to exercise its best judgment as to what is fair and reasonable under the circumstances in accordance with applicable law.

We have historically engaged in and will continue to engage in certain business transactions with related parties, including but not limited to asset acquisitions and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interests of our company.

Available Information

TCI maintains an internet site at *http://www.transconrealty-invest.com*. We make available through our website free of charge Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, we have posted the charters for our Audit Committee, Compensation Committee and Governance and Nominating Committee, as well as our Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence and other information on the website. These charters and principles are not incorporated in this Report by reference. We will also provide a copy of these documents free of charge to stockholders upon written request. The Company issues Annual Reports containing audited financial statements to its common shareholders.

ITEM 1A. *RISK FACTORS*

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information in this report before trading our securities.

Risk Factors Related to our Business

Adverse events concerning our existing tenants or negative market conditions affecting our existing tenants could have an adverse impact on our ability to attract new tenants, release space, collect rent or renew leases, and thus could adversely affect cash flow from operations and inhibit growth.

Cash flow from operations depends in part on the ability to lease space to tenants on economically favorable terms. We could be adversely affected by various facts and events over which the Company has limited or no control, such as:

- lack of demand for space in areas where the properties are located;
- inability to retain existing tenants and attract new tenants;

- oversupply of or reduced demand for space and changes in market rental rates;
- defaults by tenants or failure to pay rent on a timely basis;
- the need to periodically renovate and repair marketable space;
- physical damage to properties;
- economic or physical decline of the areas where properties are located; and
- potential risk of functional obsolescence of properties over time.

At any time, any tenant may experience a downturn in its business that may weaken its financial condition. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy or insolvency, leasing delay or failure to make rental payments when due, could result in the termination of the tenant's lease and material losses to the Company.

If tenants do not renew their leases as they expire, we may not be able to rent the space. Furthermore, leases that are renewed, and some new leases for space that is re-let, may have terms that are less economically favorable than expiring lease terms, or may require us to incur significant costs, such as renovations, tenant improvements or lease transaction costs. Any of these events could adversely affect cash flow from operations and our ability to make distributions to shareholders and service indebtedness. A significant portion of the costs of owning property, such as real estate taxes, insurance, and debt service payments, are not necessarily reduced when circumstances cause a decrease in rental income from the properties.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting tenants for the properties and in locating land to develop and properties to acquire.

In our effort to lease properties, we compete for tenants with a broad spectrum of other landlords in each of the markets. These competitors include, among others, publicly-held REITs, privately-held entities, individual property owners and tenants who wish to sublease their space. Some of these competitors may be able to offer prospective tenants more attractive financial terms than we are able to offer.

If the availability of land or high quality properties in our markets diminishes, operating results could be adversely affected.

We may experience increased operating costs which could adversely affect our financial results and the value of our properties.

Our properties are subject to increases in operating expenses such as insurance, cleaning, electricity, heating, ventilation and air conditioning, administrative costs and other costs associated with security, landscaping, repairs, and maintenance of the properties. While some current tenants are obligated by their leases to reimburse us for a portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets to offset the increased expenses, without at the same time decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service indebtedness could be adversely affected.

Our ability to achieve growth in operating income depends in part on our ability to develop additional properties.

We intend to continue to develop properties where warranted by market conditions. We have a number of ongoing development and land projects being readied for commencement.

Additionally, general construction and development activities include the following risks:

- construction and leasing of a property may not be completed on schedule, which could result in increased expenses and construction costs, and would result in reduced profitability for that property;
- construction costs may exceed original estimates due to increases in interest rates and increased cost of materials, labor or other costs, possibly making the property less profitable because of inability to increase rents to compensate for the increase in construction costs;
- some developments may fail to achieve expectations, possibly making them less profitable;
- we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;
- we may abandon development opportunities after the initial exploration, which may result in failure to recover costs already incurred. If we determine to alter or discontinue its development efforts, future costs of the investment may be expensed as incurred rather than capitalized and we may determine the investment is impaired resulting in a loss;

- we may expend funds on and devote management's time to projects which will not be completed; and
- occupancy rates and rents at newly-completed properties may fluctuate depending on various factors including market and economic conditions, and may result in lower than projected rental rates and reduced income from operations.

We face risks associated with property acquisitions.

We acquire individual properties and various portfolios of properties and intend to continue to do so. Acquisition activities are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the seller's offering price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than original estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and results of operations and financial condition could be adversely affected.

We may acquire properties subject to liabilities and without any recourse, or with limited recourse, with respect to unknown liabilities. However, if an unknown liability was later asserted against the acquired properties, we might be required to pay substantial sums to settle it, which could adversely affect cash flow.

Many of our properties are concentrated in our primary markets and the Company may suffer economic harm as a result of adverse conditions in those markets.

Our properties are located principally in specific geographic areas in the southwestern, southeastern, and mid-western United States. The Company's overall performance is largely dependent on economic conditions in those regions.

We are leveraged and may not be able to meet our debt service obligations.

We had total indebtedness at December 31, 2012 of approximately $808.0 million. Substantially all assets have been pledged to secure debt. These borrowings increase the risk of loss because they represent a prior claim on assets and most require fixed payments regardless of profitability. Our leveraged position makes us vulnerable to declines in the general economy and may limit the Company's ability to pursue other business opportunities in the future.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

We rely on proceeds from property dispositions and third party capital sources for a portion of our capital needs, including capital for acquisitions and development. The public debt and equity markets are among the sources upon which the Company relies. There is no guarantee that we will be able to access these markets or any other source of capital. The ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets;
- our own financial structure and performance;
- the market's opinion of real estate companies in general; and
- the market's opinion of real estate companies that own similar properties.

We may suffer adverse effects as a result of terms and covenants relating to the Company's indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of the portfolio declines. If the economic performance declines, net income, cash flow from operations and cash available for distribution to stockholders may be reduced. If payments on debt cannot be made, we could sustain a loss or suffer judgments, or in the case of mortgages, suffer foreclosures by mortgagees. Further, some obligations contain cross-default and/or cross-acceleration provisions, which means that a default on one obligation may constitute a default on other obligations.

We anticipate only a small portion of the principal of its debt will be repaid prior to maturity. Therefore, we are likely to refinance a portion of its outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or the terms of any refinancing will not be as favorable as the terms of the maturing debt. If principal balances due at maturity cannot be refinanced, extended, or repaid with proceeds from other sources, such as the proceeds of sales of assets or new equity capital, cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our credit facilities and unsecured debt contain customary restrictions, requirements and other limitations on the ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios, and minimum ratios of unencumbered assets to unsecured debt. Our continued ability to borrow is subject to compliance with financial and other covenants. In addition, failure to comply with such covenants could cause a default under credit facilities, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.

The degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The degree of leverage could also make us more vulnerable to a downturn in business or the general economy.

An increase in interest rates would increase interest costs on variable rate debt and could adversely impact the ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will the interest costs, which could adversely affect cash flow and the ability to pay principal and interest on our debt and the ability to make distributions to shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

Unbudgeted capital expenditures or cost overruns could adversely affect business operations and cash flow.

If capital expenditures for ongoing or planned development projects or renovations exceed expectations, the additional cost of these expenditures could have an adverse effect on business operations and cash flow. In addition, we might not have access to funds on a timely basis to pay the unexpected expenditures.

Construction costs are funded in large part through construction financing, which the Company may guarantee and the Company's obligation to pay interest on this financing continues until the rental project is completed, leased up and permanent financing is obtained, or the for sale project is sold or the construction loan is otherwise paid. Unexpected delays in completion of one or more ongoing projects could also have a significant adverse impact on business operations and cash flow.

We may need to sell properties from time to time for cash flow purposes.

Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be limited. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow, we cannot predict whether there will be a market for those assets in the time period desired, or whether we will be able to sell the assets at a price that will allow the Company to fully recoup its investment. We may not be able to realize the full potential value of the assets and may incur costs related to the early pay-off of the debt secured by such assets.

We intend to devote resources to the development of new projects.

We plan to continue developing new projects as opportunities arise in the future. Development and construction activities entail a number of risks, including but not limited to the following:

- we may abandon a project after spending time and money determining its feasibility;
- construction costs may materially exceed original estimates;
- the revenue from a new project may not be enough to make it profitable or generate a positive cash flow;
- we may not be able to obtain financing on favorable terms for development of a property, if at all;
- we may not complete construction and lease-ups on schedule, resulting in increased development or carrying costs; and
- we may not be able to obtain, or may be delayed in obtaining, necessary governmental permits.

The overall business is subject to all of the risks associated with the real estate industry.

We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- our real estate assets are concentrated primarily in the southwest and any deterioration in the general economic conditions of this region could have an adverse effect;
- changes in interest rates may make the ability to satisfy debt service requirements more burdensome;
- lack of availability of financing may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws;
- increases in real estate taxes and insurance costs;

- federal or local economic or rent control;
- acts of terrorism; and
- hurricanes, tornadoes, floods, earthquakes and other similar natural disasters.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow will be adversely affected. The following factors, among others, may adversely affect the income generated by our properties:

- downturns in the national, regional and local economic conditions (particularly increases in unemployment);
- competition from other office and commercial buildings;
- local real estate market conditions, such as oversupply or reduction in demand for office or other commercial space;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;
- civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;
- declines in the financial condition of our tenants and our ability to collect rents from our tenants; and
- decreases in the underlying value of our real estate.

Adverse economic conditions and dislocations in the credit markets could have a material adverse effect on our results of operations, and financial condition.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the current dislocations in the credit markets and general global economic recession. These current conditions, or similar conditions existing in the future, may adversely affect our results of operations, and financial condition as a result of the following, among other potential consequences:

- the financial condition of our tenants may be adversely affected which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or for other reasons;
- significant job losses within our tenants may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and
- one or more lenders could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Real estate investments are illiquid, and we may not be able to sell properties if and when it is appropriate to do so.

Real estate generally cannot be sold quickly. We may not be able to dispose of properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code may limit our ability to sell properties (without incurring significant tax costs) in some situations when it may be otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders and adversely impacting our ability to meet our obligations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

On December 31, 2012, our portfolio consisted of 60 income-producing properties consisting of 47 apartments totaling 8,553 units, 13 commercial properties consisting of 10 office buildings, one industrial warehouse, and two retail centers. In addition, we own or control 4,133 acres of improved and unimproved land for future development or sale. The average annual rental and other property revenue dollar per square foot for the Company's residential apartment portfolio is $10.82 and $10.67 for the commercial portfolio. The table below shows information relating to those properties in which we own or have an ownership interest:

Residential Apartments	Location	Units	Occupancy
Anderson Estates	Oxford, MS	48	95.80%
Blue Lake Villas I	Waxahachie, TX	186	92.50%
Blue Lake Villas II	Waxahachie, TX	70	94.30%
Blue Ridge	Midland, TX	290	100.00%
Breakwater Bay	Beaumont, TX	176	97.20%
Bridgewood Ranch	Kaufman, TX	106	91.50%
Capitol Hill	Little Rock, AR	156	93.60%
Curtis Moore Estates	Greenwood, MS	104	93.30%
Dakota Arms	Lubbock, TX	208	96.20%
David Jordan Phase II	Greenwood, MS	32	93.80%
David Jordan Phase III	Greenwood, MS	40	90.00%
Desoto Ranch	DeSoto, TX	248	93.50%
Dorado Ranch	Odessa, TX	224	100.00%
Falcon Lakes	Arlington, TX	248	96.00%
Heather Creek	Mesquite, TX	200	98.00%
Huntington Ridge	DeSoto, TX	198	93.90%
Laguna Vista	Dallas, TX	206	94.70%
Lake Forest	Houston, TX	240	95.80%
Legends of El Paso	El Paso, TX	240	85.80%
Lodge at Pecan Creek	Denton, TX	192	97.40%
Mansions of Mansfield	Mansfield, TX	208	93.30%
Mariposa Villas	Dallas, TX	216	96.30%
Mission Oaks	San Antonio, TX	228	97.40%
Monticello Estates	Monticello, AR	32	96.90%
Northside on Travis	Sherman, TX	200	95.00%
Paramount Terrace	Amarillo. TX	181	91.70%
Parc at Clarksville	Clarksville, TN	168	87.50%
Parc at Denham Springs	Denham Springs, LA	224	97.30%
Parc at Maumelle	Little Rock, AR	240	92.90%
Parc at Metro Center	Nashville, TN	144	100.00%
Parc at Rogers	Rogers, AR	250	98.40%
Pecan Pointe	Temple, TX	232	96.60%
Preserve at Pecan Creek	Denton, TX	192	94.30%
River Oaks	Wylie, TX	180	93.90%
Riverwalk Phase I	Greenville, MS	32	93.80%
Riverwalk Phase II	Greenville, MS	72	86.10%
Savoy of Garland	Garland, TX	144	97.20%
Sonoma Court	Rockwall, TX	124	99.20%
Stonebridge at City Park	Houston, TX	240	96.30%
Sugar Mill	Baton Rouge, LA	160	95.60%
Toulon	Gautier, MS	240	97.50%
Treehouse	Irving, TX	160	93.10%
Vistas of Pinnacle Park	Dallas, TX	332	94.30%
Vistas of Vance Jackson	San Antonio, TX	240	96.30%
Windsong	Fort Worth, TX	188	95.20%
	Total Apartment Units	**8,039**	

Apartments Subject to Sales Contract	Location	Units	Occupancy
Quail Hollow	Holland, OH	200	98.00%
	Total Apartments Subject to Sale	**200**	

Apartments Held for Sale	Location	Units	Occupancy
Verandas at City View	Fort Worth, TX	314	95.20%
	Total Apartments Held for Sale	**314**	
	Total Apartments	**8,553**	

Office Buildings	Location	SqFt	Occupancy
225 Baronne (1)	New Orleans, LA	422,037	0.00%
600 Las Colinas	Las Colinas, TX	510,173	66.42%
1010 Common	New Orleans, LA	512,593	38.45%
Browning Place (Park West I)	Farmers Branch, TX	625,463	72.34%
Ergon Office Building	Jackson, MS	26,000	0.00%
Senlac (VHP)	Farmers Branch, TX	2,812	100.00%
Sesame Square	Anchorage, AK	20,715	90.29%
Stanford Center	Dallas, TX	336,733	97.54%
	Total Office Buildings	**2,456,526**	

Office Buildings Subject to Sales Contract	Location	SqFt	Occupancy
Amoco Building	New Orleans, LA	378,895	61.15%
Eton Square (2)	Tulsa, OK	43,695	27.62%
	Total Office Buildings Subject to Sales Contract	**422,590**	

Retail Centers	Location	SqFt	
Bridgeview Plaza	LaCrosse, WI	122,205	90.47%
Fruitland Plaza	Fruitland Park, FL	6,722	100.00%
	Total Retail Centers	**128,927**	

Retail Centers Subject to Sales Contract	Location	SqFt	Occupancy
Eton Square (2)	Tulsa, OK	181,871	54.77%
	Total Retail Centers Subject to Sales Contract	**181,871**	

Industrial Warehouses Subject to Sales Contract	Location	SqFt	Occupancy
Thermalloy	Farmers Branch, TX	177,805	100.00%
	Total Industrial Warehouses Subject to Sales Contract	**177,805**	
	Total Commercial	**3,367,719**	

(1) Vacant since 2005's hurricane Katrina. Plans to renovate in the future.
(2) Eton Square is considered one commercial property that includes both office and retail space.

Lease Expirations

The table below shows the lease expirations of the commercial properties over a ten-year period (dollars in thousands):

Year of Lease Expiration	Rentable Square Feet Subject to Expiring Leases	Current Annualized (1) Contractual Rent Under Expiring Leases	Current Annualized(1) Contractual Rent Under Expiring Leases (P.S.F.)	Percentage of Total Square Feet	Percentage of Gross Rentals
2013	291,720	$ 3,754,058	$ 12.87	8.7%	15.2%
2014	319,679	$ 4,995,588	$ 15.63	9.5%	20.2%
2015	102,109	$ 1,297,424	$ 12.71	3.0%	5.3%
2016	404,353	$ 4,082,874	$ 10.10	12.0%	16.5%
2017	329,371	$ 5,591,213	$ 16.98	9.8%	22.6%
2018	47,399	$ 723,900	$ 15.27	1.4%	2.9%
2019	105,483	$ 2,185,700	$ 20.72	3.1%	8.8%
2020	29,267	$ 611,996	$ 20.91	0.9%	2.5%
2021	20,121	$ 359,213	$ 17.85	0.6%	1.5%
Thereafter	76,665	$ 1,099,230	$ 14.34	2.3%	4.5%
Total	1,726,167	$ 24,701,196		51.3%	100%

(1) Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2012 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.

Land	Location	Acres
Audubon	Adams County, MS	48.20
Cooks Lane	Fort Worth, TX	23.24
Dedeaux	Gulfport, MS	10.00
Denham Springs	Denham Springs, LA	4.38
Gautier	Gautier, MS	40.06
Hollywood Casino Tract II	Farmers Branch, TX	13.85
Hunter Equities	Dallas, TX	2.56
Jackson Capital City Center	Jackson, MS	7.95
Kelly Lot	Farmers Branch, TX	0.75
Lacy Longhorn	Farmers Branch, TX	5.08
LaDue	Farmers Branch, TX	8.01
Lake Shore Villas	Humble, TX	19.51
Lubbock	Lubbock, TX	2.86
Luna (Carr)	Farmers Branch, TX	2.60
Manhanttan	Farmers Branch, TX	32.02
McKinney 36	Collin County, TX	34.05
McKinney Ranch	McKinney,TX	77.70
Nashville	Nashville, TN	11.87
Nicholson Croslin	Dallas, TX	0.80
Nicholson Mendoza	Dallas, TX	0.35
Ocean Estates	Gulfport, MS	12.00
Seminary West	Fort Worth, TX	3.02
Summer Breeze	Odessa, TX	5.98
Texas Plaza	Irving, TX	10.33
Travelers	Farmers Branch, TX	193.17
Travis Ranch	Kaufman County, TX	16.80
Travis Ranch Retail	Kaufman County, TX	8.13
Union Pacific Railroad	Dallas, TX	0.04
US Virgin Islands	US Virgin Islands	96.60
Valley View 34 (Mercer Crossing)	Farmers Branch, TX	2.19
Valley View/Senlac	Farmers Branch, TX	3.45
Waco 151	Waco,TX	151.40
Waco Swanson	Waco, TX	21.58
Walker	Dallas County, TX	82.59
Willowick	Pensacola, FL	39.78
Windmill Farms	Kaufman County, TX	2,900.00
	Total Land/Development	**3,892.90**

Land Subject to Sales Contract	Location	Acres
Dominion Tract	Dallas, TX	10.59
Hollywood Casino Tract I	Farmers Branch, TX	19.71
Luna Ventures	Farmers Branch, TX	26.74
Mansfield	Mansfield, TX	21.89
Pioneer Crossing Tract II	Austin, TX	17.28
Senlac Tract II	Farmers Branch, TX	11.94
Sheffield Village	Grand Prairie, TX	13.90
Southwood Plantation 1394	Tallahassee, FL	14.52
Stanley Tools	Farmers Branch, TX	23.76
Whorton	Bentonville, AR	79.70
	Total Land Subject to Sales Contract	**240.03**
	Total Land	**4,132.93**

ITEM 3. *LEGAL PROCEEDINGS*

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operation or liquidity, unless noted otherwise below.

The Company is involved in and vigorously defending against, a number of deficiency claims with respect to assets that have been foreclosed by various lenders. Such claims are generally against a consolidated subsidiary as the borrower or the Company as a guarantor of indebtedness or performance. Some of these proceedings may ultimately result in an unfavorable determination for the Company and/or one of its consolidated subsidiaries. While we cannot predict the final result of such proceedings, Management believes that the maximum exposure to the Company and its consolidated subsidiaries, if any, will not exceed approximately $20 million in the aggregate and will occur, if at all, in future years.

On February 13, 2013, the Court of Appeals, Fifth District of Texas at Dallas (the "Fifth Court of Appeals") rendered an opinion involving Transcontinental Realty Investors, Inc. (the "Issuer" or "TCI") in Case No. 05-04-01358-CV styled *Basic Capital Management, Inc., American Realty Trust, Inc., Transcontinental Realty Investors, Inc., Continental Poydras Corp., Continental Common, Inc. and Continental Baronne, Inc. v. Dynex Commercial, Inc. and Dynex Capital, Inc.* The case was on appeal from the 68th Judicial District Court of Dallas County, Texas, had previously been appealed to the Fifth Court of Appeals and further appealed to the Supreme Court of the State of Texas which had remanded the instant case back to the Fifth Court of Appeals to address certain issues. The case had its origin with Dynex Commercial making loans to Continental Poydras Corp., Continental Common, Inc. and Continental Baronne, Inc. (subsidiaries of Continental Mortgage & Equity Trust ("CMET"), an entity which merged into TCI in 1999 after the original suit was filed). Under the original loan commitment, $160,000,000 in loans were to be made to the entities. The loans were conditioned on the execution of a commitment between Dynex Commercial and Basic Capital Management, Inc. ("Basic").

An original trial to a jury resulted in the jury awarding significant damages to Basic for "lost opportunity," awarding damages in "increased costs" and "lost opportunity" damages to American Realty Trust, Inc. ("ART") and damages of $960,646.28 in "increased costs" and $11,161,520 for "lost opportunity' damages in favor of TCI and its subsidiaries (a total of $12,122,166.28). The original Trial Court ignored the jury's findings and entered a "Judgment Notwithstanding the Verdict" ("JNOV") in Dynex's favor; the Fifth Court of Appeals has now ruled that the JNOV was improper because there was sufficient evidence to support the jury's findings. As a result, the Fifth Court of Appeals ordered the Trial Court to enter a new judgment consistent with the jury's original findings.

The Fifth Court of Appeals also determined that TCI was entitled to damages for "lost opportunities" relating to tenant improvements and awarded TCI an additional $252,577. Issues relating to attorneys fees were also addressed with the Fifth Court of Appeals ordering the Trial Court to "re-try" the issue of attorney's fees to determine the amount of fees to which TCI would be entitled on a "breach of commitment" claim. In addition, as a result of the changes in amounts awarded and passage of time, the Fifth Court of Appeals also ordered the Trial Court to recalculate the correct amounts of pre and post-judgment interest owed to Appellants.

While the fifteen year old controversy is not yet fully resolved, the Fifth Court of Appeals opinion is favorable to TCI, but TCI expects continued challenges by Dynex to the Fifth Court of Appeals opinion and any ultimate award of damages by the Trial Court.

During the fourth quarter of the fiscal year covered by this Report, no proceeding previously reported was terminated.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

TCI's Common stock is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TCI". The following table sets forth the high and low sales prices as reported in the consolidated reporting system of the NYSE for the quarters ended:

	2012		2011	
	High	Low	High	Low
First Quarter	$ 2.60	$ 1.65	$ 7.20	$ 3.26
Second Quarter	$ 3.45	$ 2.35	$ 4.34	$ 2.06
Third Quarter	$ 6.01	$ 2.79	$ 3.91	$ 1.70
Fourth Quarter	$ 5.95	$ 3.46	$ 2.35	$ 1.56

On March 20, 2013, the closing price of TCI's Common stock as reported in the consolidated reporting system of the NYSE was $5.75 per share, and was held by approximately 3,700 holders of record.

TCI's Board of Directors established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. In accordance with that policy, the board determined not to pay any dividends on common stock in 2012, 2011 or 2010. Future distributions to common stockholders will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

In December 1989, the Board of Directors approved a share repurchase program, authorizing the repurchase of a total of 687,000 shares of TCI's Common stock. In June 2000, the Board increased this authorization to 1,387,000 shares. On August 10, 2010, the Board of Directors approved an increase in the share repurchase program for up to an additional 250,000 shares of common stock which results in a total authorization under the repurchase program for up to 1,637,000 shares of our common stock. This repurchase program has no termination date. The following table represents shares repurchased during each of the three months of the last quarter ended December 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
Balance at September 30, 2012			1,230,535	406,465
October 31, 2012	-	$ -	1,230,535	406,465
November 30, 2012	-	$ -	1,230,535	406,465
December 31, 2012	-	$ -	1,230,535	406,465
Total	-			

ITEM 6. *SELECTED FINANCIAL DATA*

	2012	2011	2010	2009	2008
		(dollars in thousands, except share and per share amounts)			
EARNINGS DATA					
Total operating revenues	$ 116,051	$ 106,340	$ 102,683	$ 99,575	$ 93,975
Total operating expenses	97,870	132,324	119,020	137,969	101,625
Operating income (loss)	18,181	(25,984)	(16,337)	(38,394)	(7,650)
Other expenses	(37,100)	(43,958)	(41,606)	(43,616)	(49,356)
Loss before gain on land sales, non-controlling interest, and tax	(18,919)	(69,942)	(57,943)	(82,010)	(57,006)
Gain (loss) on land sales	6,935	17,011	(15,155)	6,296	4,798
Income tax benefit (expense)	1,358	2,215	2,131	(1,351)	29,317
Net loss from continuing operations	(10,626)	(50,716)	(70,967)	(77,065)	(22,891)
Net income (loss) from discontinuing operations	2,522	4,113	3,869	(2,508)	54,446
Net income (loss)	(8,104)	(46,603)	(67,098)	(79,573)	31,555
Net (income) loss attributable to non-controlling interest	(220)	282	(98)	(125)	654
Net income (loss) attributable to Transcontinental Realty Investors, Inc.	(8,324)	(46,321)	(67,196)	(79,698)	32,209
Preferred dividend requirement	(1,112)	(1,110)	(1,073)	(1,023)	(975)
Net income (loss) applicable to common shares	$ (9,436)	$ (47,431)	$ (68,269)	$ (80,721)	$ 31,234
PER SHARE DATA					
Earnings per share - basic					
Loss from continuing operations	$ (1.42)	$ (6.16)	$ (8.89)	$ (9.64)	$ (2.86)
Income (loss) from discontinued operations	0.30	0.49	0.48	(0.31)	6.72
Net income (loss) applicable to common shares	$ (1.12)	$ (5.67)	$ (8.41)	$ (9.95)	$ 3.86
Weighted average common share used in computing earnings per share	8,413,469	8,370,729	8,113,575	8,113,669	8,086,640
Earnings per share - diluted					
Loss from continuing operations	$ (1.42)	$ (6.16)	$ (8.89)	$ (9.64)	$ (2.86)
Income (loss) from discontinued operations	0.30	0.49	0.48	(0.31)	6.72
Net income (loss) applicable to common shares	$ (1.12)	$ (5.67)	$ (8.41)	$ (9.95)	$ 3.86
Weighted average common share used in computing diluted earnings per share	8,413,469	8,370,729	8,113,575	8,113,669	8,086,640
BALANCE SHEET DATA					
Real estate, net	$ 896,950	$ 988,339	$ 1,213,114	$ 1,447,184	$ 1,480,791
Notes and interest receivable, net	59,098	77,371	67,025	45,247	39,120
Total assets	1,045,344	1,160,324	1,384,761	1,608,287	1,640,067
Notes and interest payables	808,043	884,305	1,022,015	1,188,625	1,168,015
Stockholders' equity	133,129	141,284	183,448	245,416	324,696
Book value per share	$ 15.82	$ 16.88	$ 22.61	$ 30.25	$ 40.15

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

The Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate", "believe", "expect", "intend", "may", "might", "plan", "estimate", "project", "should", "will", "result" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments;
- failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);
- risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets;
- costs of compliance with the Americans with Disabilities Act and other similar laws and regulations;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our dependence on key personnel whose continued service is not guaranteed; and
- the other risk factors identified in this Form 10-K, including those described under the caption "Risk Factors."

The risks included here are not exhaustive. Other sections of this report, including Part I Item 1A. "Risk Factors," include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

Overview

We are an externally advised and managed real estate investment company that owns a diverse portfolio of income-producing properties and land held for development. The Company's portfolio of income-producing properties includes residential apartment communities, office buildings and other commercial properties. Our investment strategy includes acquiring existing income-producing properties as well as developing new properties on land already owned or acquired for a specific development project. We acquire land primarily in in-fill locations or high-growth suburban markets. We are an active buyer and seller and during 2012 sold $95.4 million of land and income-producing properties. As of December 31, 2012, we owned 8,553 units in 47 residential apartment communities, 13 commercial properties comprising approximately 3.4 million rentable square feet. In addition, we own 4,133 acres of land held for development. The Company currently owns income-producing properties and land in 10 states as well as in the U.S. Virgin Islands.

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable interest rate construction loans that are converted to long-term, fixed rate amortizing mortgages when the development project is completed and occupancy has been stabilized. The Company will, from time to time, also enter into partnerships with various investors to acquire income-producing properties or land and to sell interests in certain of its wholly-owned properties. When the Company sells assets, it may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable. The Company generates operating revenues primarily by leasing apartment units to residents and leasing office, retail and industrial space to commercial tenants.

Effective since April 30, 2011, Pillar is the Company's external Advisor and Cash Manager under a contractual arrangement that is reviewed annually by our Board of Directors. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for TCI's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to ARL and IOT. As the contractual Advisor, Pillar is compensated by TCI under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". TCI has no employees. Employees of Pillar render services to TCI in accordance with the terms of the Advisory Agreement. Prior to April 30, 2011, the Company was advised by Prime.

Effective since January 1, 2011, Regis manages our commercial properties and provides brokerage services. Regis is entitled to receive a fee for its property management and brokerage services. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad provided management services for our commercial properties. Triad sub-contracted the property-level management and leasing of our commercial properties to Regis I. The Company contracts with third-party companies to lease and manage our apartment communities.

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in our best interest.

Critical Accounting Policies

We present our financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for our financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, we no longer refer to the authoritative guidance dictating its accounting methodologies under the previous accounting standards hierarchy. Instead, we refer to the ASC Codification as the sole source of authoritative literature.

The accompanying Consolidated Financial Statements include our accounts, our subsidiaries, generally all of which are wholly-owned, and all entities in which we have a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby we have determined that we are a primary beneficiary of the VIE and meet certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which we have less than a controlling financial interest or entities where we are not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities are included in consolidated net income. TCI's investment in ARL is accounted for under the equity method. Our investment in Garden Centura, L.P. was accounted for under the equity method until December 28, 2011, when it was sold to a third party.

Real Estate

Upon acquisitions of real estate, we assess the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, "above-" and "below-market" leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with ASC Topic 805 "Business Combinations", and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at replacement cost.

We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above-" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases.

Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Acquisitions from our parent, ARL, have previously been reflected at the fair value purchase price. Upon discussion with the SEC and in review of the guidance pursuant to ASC 250-10-45-22 to 24, we have adjusted those assets, in the prior year, to reflect a basis equal to ARL's cost basis in the asset at the time of the sale. The related party payables to ARL were reduced for the lower asset price.

Depreciation and Impairment

Real estate is stated at depreciated cost. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, property taxes, insurance, and other direct project costs incurred during the period of development.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 "Interest - Capitalization of Interest" and ASC Topic 970 "Real Estate—General". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. Fair value is determined by a recent appraisal, comparables based upon prices for similar assets, executed sales contract, a present value and/or a valuation technique based upon a multiple of earnings or revenue. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If we determine that impairment has occurred, the affected assets must be reduced to their face value.

ASC Topic 360 "Property, Plant and Equipment" requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale," be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and the Company will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property "held for sale", operating results, depreciation and interest expense (if the property is subject to a secured loan). We generally consider assets to be "held for sale" when the transaction has been approved by our Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale," no further depreciation is recorded on the assets.

Any properties that are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation" are those in which we have not recognized the legal sale according to the guidance in ASC 360-20 due to various factors, disclosed in each sale transaction under Item 1 Significant Real Estate Acquisitions/Dispositions and Financing. Any sale transaction where the guidance reflects that a sale had not occurred, the asset involved in the transaction, including the debt and property operations, remained on the books of the Company. We continue to charge depreciation to expense as a period costs for the property until such time as the property has been classified as held for sale in accordance with guidance reflected in ASC 360-10-45 "Impairment or Disposal of Long-Lived Assets".

Investment in Unconsolidated Real Estate Ventures

Except for ownership interests in variable interest entities, we account for our investments in unconsolidated real estate ventures under the equity method of accounting because the Company exercises significant influence over, but does not control, these entities. These investments are recorded initially at cost, as investments in unconsolidated real estate ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on the Company's balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated real estate ventures over the life of the related asset. Under the equity method of accounting, our net equity is reflected within the Consolidated Balance Sheets, and our share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. For ownership interests in variable interest entities, the Company consolidates those in which we are the primary beneficiary.

Recognition of Rental Income

Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms. In accordance with ASC Topic 805, we recognize rental revenue of acquired in-place "above-"and "below-market" leases at their fair values over the terms of the respective leases. On our Consolidated Balance Sheets, we include as a receivable the excess of rental income recognized over rental payments actually received pursuant to the terms of the individual commercial lease agreements.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers; we have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Revenue Recognition on the Sale of Real Estate

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment—Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and account for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Non-performing Notes Receivable

We consider a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest Recognition on Notes Receivable

We record interest income as earned in accordance with the terms of the related loan agreements. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

Allowance for Estimated Losses

We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 "Notes and Interest Receivable" for details on our notes receivable.

Fair Value of Financial Instruments

We apply the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1	—	Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.
Level 2	—	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	—	Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Related parties

We apply ASC Topic 805, "Business Combinations", to evaluate business relationships. Related parties are persons or entities who have one or more of the following characteristics, which include entities for which investments in their equity securities would be required, trust for the benefit of persons including principal owners of the entities and members of their immediate families, management personnel of the entity and members of their immediate families and other parties with which the entity may deal if one party controls or can significantly influence the decision making of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, or affiliates of the entity.

Results of Operations

The discussion of our results of operations is based on management's review of operations, which is based on our segments. Our segments consist of apartments, commercial buildings, land and other. For discussion purposes, we break these segments down into the following sub-categories; same property portfolio, acquired properties, and developed properties in the lease-up phase. The same property portfolio consists of properties that were held by us for the entire period for both years being compared. The acquired property portfolio consists of properties that we acquired but have not held for the entire period for both periods being compared. Developed properties in the lease-up phase consist of completed projects that are being leased-up. As we complete each phase of the project, we lease-up that phase and include those revenues in our continued operations. Once a developed property becomes leased-up and is held the entire period for both years under comparison, it is considered to be included in the same property portfolio. Income- producing properties that we have sold during the year are reclassified to discontinued operations for all periods presented

The following discussion is based on our Consolidated Statements of Operations for the twelve months ended December 31, 2012, 2011, and 2010 as included in Item 8. "Financial Statements and Supplementary Data". The prior year's property portfolios have been adjusted for subsequent sales. Continuing operations relates to income-producing properties that were held during those years as adjusted for sales in the subsequent years.

At December 31, 2012, 2011 and 2010, we owned or had interests in a portfolio of 60, 66 and 72 income-producing properties, respectively. For discussion purposes, we broke this out between continuing operations and discontinued operations. The total property portfolio represents all income-producing properties held as of December 31 for the year end presented. Sales subsequent to year end represent properties that were held as of year-end for the years presented, but sold in the next year. Continuing operations represents all properties that have not been reclassed to discontinued operations as of December 31, 2012 for the year presented. The table below shows the number of income-producing properties held by year:

	2012	2011	2010
Continued operations	59	59	53
Sales subsequent to year end	1	7	19
Total property portfolio	60	66	72

Comparison of the year ended December 31, 2012 to the same period ended 2011:

For the twelve months ended December 31, 2012, we reported a net loss applicable to common shares of $9.4 million or $1.12 per diluted earnings per share, as compared to a net loss applicable to common shares of $47.4 million or $5.67 per diluted earnings per share for the same period ended 2011. The current year net loss applicable to common shares of $9.4 million includes gain on land sales of $6.9 million, $4.7 million of provisions on the impairment of notes receivable and real estate assets, and net income from discontinued operations of $2.5 million, as compared to the prior year net loss applicable to common shares of $47.4 million, which includes gain on land sales of $17.0 million, $37.0 million of provisions on the impairment of notes receivable and real estate assets, and net income from discontinued operations, of $4.1 million.

Revenues

Rental and other property revenues were $116.0 million for the twelve months ended December 31, 2012. This represents an increase of $9.7 million, as compared to the prior year revenues of $106.3 million. This change, by segment, is an increase in the apartment portfolio of $7.4 million, an increase in the commercial portfolio of $2.6 million offset by a decrease in the land and other portfolios of $0.3 million. Within the apartment portfolio, there was an increase of $6.1 million in the developed properties in the lease-up phase and an increase of $1.3 million in the same property portfolio. Our apartment portfolio continues to thrive in the current economic conditions with occupancies averaging 95%. Our existing commercial portfolio increased by $2.6 million in the same store properties. This increase is due to a lease termination fee from a settlement agreement with a commercial tenant. We have directed our efforts to apartment development and put some additional land projects on hold until the economic conditions turn around. We are also continuing to market our properties aggressively to attract new tenants and strive for continuous improvement of our properties in order to maintain our existing tenants.

Expense

Depreciation and amortization expense was $21.6 million for the twelve months ended December 31, 2012. This represents an increase of $2.6 million, as compared to the prior year expense of $19.0 million. This change, by segment, is an increase in the apartment portfolio of $1.0 million and an increase in the commercial portfolio of $1.6 million. Within the commercial portfolio, there was an increase of $1.6 million for the same store properties. The developed properties in the apartment portfolio increased by $1.0 million as the buildings became substantially complete and depreciation began.

General and administrative expenses were $5.4 million for the twelve months ended December 31, 2012. This represents a decrease of $4.0 million as compared to the prior year expenses of $9.4 million. This change is primarily due to losses recorded in the prior period from investment write offs due to potential deals not realized along with a decrease in professional services by $1.1 million, a decrease in franchise taxes by $0.9 million and a decrease in costs reimbursements to our Advisor by $0.7 million.

The provision for impairment of notes receivable, investment in real estate partnerships, and real estate assets was $4.7 million for the period ended December 31, 2012. This was a decrease of $32.3 million as compared to the prior year expense of $37.0 million. In the current year, impairment was recorded as an additional loss in the commercial and land portfolios. In our commercial portfolio, an impairment reserve of $2.4 million was taken in response to a deficiency agreement with the existing lender. The agreed upon deficiency, in the event the lender takes possession of the property, was the basis upon which fair value was calculated and an impairment reserve was taken for the difference in basis over fair value. The remaining $2.3 million in impairment reserves were related to our land holdings. A current year sale of adjacent land determined the fair value on a Waco, Texas land holding that resulted in an impairment reserve of $1.2 million, a comparable sale determined the fair value of a Florida land holding that resulted in an impairment reserve of $0.5 million and a recent appraisal determined the fair value of an Arkansas land holding that resulted in an impairment reserve of $0.6 million. In the prior period, impairment was recorded as an additional loss in the investment portfolio of $5.2 million in the apartment properties we currently hold, $2.0 million in commercial properties we currently hold, $2.4 million in land parcels we currently hold, $27.0 million in land that was sold subsequent to the prior period and $0.4 million in impairment on our investments in joint ventures. Of the impairment reserves taken in the prior period, $22.1 million was related to the land holdings that were part of an overall strategic debt restructuring plan resulting in the disposal of the land for less than the market value, $9.3 million was related to a third party sales contract that was executed during the prior period for less than the carrying value, $5.2 million was related to the underperformance of property using a valuation analysis based upon a multiple of earnings and $0.4 million was related to various investment in joint ventures that had were determined to have a questionable recovery of our investment.

Other income (expense)

Other income was $6.5 million for the twelve months ended December 31, 2012. This represents an increase of $4.0 million as compared to the prior year income of $2.5 million. The increase relates to the development agreement between UHF and TCI for consulting services related to the development of apartment projects, offset by miscellaneous revenue received by TCI in the prior year.

Interest income was $11.7 million for the twelve months ended December 31, 2012. This represents an increase of $6.0 million, as compared to the prior year income of $5.7 million. The increase is due to the cash received on the cash flow notes from UHF. The residential apartments have generated more surplus cash in the current period, than in the prior period, resulting in a larger recognition of previously unrecognized interest income. Prior to January 1, 2012, accrued interest was recognized to the extent cash was received and to the extent the cash received exceeds the interest owed for the current period, prior unrecognized interest is earned.

Mortgage and loan interest expense was $55.1 million for the twelve months ended December 31, 2012. This represents an increase of $3.2 million, as compared to the prior year expense of $51.9 million. This change, by segment, is an increase in the apartment portfolio of $6.6 million, offset by a decrease in the commercial portfolio of $2.2 million, and a decrease in the land portfolio of $1.2 million. Within the apartment portfolio, the same apartment portfolio increased $4.1 million due to the write off of the previous loan's deferred financing charges and prepayment penalties that were paid as part of the closing costs associated with the refinancing of eleven apartment loans in the current period. The developed properties increased by $2.5 million in the current period. Once apartment building is substantially completed, the interest expense is no longer capitalized. Within the commercial portfolio, the same properties decreased $2.2 million. This decrease is related to a commercial loan that was in default status in 2011 and was accruing interest at the default interest rate. The default rate is not longer applicable in the current period. The decrease in the land portfolio was due to land sales.

Gain on land sales decreased in the current year. In the current year, we sold 639.87 acres of land in 17 separate transactions for an aggregate sales price of $38.4 million and recorded a gain of $6.9 million. The average sales price was $60,034 per acre. In the prior year, we sold 3,809.49 acres of land in 34 separate transactions for an aggregate sales price of $163.1 million and recorded a gain of $17.0 million. The average sales price was $42,801 per acre.

Discontinued Operations

Discontinued operations relates to properties that were either sold or held for sale as of the respective year end. Included in discontinued operations are a total of five and 18 income-producing properties as of 2012 and 2011, respectively and one held for sale as of 2012. In 2012, we sold two apartment complexes (Portofino and Wildflower Villas) and three commercial properties (305 Baronne, Clarke Garage and Dunes Plaza), and one apartment complex held for sale (Verandas at City View). In 2011, we sold 11 commercial properties (Addison Hanger I, Addison Hanger II, Alpenloan, Fenton Center, One Hickory, Parkway North, Signature, Teleport Blvd, Two Hickory, Westgrove Air Plaza and Willowbrook Village), one apartment complex (Spyglass), and 13 acres of land with a storage warehouse (Eagle Crest). In addition, in 2011, we recognized the deferred gains on the sales of two apartment complexes (Bridges on Kinsey and Longfellow Arms) and four commercial properties (2010 Valley View, Cullman Shopping Center, Kmart Cary and Parkway Centre) that were sold in prior years in accordance with the requirements per ASC Topic 360-20 "Property, Plant, and Equipment—Real Estate Sales". The gains on sale of the properties sold are also included in the discontinued operations for those years as shown in the table below (dollars in thousands):

	For Years Ended December 31, 2012	For Years Ended December 31, 2011
Revenues		
Rental	$ 5,338	$ 18,215
	5,338	18,215
Expenses		
Property operations	(3,249)	(10,243)
General and administration	(1,158)	(1,148)
Depreciation	(933)	(4,032)
Provision on impairment of real estate assets	-	(8,005)
	(6,730)	(30,640)
Net loss from discontinued operations before gains on sale of real estate, taxes and fees	(1,392)	(12,425)
Gain on sale of discontinued operations	5,217	18,300
Earnings from unconsolidated subsidiaries and investees	55	453
Income from discontinued operations	3,880	6,328
Income tax expense	(1,358)	(2,215)
Income from discontinued operations	$ 2,522	$ 4,113

Comparison of the year ended December 31, 2011 to the same period ended 2010:

For the twelve months ended December 31, 2011, we reported a net loss applicable to common shares of $47.4 million or $5.67 per diluted earnings per share, as compared to a net loss applicable to common shares of $68.3 million or $8.41 per diluted earnings per share for the same period ended 2010. For the twelve months ended December 31, 2010, the net loss applicable to common shares of $47.4 million, which includes gain on land sales of $17.0 million, $37.0 million of provisions on the impairment of notes receivable and real estate assets, and net income from discontinued operations, of $4.1 million, as compared to the twelve months ended 2010 net loss applicable to common shares of $68.3 million, which includes loss on land sales of $15.2 million, $22.6 million of provisions on the impairment of notes receivable and real estate assets, and net income from discontinued operations, of $3.9 million.

Revenues

Rental and other property revenues were $106.3 million for the twelve months ended December 31, 2011. This represents an increase of $3.6 million, as compared to the prior year revenues of $102.7 million. This change, by segment, is an increase in the apartment portfolio of $9.1 million, an increase in the land and other portfolios of $0.1 million, offset by a decrease in the commercial portfolio of $5.6 million. Within the apartment portfolio, the same property portfolio increased by $4.3 million, and the developed properties increased by $4.8 million. Our apartment portfolio continues to thrive in the current economic conditions with occupancies averaging 95%. Our existing commercial portfolio decreased by $5.6 million in the same store properties due to an increase in vacancy, which we attribute to the current state of the economy. We continue to market our properties aggressively to attract new tenants and strive for continuous improvement of our properties in order to maintain our existing tenants.

Expense

Property operating expenses were $56.9 million for the twelve months ended December 31, 2011. This represents an increase of $1.3 million as compared to the prior year operating expenses of $55.6 million. This change, by segment, is an increase in the apartment portfolio of $2.8 million, offset by a decrease in the land and other portfolio of $0.9 million and a decrease in the commercial portfolio of $0.6 million. The decrease in the land portfolio was due to land sales. Within the apartment portfolio, the same apartment properties increased $0.5 million due to overall operating costs and additional repair and maintenance expenses. The developed apartments increased by $2.3 million as these properties moved into the lease-up phase and began operations.

Depreciation and amortization expense was $19.0 million for the twelve months ended December 31, 2011. This represents a decrease of $1.6 million, as compared to the prior year expense of $20.6 million. This change, by segment, was an increase in the apartment portfolio of $0.8 million offset by a decrease in the commercial portfolio of $2.4 million. Within the apartment portfolio, the same property portfolio decreased by $0.4 million and the developed properties in the lease-up phase increased by $1.2 million as the buildings became substantially complete and depreciation began.

General and administrative expenses were $9.4 million for the twelve months ended December 31, 2011. This represents an increase of $1.1 million as compared to the prior year expenses of $8.3 million. This change was due to an increase in administrative expenses and professional services.

Impairment was recorded as an additional loss in the investment portfolio of $37.0 million for the period ending December 31, 2011, of which $5.2 million was in the apartment properties we currently hold, $2.0 million in commercial properties we currently hold, $2.4 million in land parcels we currently hold, $27.0 million in land that was sold subsequent to the prior period and $0.4 million in impairment on our investments in joint ventures. Of the impairment reserves taken during that period, $22.1 million was related to the land holdings that were part of an overall strategic debt restructuring plan resulting in the disposal of the land for less than the market value, $9.3 million was related to a third party sales contract that was executed during the prior period for less than the carrying value, $5.2 million was related to the underperformance of property using a valuation analysis based upon a multiple of earnings and $0.4 million was related to various investment in joint ventures that had were determined to have a questionable recovery of our investment. Impairment was recorded as an additional loss in the investment portfolio of $22.6 million for the period ended December 31, 2010, of which $18.2 million was in land parcels we currently hold that were part of an overall strategic debt restructuring plan resulting in the disposal of the land for less than market value and $4.4 million was related to several notes receivable that were determined to have a questionable recovery and reserves were taken to reduce our potential loss in the future.

Other income (expense)

Other income was $2.5 million for the twelve months ended December 31, 2011. This represents a decrease of $5.9 million as compared to the prior year income of $8.4 million. The decrease was due to revenue received in prior year from an incentive fee from Regis I.

Interest income was $5.7 million for the twelve months ended December 31, 2011. This represents an increase of $0.5 million, as compared to the prior year income of $5.2 million. This change was due to the receipt of interest payments due on our Unified Housing surplus cash flow notes. Prior to January 1, 2012, accrued interest was recognized to the extent that cash was received.

Mortgage and loan interest expense was $51.9 million for the twelve months ended December 31, 2011. This represents a decrease of $2.3 million, as compared to the prior year expense of $54.2 million. This change, by segment, is a decrease in the land and other portfolio of $1.4 million, a decrease in the apartment portfolio of $0.8 million and a decrease in the commercial portfolio of $0.1 million. Within the apartment portfolio, the same apartment portfolio decreased $3.5 million, and the developed properties increased $2.7 million due to properties in the lease-up phase. Once an apartment is completed, the interest expense is no longer capitalized. The decrease in the land and other portfolio was due to land sales.

Gain on land sales increased for the twelve months ended December 31, 2011. In 2011, we sold 3,809.49 acres of land in 34 separate transactions for an aggregate sales price of $163.1 million and recorded a gain of $17.0 million. The average sales price was $42,801 per acre. In 2010, we sold 1,227.53 acres of land in 13 separate transactions for an aggregate sales price of $23.1 million and recorded a loss of $15.1 million. The average sales price was $18,823 per acre.

Discontinued Operations

Discontinued operations relates to properties that were either sold or held for sale as of the respective year end. Included in discontinued operations are a total of 18 and 27 income-producing properties as of 2011 and 2010, respectively and one held for sale as of 2012. The prior periods discontinued operations have been adjusted to reflect properties held during those years that were subsequently sold or held for sale as of December 31, 2012. In 2011, we sold 11 commercial properties (Addison Hanger I, Addison Hanger II, Alpenloan, Fenton Center, One Hickory, Parkway North, Signature, Teleport Blvd, Two Hickory, Westgrove Air Plaza and Willowbrook Village), one apartment complex (Spyglass), 13 acres of land with a storage warehouse (Eagle Crest), and one apartment complex held for sale (Wildflower Villas). In 2010, we sold seven apartment complexes (Baywalk, Foxwood, Island Bay, Kingsland Ranch, Longfellow Arms, Marina Landing and Mason Park), one commercial building (217 Rampart), and transferred our limited partnership interest in a consolidated entity that owned an apartment complex (Quail Oaks). In addition, in 2011 and 2010, we recognized the deferred gains on the sales of six apartment complexes (Bridges on Kinsey, Limestone Canyon, Limestone Ranch, Longfellow Arms, Sendero Ridge and Tivoli) and four commercial properties (2010 Valley View, Cullman Shopping Center, Kmart Cary and Parkway Centre) that were sold in prior years in accordance with the requirements per ASC Topic 360-20 "Property, Plant, and Equipment—Real Estate Sales". The gains on sale of the properties sold are also included in the discontinued operations for those years as shown in the table below (dollars in thousands):

	For Years Ended December 31, 2011	2010
Revenues		
Rental	$ 18,215	$ 38,110
	18,215	38,110
Expenses (Other Income)		
Property operations	(10,243)	(21,013)
Other income	-	4,065
Interest	(7,212)	(15,819)
General and administration	(1,148)	(697)
Depreciation	(4,032)	(7,755)
Provision on impairment of real estate assets	(8,005)	(1,923)
	(30,640)	(43,142)
Net loss from discontinued operations before gains on sale of real estate, taxes and fees	(12,425)	(5,032)
Gain on sale of discontinued operations	18,300	10,781
Earnings from unconsolidated subsidiaries and investees	453	203
Income from discontinued operations	6,328	5,952
Income tax expense	(2,215)	(2,083)
Income from discontinued operations	$ 4,113	$ 3,869

Liquidity and Capital Resources

General

Our principal liquidity needs are:

- fund normal recurring expenses;
- meet debt service and principal repayment obligations including balloon payments on maturing debt;
- fund capital expenditures, including tenant improvements and leasing costs;
- fund development costs not covered under construction loans; and
- fund possible property acquisitions.

Our principal sources of cash have been and will continue to be:

- property operations;
- proceeds from land and income-producing property sales;
- collection of mortgage notes receivable;

- collections of receivables from related companies;
- refinancing of existing mortgage notes payable; and
- additional borrowings, including mortgage notes payable, and lines of credit.

It is important to realize that the current status of the banking industry has had a significant effect on our industry. The banks' willingness and/or ability to originate loans affects our ability to buy and sell property, and refinance existing debt. We are unable to foresee the extent and length of this down-turn. A continued and extended decline could materially impact our cash flows. We draw on multiple financing sources to fund our long-term capital needs. We generally fund our development projects with construction loans, which are converted to traditional mortgages upon completion of the project.

We may also issue additional equity securities, including common stock and preferred stock. Management anticipates that our cash as of December 31, 2012, along with cash that will be generated in 2013 from property operations, may not be sufficient to meet all of our cash requirements. Management intends to selectively sell land and income-producing assets, refinance or extend real estate debt and seek additional borrowings secured by real estate to meet its liquidity requirements. Although history cannot predict the future, historically, we have been successful at refinancing and extending a portion of the Company's current maturity obligations.

Management reviews the carrying values of TCI's properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable, impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. If impairment is found to exist, a provision for loss is recorded by a charge against earnings. The note receivable review includes an evaluation of the collateral property securing such note. The property review generally includes: (1) selective property inspections; (2) a review of the property's current rents compared to market rents; (3) a review of the property's expenses; (4) a review of maintenance requirements; (5) a review of the property's cash flow; (6) discussions with the manager of the property; and (7) a review of properties in the surrounding area.

Cash Flow Summary

The following summary discussion of our cash flows is based on the Consolidated Statements of Cash Flows in Part II, Item 8. "Consolidated Financial Statements and Supplementary Data" and is not meant to be an all inclusive discussion of the changes in our cash flows for the periods presented below (dollars in thousands):

	2012	2011	Variance
Net cash provided by (used in) operating activities	$ (21,119)	$ (14,119)	$ (7,000)
Net cash provided by investing activities	$ 67,809	$ 43,850	$ 23,959
Net cash used in financing activities	$ (50,061)	$ (20,999)	$ (29,062)

The primary use of cash for operations is daily operating costs, general and administrative expenses, advisory fees, and land holding costs. Our primary source of cash from operating activities is from rental income on properties. In addition, we have a related account in which excess cash is transferred to or from. We used less cash to pay down related party payables than in the prior period. In the prior period, an adjustment was made to reflect the cost basis of ARL acquisitions, which reduced the related party payables by approximately $57.0 million. Obligations to related parties were further reduced in the prior period by other related party transactions.

Our primary cash outlays for investing activities are for construction and development, acquisition of land and income- producing properties, and capital improvements to existing properties. Our primary sources of cash from investing activities are from the proceeds on the sale of land and income-producing properties. During the prior period, we spent $41.0 million more on construction and development projects than in the current period due to the completion of construction on five apartment complexes. We have discontinued certain projects and put some projects on hold, while continuing to develop our apartment properties. We continue to make capital improvements on our existing properties but spent significantly less in 2012 on land development than in the prior year. Our primary sources of cash from investing activities are from the proceeds on the sale of land and income-producing properties. In addition, we received less proceeds on the sale of land and income-producing properties resulting from a decrease in sale transactions in the current period. The majority of the sales proceeds were used to cover the loan obligations.

Our primary sources of cash from financing activities are from proceeds on notes payables. Our primary cash outlays are for recurring debt payments and payments on maturing notes payable. Proceeds from notes payable associated with the new loans and refinancing provided $139.4 million. We used $21.5 million to make recurring note payments, $163.6 million for maturing notes, including payoffs required on sold properties.

Equity Investments

TCI has from time to time purchased shares of IOT and ARL. The Company may purchase additional equity securities of IOT and ARL through open market and negotiated transactions to the extent TCI's liquidity permits.

Equity securities of ARL and IOT held by TCI may be deemed "restricted securities" under Rule 144 of the Securities Act of 1933 ("Securities Act"). Accordingly, TCI may be unable to sell such equity securities other than in a registered public offering or pursuant to an exemption under the Securities Act for a one-year period after they are acquired. Such restrictions may reduce TCI's ability to realize the full fair value of such investments if TCI attempted to dispose of such securities in a short period of time.

Contractual Obligations

We have contractual obligations and commitments primarily with regards to the payment of mortgages. The following table aggregates our expected contractual obligations and commitments and includes items not accrued, per Generally Accepted Accounting Principles, through the term of the obligation such as interest expense and operating leases. Our aggregate obligations subsequent to December 31, 2012 are shown in the table below (dollars in thousands):

	Total	2013	2014	2015-2017	Thereafter
Long-term debt obligation (1)	$ 1,324,641	$ 220,496	$ 72,808	$ 158,119	$ 873,218
Capital lease obligation	-	-	-	-	-
Operating lease obligation	34,968	525	532	1,635	32,276
Purchase obligation	-	-	-	-	-
Other long-term debt liabilities reflected on the Registrant's Balance Sheet under GAAP	-	-	-	-	-
Total	$ 1,359,609	$ 221,021	$ 73,340	$ 159,754	$ 905,494

(1) TCI's long-term debt may contain financial covenants that, if certain thresholds are not met, could allow the lender to accelerate principal payments or cause the note to become due immediately.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, TCI may be potentially liable for removal or remediation costs, as well as certain other potential costs, relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery for personal injury associated with such materials.

Management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on TCI's business, assets or results of operations.

Inflation

The effects of inflation on TCI's operations are not quantifiable. Revenues from property operations tend to fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect sales values of properties and the ultimate gain to be realized from property sales. To the extent that inflation affects interest rates, TCI's earnings from short-term investments, the cost of new financings and the cost of variable interest rate debt will be affected.

ITEM 7A. ***QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK***

TCI's primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates and maturing debt that has to be refinanced. TCI's future operations, cash flow and fair values of financial instruments are also partially dependent on the then existing market interest rates and market equity prices.

As of December 31, 2012, our $799.6 million debt portfolio consisted of approximately $661.6 million of fixed-rate debt and approximately $138.0 million of variable-rate debt with interest rates ranging from 1.1% to 12.5%. Our overall weighted average interest rate at December 31, 2012 and 2011 was 5.20% and 5.74%, respectively.

TCI's interest rate sensitivity position is managed by the capital markets department. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. TCI's earnings are affected as changes in short-term interest rates affect its cost of variable-rate debt and maturing fixed-rate debt.

If market interest rates for variable-rate debt average 100 basis points more in 2013 than they did during 2012, TCI's interest expense would increase and net income would decrease by $1.4 million. This amount is determined by considering the impact of hypothetical interest rates on TCI's borrowing cost. The analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in TCI's financial structure.

The following table contains only those exposures that existed at December 31, 2012. Anticipation of exposures or risk on positions that could possibly arise was not considered. TCI's ultimate interest rate risk and its effect on operations will depend on future capital market exposures, which cannot be anticipated with a probable assurance level (dollars in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Assets							
Market securities at fair value							$ -
Note Receivable							
Variable interest rate - fair value							$ -
Instruments' maturities	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Instruments' amortization	-	-	-	-	-	-	-
Interest	-	-	-	-	-	-	-
Average Rate	0.00%	0.00%	0.00%	0.00%	0.00%		
Fixed interest rate - fair value							$ 56,919
Instruments' maturities	$ 9,230	$ -	$ 272	$ -	$ -	$ 47,417	$ 56,919
Instruments' amortization	-	-	-	-	-	-	-
Interest	2,882	2,485	2,482	5,643	5,643	56,429	75,564
Average Rate	5.06%	5.21%	5.21%	11.90%	11.90%	11.9%	

Notes Payable	2013	2014	2015	2016	2017	Thereafter	Total
Variable interest rate - fair value							$ 137,972
Instruments' maturities	$ 131,043	$ -	$ 223	$ 364	$ -	$ 3,984	$ 135,614
Instruments' amortization	1,111	412	383	184	114	154	2,358
Interest	1,520	362	333	298	284	343	3,140
Average Rate	5.36%	6.59%	6.60%	6.69%	6.75%	1.84%	
Fixed interest rate - fair value							$ 661,609
Instruments' maturities	$ 48,754	$ 35,747	$ 7,667	$ 58,215	$ 256	$ 10,793	$ 161,432
Instruments' amortization	9,023	8,886	9,026	6,978	6,810	459,454	500,177
Interest	29,045	27,401	25,315	21,129	20,541	398,490	521,921
Average Rate	4.70%	4.67%	4.60%	4.68%	4.66%	4.62%	

ITEM 8. CONSOLIDATED *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted because they are not required, are not applicable or the information required is included in the Financial Statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and
Stockholders of Transcontinental Realty Investors, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Transcontinental Realty Investors, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows each for each of the years in the three-year period ended December 31, 2012. Transcontinental Realty Investors, Inc's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 16, Transcontinental Realty Investors, Inc.'s management intends to sell land and income-producing properties and refinance or extend debt secured by real estate to meet the Company's liquidity needs.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transcontinental Realty Investors, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedules III and IV are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

FARMER , FUQUA & HUFF, PC

Richardson, Texas
March 29, 2013

TRANSCONTINENTAL REALTY INVESTORS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(dollars in thousands, except share and par value amounts)	
Assets		
Real estate, at cost	$ 978,781	$ 1,069,699
Real estate held for sale at cost, net of depreciation ($4,658 in 2012 and $1,752 in 2011)	18,077	15,015
Real estate subject to sales contracts at cost, net of depreciation ($16,412 in 2012 and $7,213 in 2011)	45,706	52,555
Less accumulated depreciation	(145,614)	(148,930)
Total real estate	896,950	988,339
Notes and interest receivable		
Performing (including $58,007 in 2012 and $78,852 in 2011 from affiliates and related parties)	60,637	79,161
Non-Performing	723	2,152
Less allowance for estimated losses (including $2,097 in 2012 and $2,097 in 2011 from affiliates and related parties)	(2,262)	(3,942)
Total notes and interest receivable	59,098	77,371
Cash and cash equivalents	16,620	19,991
Investments in unconsolidated subsidiaries and investees	5,439	6,362
Other assets	67,237	68,261
Total assets	$ 1,045,344	$ 1,160,324
Liabilities and Shareholders' Equity		
Liabilities:		
Notes and interest payable	$ 730,931	$ 829,617
Notes related to assets held for sale	18,915	13,830
Notes related to subject to sales contracts	55,976	38,376
Stock secured notes payable	2,221	2,482
Payable to related party	10,057	17,465
Deferred revenue (from sales to related parties)	53,096	65,607
Accounts payable and other liabilities (including $4,282 in 2012 and $1,746 in 2011 from affiliates and related parties)	41,019	51,663
	912,215	1,019,040
Shareholders' equity:		
Preferred Stock, Series C: $.01 par value, authorized 10,000,000 shares, issued and outstanding 30,000 shares in 2012 and 2011 respectively (liquidation preference $100 per share). Series D: $.01 par value, authorized, issued and outstanding 100,000 shares in 2012 and 2011 respectively	1	1
Common Stock, $.01 par value, authorized 10,000,000 shares; issued 8,413,669 in 2012 and 2011 respectively and outstanding 8,413,469 in 2012 and 2011 respectively	84	84
Treasury stock at cost; 200 shares in 2012 and 2011	(2)	(2)
Paid-in capital	272,774	273,886
Retained earnings	(156,559)	(148,235)
Total Transcontinental Realty Investors, Inc. shareholders' equity	116,298	125,734
Non-controlling interest	16,831	15,550
Total equity	133,129	141,284
Total liabilities and equity	$ 1,045,344	$ 1,160,324

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2012	2011	2010
	(dollars in thousands, except share and per share amounts)		
Revenues:			
Rental and other property revenues (including $587 and $223 and $564 for the year ended 2012 and 2011 and 2010 respectively from affiliates and related parties)	$ 116,051	$ 106,340	$ 102,683
Expenses:			
Property operating expenses (including $1,099 and $1,130 and $1,359 for year ended 2012 and 2011 and 2010 respectively from affiliates and related parties)	57,242	56,928	55,636
Depreciation and amortization	21,557	19,003	20,559
General and administrative (including $2,427 and $2,908 and $3,065 for the year ended 2012 and 2011 and 2010 respectively from affiliates and related parties)	5,426	9,433	8,327
Provision on impairment of notes receivable and real estate assets	4,730	37,002	22,579
Advisory fee to affiliate	8,915	9,958	11,919
Total operating expenses	97,870	132,324	119,020
Operating income (loss)	18,181	(25,984)	(16,337)
Other income (expense):			
Interest income (including $11,677 and $5,275 and $4,406 for the year ended 2012 and 2011 and 2010 respectively from affiliates and related parties)	11,725	5,720	5,187
Other income (including $6,000 and $0 and $0 for the year ended 2012 and 2011 and 2010 respectively from affiliates and related parties)	6,491	2,480	8,376
Mortgage and loan interest (including $3,153 and $1,696 and $3,345 for the year ended 2012 and 2011 and 2010 respectively from affiliates and related parties)	(55,132)	(51,886)	(54,211)
Loss on the sale of investments	(118)	(514)	-
Earnings from unconsolidated subsidiaries and investees	(66)	242	(958)
Total other expenses	(37,100)	(43,958)	(41,606)
Loss before gain on land sales, non-controlling interest, and tax	(18,919)	(69,942)	(57,943)
Gain (loss) on land sales	6,935	17,011	(15,155)
Loss from continuing operations before tax	(11,984)	(52,931)	(73,098)
Income tax benefit	1,358	2,215	2,131
Net loss from continuing operations	(10,626)	(50,716)	(70,967)
Discontinued operations:			
Loss from discontinued operations	(1,337)	(11,972)	(4,829)
Gain on sale of real estate from discontinued operations	5,217	18,300	10,781
Income tax expense from discontinued operations	(1,358)	(2,215)	(2,083)
Net income from discontinued operations	2,522	4,113	3,869
Net loss	(8,104)	(46,603)	(67,098)
Net (income) loss attributable to non-controlling interest	(220)	282	(98)
Net loss attributable to Transcontinental Realty Investors, Inc.	(8,324)	(46,321)	(67,196)
Preferred dividend requirement	(1,112)	(1,110)	(1,073)
Net loss applicable to common shares	$ (9,436)	$ (47,431)	$ (68,269)
Earnings per share - basic			
Loss from continuing operations	$ (1.42)	$ (6.16)	$ (8.89)
Income from discontinued operations	0.30	0.49	0.48
Net loss applicable to common shares	$ (1.12)	$ (5.67)	$ (8.41)
Earnings per share - diluted			
Loss from continuing operations	$ (1.42)	$ (6.16)	$ (8.89)
Income from discontinued operations	0.30	0.49	0.48
Net loss applicable to common shares	$ (1.12)	$ (5.67)	$ (8.41)
Weighted average common share used in computing earnings per share	8,413,469	8,370,729	8,113,575
Weighted average common share used in computing diluted earnings per share	8,413,469	8,370,729	8,113,575
Amounts attributable to Transcontinental Realty Investors, Inc.			
Loss from continuing operations	$ (10,833)	$ (50,373)	$ (71,065)
Income (loss) from discontinued operations	2,509	4,052	3,869
Net loss	$ (8,324)	$ (46,321)	$ (67,196)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Three Years Ended December 31, 2012
(dollars in thousands)

	Total	Comprehensive Income (Loss)	Preferred Stock	Common Stock Shares	Common Stock Amount	Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest
Balance, December 31, 2009	$ 245,416	$ (38,024)	$ 1	8,113,669	$ 81	$ -	$ 262,118	$ (34,718)	$ -	$ 17,934
Series D preferred stock dividends (7% per year)	(863)	-	-	-	-	-	(863)	-	-	-
Series C preferred stock dividends (8.5% per year)	(210)	-	-	-	-	-	(210)	-	-	-
Net income (loss)	(67,098)	(67,098)	-	-	-	-	-	(67,196)	-	98
Sale of controlling interest	49	-	-	-	-	-	27	-	-	22
Acquisition of controlling interest	6,202	-	-	-	-	-	10,610	-	-	(4,408)
Distributions to non-controlling interests	(46)	-	-	-	-	-	-	-	-	(46)
Repurchase/sale of treasury shares, net	(2)			-	-	(2)	-	-	-	-
Balance, December 31, 2010	$ 183,448	$ (105,122)	$ 1	8,113,669	$ 81	$ (2)	$ 271,682	$(101,914)	$ -	$ 13,600
Series D preferred stock dividends (7% per year)	(900)	-	-	-	-	-	(900)	-	-	-
Series C preferred stock dividends (8.5% per year)	(210)	-	-	-	-	-	(210)	-	-	-
Net income (loss)	(46,603)	(45,930)	-	-	-	-	-	(46,321)	-	(282)
Issuance of common stock	1,530	-	-	300,000	3	-	1,527	-	-	-
Sale of controlling interest	4,019	-	-	-	-	-	1,787	-	-	2,232
Balance, December 31, 2011	$ 141,284	$ (151,052)	$ 1	8,413,669	$ 84	$ (2)	$ 273,886	$(148,235)	$ -	$ 15,550
Series D preferred stock dividends (7% per year)	(902)	-	-	-	-	-	(902)	-	-	-
Series C preferred stock dividends (8.5% per year)	(210)	-	-	-	-	-	(210)	-	-	-
Net income (loss)	(8,104)	(8,104)	-	-	-	-	-	(8,324)	-	220
Issuance of common stock	-	-	-	-	-	-	-	-	-	-
Sale of controlling interest	1,138	-	-	-	-	-	-	-	-	1,138
Acquisition of controlling interest	(69)	-	-	-	-	-	-	-	-	(69)
Distributions to non-controlling interests	(8)	-	-	-	-	-	-	-	-	(8)
Repurchase/sale of treasury shares, net	-		-	-	-	-	-	-	-	-
Balance, December 31, 2012	$ 133,129	$ (159,156)	$ 1	8,413,669	$ 84	$ (2)	$ 272,774	$(156,559)	$ -	$ 16,831

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2012	2011	2010
	(dollars in thousands)		
Cash Flow From Operating Activities:			
Net loss	$ (8,104)	$ (46,603)	$ (67,098)
Adjustments to reconcile net loss applicable to common shares to net cash used in operating activities:			
(Gain) loss on sale of land	(6,935)	(17,011)	15,155
Gain on sale of income producing properties	(5,217)	(18,300)	(10,781)
Depreciation and amortization	22,488	23,034	28,302
Provision on impairment of notes receivable and real estate assets	4,730	52,128	24,502
Amortization of deferred borrowing costs	2,428	2,365	2,613
Earnings due to non-controlling interest	-	-	-
Earnings from unconsolidated subsidiaries and investees	11	(695)	754
(Increase) decrease in assets:			
Accrued interest receivable	(5,517)	(4,050)	(1,869)
Other assets	157	(799)	8,971
Prepaid expense	(236)	2,083	551
Escrow	1,157	18,837	8,476
Earnest money	235	1,385	850
Rent receivables	(1,094)	(6,158)	(2,276)
Increase (decrease) in liabilities:			
Accrued interest payable	(7,498)	8,743	1,764
Affiliate payables	(7,408)	(29,795)	(2,902)
Other liabilities	(10,316)	717	(14,210)
Net cash used in operating activities	(21,119)	(14,119)	(7,198)
Cash Flow From Investing Activities:			
Proceeds from notes receivables	11,993	16,924	3,967
Originations of notes receivables	13,477	(22,421)	(29,455)
Acquisition of land held for development	(18,948)	(43,193)	(4,937)
Acquisition of income producing properties	-	6,526	-
Proceeds from sales of income producing properties	31,751	29,628	119,123
Proceeds from sale of land	36,648	104,093	44,419
Proceeds from sale of investments	132	586	-
Investment in unconsolidated real estate entities	780	(319)	458
Improvement of land held for development	(184)	(1,562)	(4,834)
Improvement of income producing properties	(2,201)	(3,657)	(2,277)
Acquisition of non-controlling interest	(69)	-	-
Sale of controlling interest	113	4,019	22
Investment in marketable equity securities	-	-	(89)
Construction and development of new properties	(5,683)	(46,774)	(38,346)
Net cash provided by investing activities	67,809	43,850	88,051
Cash Flow From Financing Activities:			
Proceeds from notes payable	139,459	117,441	182,849
Recurring amortization of principal on notes payable	(21,541)	(16,383)	(10,655)
Payments on maturing notes payable	(163,553)	(120,922)	(242,795)
Deferred financing costs	(3,305)	(1,555)	(3,539)
Distributions to non-controlling interests	(8)	-	(46)
Common stock issuance	-	1,530	-
Preferred stock dividends - Series C	(212)	(210)	(210)
Preferred stock dividends - Series D	(901)	(900)	(863)
Net cash used in financing activities	(50,061)	(20,999)	(75,259)
Net increase (decrease) in cash and cash equivalents	(3,371)	8,732	5,594
Cash and cash equivalents, beginning of period	19,991	11,259	5,665
Cash and cash equivalents, end of period	$ 16,620	$ 19,991	$ 11,259
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 44,737	$ 56,641	$ 61,439
Cash paid for income taxes, net of refunds	$ -	$ -	$ (48)
Schedule of noncash investing and financing activities:			
Affiliate payable/receivable for ARL cost basis sales adjustment	$ 10,445	$ (34,234)	$ -
Acquisition of land for ARL cost basis sales adjustment	$ (10,445)	$ 34,234	$ -
Note receivable allowance	$ -	$ -	$ (1,937)
Notes receivable received from affiliate	$ 6,000	$ 20,387	$ 28,554
Sale of notes receivable to affiliate	$ (20,387)	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
For the Three Years Ended December 31,

	2012	2011	2010
		(dollars in thousands)	
Net loss	$ (8,104)	$ (46,603)	$ (67,098)
Other comprehensive loss			
Unrealized gain on investment securities	-	-	-
Total other comprehensive loss	-	-	-
Comprehensive loss	(8,104)	(46,603)	(67,098)
Comprehensive (income) loss attributable to non-controlling interest	(220)	282	(98)
Comprehensive loss attributable to Transcontinental Realty Investors, Inc.	$ (8,324)	$ (46,321)	$ (67,196)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of Transcontinental Realty Investors, Inc. and consolidated entities have been prepared in conformity with accounting principles generally accepted in the United States of America, the most significant of which are described in Note 1. "Summary of Significant Accounting Policies." The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances for 2010 and 2011 have been reclassified to conform to the 2012 presentation.

NOTE 1. ***ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***

FASB Accounting Standards Codification. The Company presents its financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, the company refers to the ASC Codification as the sole source of authoritative literature.

Organization and business. Transcontinental Realty Investors, Inc., a Nevada corporation, is headquartered in Dallas, Texas and its common stock trades on the New York Stock Exchange ("NYSE") under the symbol ("TCI"). TCI is the successor to a California business trust that was organized on September 6, 1983 and commenced operations on January 31, 1984. On November 30, 1999, TCI acquired all of the outstanding shares of beneficial interest of Continental Mortgage and Equity Trust ("CMET"), a real estate company, in a tax-free exchange of shares, issuing 1,181 shares of its common stock for each outstanding CMET share. Prior to January 1, 2000, TCI elected to be treated as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). During the third quarter of 2000, due to a concentration of ownership TCI no longer met the requirement for tax treatment as a REIT. Effective March 31, 2003, TCI's financial results were consolidated in the American Realty Investors, Inc. ("ARL") Form 10-K and related consolidated financial statements.

TCI is a "C" corporation for U.S. federal income tax purposes and files an annual consolidated income tax return with ARL, whose common stock is traded on the New York Stock Exchange under the symbol ("ARL"). Subsidiaries of ARL own approximately 83.8% of the Company's common stock.

On July 17, 2009, the Company acquired an additional 2,518,934 shares of common stock of Income Opportunity Realty Investors, Inc. ("IOT"), and in doing so, increased its ownership from approximately 25% to over 80% of the shares of common stock of IOT outstanding. Upon acquisition of the additional shares in 2009, IOT's results of operations began consolidating with those of the Company for tax and financial reporting purposes. As of December 31, 2012 TCI owned 81.1% of the outstanding IOT common shares. Shares of IOT are traded on the New York Euronext Exchange ("NYSE MKT") under the symbol ("IOT").

At the time of the acquisition, the historical accounting value of IOT's assets was $112 million and liabilities were $43 million. In that the shares of IOT acquired by TCI were from a related party, the values recorded by TCI are IOT's historical accounting values at the date of transfer. The Company's fair valuation of IOT's assets and liabilities at the acquisition date approximated IOT's book value. The net difference between the purchase price and historical accounting basis of the assets and liabilities acquired was $26.9 million and has been reflected by TCI as deferred income. The deferred income will be recognized upon the sale of the land that IOT held on its books as of the date of sale, to an independent third party.

TCI's Board of Directors is responsible for directing the overall affairs of TCI and for setting the strategic policies that guide the Company. As of April 30, 2011, the Board of Directors delegated the day-to-day management of the Company to Pillar Income Asset Management, Inc., a Nevada corporation ("Pillar") under a written Advisory Agreement that is reviewed annually by TCI's Board of Directors. The directors of TCI are also directors of ARL and IOT. The Chairman of the Board of Directors of TCI also serves as the Chairman of the Board of Directors of ARL and IOT. The officers of TCI also serve as officers of ARL, IOT and Pillar.

Effective since April 30, 2011, Pillar, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for the Company's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual advisor, Pillar is compensated by TCI under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". TCI has no employees. Employees of Pillar render services to TCI in accordance with the terms of the Advisory Agreement. Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor prior to April 30, 2011.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties and provides brokerage services. Regis receives property management fees and leasing commissions in accordance with the terms of its property-level management agreement. Regis is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"). TCI engages third-party companies to lease and manage its apartment properties.

The Company has a development agreement with Unified Housing Foundation, Inc. ("UHF") a non-profit corporation that provides management services for the development of residential apartment projects in the future. The Company has also invested in surplus cash notes receivables from UHF and has sold several residential apartment properties to UHF in prior years. Due to this ongoing relationship and the significant investment in the performance of the collateral secured under the notes receivable, UHF has been determined to be a related party.

Our primary business is the acquisition, development and ownership of income-producing residential and commercial real estate properties. In addition, we opportunistically acquire land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents and leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies. We also generate revenues from gains on sales of income-producing properties and land. At December 31, 2012, we owned 47 residential apartment communities comprising of 8,553 units, 13 commercial properties comprising an aggregate of approximately 3.4 million square feet, and an investment in 4,133 acres of undeveloped and partially developed land.

Basis of presentation. The accompanying Consolidated Financial Statements include our accounts, our subsidiaries, generally all of which are wholly-owned, and all entities in which we have a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby we have determined that we are a primary beneficiary of the VIE and meet certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which we have less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities are included in consolidated net income. TCI's investment in ARL is accounted for under the equity method. Our investment in Garden Centura, L.P. was accounted for under the equity method until December 28, 2011, when it was sold to a third party.

Real estate, depreciation, and impairment. Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements—10-40 years; furniture, fixtures and equipment—5-10 years). We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, "Property, Plant and Equipment," Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Any properties that are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation" are those in which we have not recognized the legal sale according to the guidance in ASC 360-20 due to various factors, disclosed in each sale transaction under Item 1 Significant Real Estate Acquisitions/Dispositions and Financing. Any sale transaction where the guidanee reflects that a sale had not occurred, the asset involved in the transaction, including the debt and property operations, remained on the books of the Company. We continue to charge depreciation to expense as a period costs for the property until such time as the property has been classified as held for sale in accordance with guidance reflected in ASC 360-10-45 "Impairment or Disposal of Long-Lived Assets".

Real estate held for sale. We periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Company's board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale are stated separately on the accompanying consolidated balance sheets. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. The operating results of real estate assets held for sale and sold are reported as discontinued operations in the accompanying statements of operations. Income from discontinued operations includes the revenues and expenses, including depreciation and interest expense, associated with the assets. This classification of operating results as discontinued operations applies retroactively for all periods presented. Additionally, gains and losses on assets designated as held for sale are classified as part of discontinued operations.

Cost Capitalization. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to planning, developing, initial leasing and constructing a property are capitalized and classified as Real Estate in the Consolidated Balance Sheets. Capitalized development costs include interest, property taxes, insurance, and other direct project costs incurred during the period of development.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 "Interest – Capitalization of Interest" and ASC Topic 970 "Real Estate - General". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

We capitalize leasing costs which include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement and any internal costs that may be applicable. We allocate these costs to individual tenant leases and amortize them over the related lease term.

Fair value measurement. We apply the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1 — Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.
Level 2 — Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Related parties. We apply ASC Topic 805, "Business Combinations", to evaluate business relationships. Related parties are persons or entities who have one or more of the following characteristics, which include entities for which investments in their equity securities would be required, trust for the benefit of persons including principal owners of the entities and members of their immediate families, management personnel of the entity and members of their immediate families and other parties with which the entity may deal if one party controls or can significantly influence the decision making of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, or affiliates of the entity.

Recognition of revenue. Our revenues, which are composed largely of rental income, include rents reported on a straight-line basis over the lease term. In accordance with ASC 805 "Business Combinations", we recognize rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers; we have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment—Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Non-performing notes receivable. We consider a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest recognition on notes receivable. We record interest income as earned in accordance with the terms of the related loan agreements. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we recorded interest as earned.

Allowance for estimated losses. We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 "Notes and Interest Receivable" for details on our notes receivable.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Earnings per share. Income (loss) per share is presented in accordance with ASC 620 "Earnings per Share". Income (loss) per share is computed based upon the weighted average number of shares of common stock outstanding during each year.

Use of estimates. In the preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year ended. Actual results could differ from those estimates.

Income Taxes. TCI is a "C Corporation" for U.S. federal income tax purposes. For tax periods ending before August 31, 2012, TCI filed an annual consolidated income tax return with ARL and IOT and their subsidiaries. ARL was the common parent for the consolidated group. After that date, TCI and the rest of the American Realty Investors, Inc. group joined the Realty Advisors Management, Inc. (RAMI) consolidated group for tax purposes. The income tax expense (benefit) for the 2010 and 2011 tax periods in the accompanying financial statement was calculated under a tax sharing and compensating agreement between ARL, TCI and IOT. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI, IOT and RAMI for the remainder of 2012. The agreement specifies the manner in which the group will share the consolidated tax liability and also how certain tax attributes are to be treated among members of the group.

Recent Accounting Pronouncements. There were no recent accounting pronouncements that our company has not implemented that materially affect our financial statements.

NOTE 2. ***REAL ESTATE***

A summary of our real estate owned as of the end of the year is listed below (dollars in thousands):

	2012	2011
Apartments	$ 609,093	$ 610,072
Apartments under construction	-	-
Commercial properties	216,343	214,111
Land held for development	153,345	173,996
Real estate held for sale	22,735	80,245
Real estate subject to sales contract	62,118	67,810
Total real estate, at cost, less impairment	1,063,634	1,146,234
Less accumulated deprecation	(166,684)	(157,895)
Total real estate, net of depreciation	$ 896,950	$ 988,339

Expenditures for repairs and maintenance are charged to operations as incurred. Significant betterments are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

Depreciation is computed on a straight line basis over the estimated useful lives of the assets as follows:

Land improvements	25 to 40 years
Buildings and improvements	10 to 40 years
Tenant improvements	Shorter of useful life or terms of related lease
Furniture, fixtures and equipment	3 to 7 years

Provision for Impairment Losses

The provision for impairment of notes receivable, investment in real estate partnerships, and real estate assets was $4.7 million for the period ended December 31, 2012. This was a decrease of $32.3 million as compared to the prior year expense of $37.0 million. In the current year, impairment was recorded as an additional loss in the commercial and land portfolios. In our commercial portfolio, an impairment reserve of $2.4 million was taken in response to a deficiency agreement with the existing lender. The agreed upon deficiency, in the event the lender takes possession of the property, was the basis upon which fair value was calculated and an impairment reserve was taken for the difference in basis over fair value. The remaining $2.3 million in impairment reserves were related to our land holdings. A current year sale of adjacent land determined the fair value on a Waco, Texas land holding that resulted in an impairment reserve of $1.2 million, a comparable sale determined the fair value of a Florida land holding that resulted in an impairment reserve of $0.5 million and a recent appraisal determined the fair value of an Arkansas land holding that resulted in an impairment reserve of $0.6 million.

In the prior period, impairment was recorded as an additional loss in the investment portfolio of $5.2 million in the apartment properties we currently hold, $2.0 million in commercial properties we currently hold, $2.4 million in land parcels we currently hold, $27.0 million in land that was sold subsequent to the prior period and $0.4 million in impairment on our investments in joint ventures. Of the impairment reserves taken in the prior period, $22.1 million was related to the land holdings that were part of an overall strategic debt restructuring plan resulting in the disposal of the land for less than the market value, $9.3 million was related to a third party sales contract that was executed during the prior period for less than the carrying value, $5.2 million was related to the underperformance of property using a valuation analysis based upon a multiple of earnings and $0.4 million was related to various investment in joint ventures that had were determined to have a questionable recovery of our investment.

Fair Value Measurement

The Company applies the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. The Company is required to assess the fair value of its consolidated real estate assets with indicators of impairment. The value of impaired real estate assets is determined using widely accepted valuation techniques, including discounted cash flow analyses on the expected cash flow of each asset, as well as the income capitalization approach, which considers prevailing. market capitalization rates, analyses of recent comparable sales transactions, information from actual sales negotiations and bona fide purchase offers received from third parties. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair value measurements used in these evaluations are considered to be Level 2 and 3 valuations within the fair value hierarchy in the accounting rules, as there are significant observable (Level 2) and unobservable inputs (Level 3). Examples of Level 2 inputs the Company utilizes in its fair value calculations are appraisals and bona fide purchase offers from third parties. Examples of Level 3 inputs the Company utilizes in its fair value calculations are discount rates, market capitalization rates, expected lease rental rates, timing of new leases, an estimate of future sales prices and comparable sales prices of similar assets, if available. All of the impairment charges outlined above were recorded in the statements of operations, either in continuing operations or discontinued operations.

		Fair Value Measurements Using:		
December 31, 2012	Fair Value	Level 1	Level 2	Level 3
Land	$ 2,699	$ ---	$ 1,800	$ 899
Commercial	$ 9,660	$ ---	$ 9,660	$ ---

Land with a carrying amount of $5,029,254 was written down to its fair value of $2,699,175 resulting in an impairment charge of $2,330,079 in 2012. Level 2 inputs used to determine the fair values above include bona fide purchase offers and third party appraisals. The Level 3 inputs used to determine the fair values above include comparable sales prices of similar assets.

A commercial building with a carrying amount of $12,060,247 was written down to its fair value of $9,660,247 resulting in an impairment charge of $2,400,000 in 2012. The method used to determine the fair value was agreement with lender as to value based on their evaluation of the property.

		Fair Value Measurements Using:		
December 31, 2011	Fair Value	Level 1	Level 2	Level 3
Land	$ 55,806	$ ---	$ 55,806	$ ---
Residential	$ 30,539	$ ---	$ ---	$ 30,539
Commercial	$ 11,934	$ ---	$ 11,934	$ ---

Land with a carrying amount of $86,696,927 was written down to its fair value of $55,806,297 resulting in an impairment charge of $30,890,630 in 2011. Level 2 observable inputs used to determine the fair value includes bona fide purchase offers and third party appraisals.

Residential properties with a carrying amount of $35,717,146 were written down to their fair value of $30,539,462 resulting in an impairment charge of $5,177,684 in 2011. Level 3 unobservable inputs were used to determine the fair value includes a valuation technique, the income capitalization approach, which considers prevailing market capitalization rates.

Commerical properties with a carrying amount of $20,427,936 were written down to their fair value of $11,933,620 resulting in an impairment charge of $8,494,316 in 2011. Level 2 observable inputs used to determine the fair value includes bona fide purchase offers.

		Fair Value Measurements Using:		
December 31, 2010	Fair Value	Level 1	Level 2	Level 3
Commercial	$ 0	$ ---	$ 0	$ ---
Land	$ 13,091	$ ---	$ 13,091	$ ---

A commercial property with a carrying amount of $1,092,838 was written down to its fair value of $0 resulting in an impairment charge of $1,092,838 in 2010. Level 2 observable inputs used to determine the fair value includes bona fide purchase offer.

Land with a carrying amount of $31,326,888 was written down to its fair value of $13,090,811 resulting in an impairment charge of $18,236,077 in 2010. Level 2 observable inputs used to determine the fair value includes bona fide purchase offer.

The following is a brief description of the most significant property acquisitions and sales in 2012:

On January 1, 2012, ARL and TCI agreed to rescind the April 1, 2011 sale of 100% of the general and limited partnership interest in Garden Whispering Pines, LP, which owns Whispering Pines apartments, a 320-unit complex located in Topeka, Kansas.

On January 3, 2012, 82.2 acres of land known as Denton Coonrod land located in Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on March 23, 2011, to Cross County National Associates, LP, a related party, for a sales price of $1.8 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 3, 2012 at a sales price equal to the existing mortgage of $0.8 million, that was considered paid in full when ownership transferred to the existing lender. We recorded a gain on sale of $0.04 million on the land parcel sale.

On January 30, 2012, we refinanced the existing mortgage on Parc at Maumelle apartments, a 240-unit complex located in Little Rock, Arkansas, for a new mortgage of $16.8 million. We paid off the existing mortgage of $16.1 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 3.00% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2052.

On February 2, 2012, TCI and its subsidiary, 1340 Poydras, LLC, executed a guarantor settlement and consent agreement with the lender for the Amoco building, Petra CRE CDO 2007-1, Ltd ("Petra") to transfer ownership of the Amoco building to a new entity, 1340 Owner, LLC, which is affiliated with the existing lender, Petra. Petra and its affiliate are independent third parties. Regis will continue to manage the property while under Petra's ownership and TCI will have an option to re-acquire the property during the option term which shall end two years following the commencement of the agreement. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement related to the obligations under the note and guaranty agreements and the re-acquisition option.

On February 7, 2012, 22.92 acres of land known as Andrew B land, Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on February 7, 2012, when the Company received a credit against the outstanding debt of $2.1 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $1.2 million on the land parcel sale.

On February 23, 2012, we sold a 220-unit apartment complex known as Wildflower Villas apartments located in Temple, Texas to an independent third party, for a sales price of $19.6 million. The buyer assumed the existing debt of $13.7 million secured by the property. We recorded a gain on sale of $3.6 million on the apartment sale.

On February 29, 2012, we refinanced the existing mortgage on Huntington Ridge apartments, a 198-unit complex located in DeSoto, Texas, for a new mortgage of $15.0 million. We paid off the existing mortgage of $14.6 million and paid $1.2 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, we refinanced the existing mortgage on Laguna Vista apartments, a 206-unit complex located in Dallas, Texas, for a new mortgage of $17.7 million. We paid off the existing mortgage of $17.0 million and paid $1.1 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, we refinanced the existing mortgage on Savoy of Garland apartments, a 144-unit complex located in Garland, Texas, for a new mortgage of $10.3 million. We paid off the existing mortgage of $10.2 million and paid $0.9 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On March 1, 2012, we sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. We provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, we re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 1, 2012, the construction loan in the amount of $11.1 million that was taken out on July 30, 2010 to fund the development of Sonoma Court apartments, a 124-unit complex, closed into permanent financing. The note accrues interest at 5.35% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on November 1, 2051.

On March 5, 2012, 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.1 million on the land parcel sale.

On March 27, 2012, we sold 319.07 acres of land known as Waco Ritchie land located in Waco, Texas to an independent third party, for a sales price of $1.9 million. The existing mortgage of $1.5 million, secured by the property, was paid in full. We recorded a loss on sale of $0.8 million on the land parcel sale.

On March 28, 2012, the construction loan in the amount of $24.2 million that was taken out on February 18, 2010 to fund the development of Blue Ridge apartments, a 290-unit complex, closed into permanent financing. The note accrues interest at 5.37% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on October 1, 2051.

On April 1, 2012, we purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. We assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.2 million on the land parcel sale.

On April 5, 2012, we sold Clarke Garage, a 6,869 square foot parking garage, located in New Orleans, Louisiana to an independent third party, for a sales price of $6.0 million. All of the sale proceeds went to pay down existing mortgages, secured by the property. We recorded a loss on sale of $0.3 million on the parking garage sale.

On April 30, 2012, we refinanced the existing mortgage on Parc at Metro Center apartments, a 144-unit complex located in Nashville, Tennessee, for a new mortgage of $11.0 million. We paid off the existing mortgage of $10.5 million and paid $0.7 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on May 1, 2052.

On May 16, 2012, we sold 0.42 acres of land known as 1013 Common Street located in New Orleans, Louisiana to an independent third party, for a sales price of $650,000. All of the sale proceeds went to pay down an existing mortgage, secured by the property.

On May 17, 2012, we sold a 220-unit apartment complex known as Portofino at Mercer Crossing apartments located in Farmers Branch, Texas to an independent third party, for a sales price of $26.0 million. The existing mortgage of $19.9 million, secured by the property, was paid in full. We recorded a gain on sale of $2.0 million on the apartment sale.

On May 25, 2012, we refinanced the existing mortgage on Pecan Pointe apartments, a 232-unit complex located in Temple, Texas, for a new mortgage of $16.8 million. We paid off the existing mortgage of $16.4 million and paid $1.3 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On May 30, 2012, we refinanced the existing mortgage on Blue Lake Villas II apartments, a 70-unit complex located in Waxahachie, Texas, for a new mortgage of $4.1 million. We paid off the existing mortgage of $3.9 million and paid $0.2 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On June 1, 2012, we purchased 19.29 acres of Summer Breeze land located in Odessa, Texas, for $2.0 million. On June 12, 2012, we sold 13.31 acres of this land parcel to an independent third party.

On June 8, 2012, we sold 72.22 acres of land known as McKinney Ranch land located in McKinney, Texas to an independent third party, for a sales price of $5.4 million. We paid $5.4 million on the existing mortgage to satisfy a portion of the multi-tract collateral debt of $7.6 million, secured by the property. We recorded a gain on sale of $1.0 million on the land parcel sale.

On June 19, 2012, the construction loan in the amount of $16.4 million that was taken out on September 14, 2010 to fund the development of Lodge at Pecan Creek apartments, a 192-unit complex, closed into permanent financing. The note accrues interest at 5.05% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On June 22, 2012, we sold 305 Baronne, a 37,081 square foot building, located in New Orleans, Louisiana to an independent third party, for a sales price of $825,000. We paid $0.7 million on an existing mortgage, secured by the property. We recorded a loss on sale of $0.4 million on the building sale.

On June 28, 2012, we refinanced the existing mortgage on Lake Forest apartments, a 222-unit complex located in Houston, Texas, for a new mortgage of $12.8 million. We paid off the existing mortgage of $12.0 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, we refinanced the existing mortgage on Mission Oaks apartments, a 228-unit complex located in San Antonio, Texas, for a new mortgage of $15.6 million. We paid off the existing mortgage of $14.9 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, we refinanced the existing mortgage on Paramount Terrace apartments, a 181-unit complex located in Amarillo, Texas, for a new mortgage of $3.2 million. We paid off the existing mortgage of $2.8 million and paid $0.4 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2045.

On June 28, 2012, we refinanced the existing mortgage on Sugar Mill apartments, a 160-unit complex located in Addis, Louisiana, for a new mortgage of $12.0 million. We paid off the existing mortgage of $11.8 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 29, 2012, we sold 2.59 acres of land known as Vineyards land located in Grapevine, Texas to an independent third party, for a sales price of $2.4 million. The existing mortgage of $0.4 million, secured by the property, was paid in full. We recorded a gain on sale of $1.4 million on the land parcel sale.

On June 29, 2012, we sold 4.33 acres of land known as Vineyards land located in Grapevine, Texas to an independent third party, for a sales price of $3.9 million. We recorded a gain on sale of $2.2 million on the land parcel sale.

On July 1, 2012, we recorded the June 12, 2012 sale of 13.31 acres of land known as Summer Breeze land located in Odessa, Texas to an independent third party, for $2.2 million. We provided $2.2 million in seller-financing with a 15-month note receivable. The note accrues interest at 5% and is payable at maturity on September 8, 2013. We have deferred the recognition of the gain in accordance with ASC 360-20 due to the buyer's inadequate initial investment.

On July 11, 2012, we sold Dunes Plaza, a 220,439 square foot retail center and 14.60 acres of land, located in Michigan City, Indiana to an independent third party, for a sales price of $3.0 million. We paid $2.2 million on an existing mortgage, secured by the property and $0.8 million in closing costs and unpaid real estate taxes. We recorded a gain on sale of $0.1 million on the building sale.

On August 10, 2012, we purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI originally sold the membership interests in LaDue, LLC on March 1, 2012 but did not record the sale for accounting purposes. See the above March 1, 2012 sale disclosure for details of the accounting treatment.

On September 6, 2012, we sold 19.82 acres of land known as McKinney Ranch land located in McKinney, Texas to an independent third party, for a sales price of $3.0 million. The existing mortgage of $2.6 million, secured by the property, was paid in full. We recorded a gain on sale of $0.2 million on the land parcel sale.

On September 11, 2012, we sold 7.977 acres of land known as Kinwest Manor land located in Farmers Branch, Texas to an independent third party, for a sales price of $2.3 million. The existing multi-collateral mortgage was paid down by $1.2 million. We recorded a loss on sale of $14,000 on the land parcel sale.

On September 12, 2012, we sold 9.39 acres of land known as Lacy Longhorn land located in Farmers Branch, Texas to an independent third party, for a sales price of $3.1 million. All of the sale proceeds were used to pay down a portion of the multi-tract collateral debt, secured by the property. We recorded a gain on sale of $2.1 million on the land parcel sale.

On September 12, 2012, we sold two land parcels, comprising approximately 7.39 acres of undeveloped land located in Dallas, Texas and Farmers Branch, Texas, known as Lacy Longhorn land and Manhattan 2 land to an independent third party, for a sales price of $2.4 million. Seller-financing was provided for $1.9 million. We recorded a gain on sale of $1.3 million on the land parcels sale.

On September 24, 2012, we sold 3.89 acres of land known as Copperridge land located in Dallas, Texas to an independent third party for a sales price of $3.2 million. The existing mortgage of $2.3 million, secured by the property, was paid in full. We recorded a loss on sale of $0.7 million on the land parcel sale.

On September 28, 2012, we sold 40.49 acres of land known as Marine Creek land located in Fort Worth, Texas to an independent third party, for a sales price of $1.8 million. All of the sale proceeds were used to pay off the multi-tract collateral debt, secured by the property. We recorded a gain on sale of $35,000 on the land parcel sale.

On December 31, 2012, 21.26 acres of land known as Pioneer Crossing land located in Austin, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party A sale to an independent third party, that met the requirements of ASC 360-20, received a credit against the outstanding debt of $0.3 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a loss on sale of $1.0 million on the land parcel sale.

On December 31, 2012, we sold 100% of the stock in T Southwood 1394, Inc., to One Realco Corporation, a related party, for a sales price of $0.6 million. This entity owns 14.52 acres of land known as Southwood Land located in Tallahassee, Florida. Under the terms of the sale, the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. We will not record a gain or loss on the land parcel sale.

In December 2010, there were various commercial and land holdings sold to FRE Real Estate, Inc. a related party. During the first three months of 2011, many of these transactions were rescinded as of the original transaction date and were subsequently sold to related parties under the same ownership as FRE Real Estate, Inc. and disclosed in the transactions above. As of December 31, 2012, there is one commercial building, Thermalloy that remains in FRE Real Estate, Inc. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, the buyer's inadequate initial investment and questionable recovery of the Company's investment cost.

The properties that we have sold to a related party and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation". These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, we are currently in default on these mortgages primarily due to lack of payment although we are actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

Acquisitions from our parent, ARL, have previously been reflected at the fair value purchase price. Upon discussion with the SEC and in review of the guidance pursuant to ASC 250-10-45-22 to 24, we have adjusted those assets, in the prior year, to reflect a basis equal to ARL's cost basis in the asset at the time of the sale. The related party payables to ARL were reduced for the lower asset price.

NOTE 3. *NOTES AND INTEREST RECEIVABLE*

A portion of our assets are invested in mortgage notes receivable, principally secured by real estate. We may originate mortgage loans in conjunction with providing purchase money financing of property sales. Notes receivable are generally collateralized by real estate or interests in real estate and personal guarantees of the borrower and, unless noted otherwise, are so secured Management intends to service and hold for investment the mortgage notes in our portfolio. A majority of the notes receivable provide for principal to be paid at maturity. Our mortgage notes receivable consist of first, wraparound and junior mortgage loans (dollars in thousands):

Borrower	Maturity Date	Interest Rate	Amount	Security
Performing loans:				
Miscellaneous related party notes (1)	Various	Various	$ 664	Various secured and unsecured interests
S Breeze I-V, LLC	09/13	5.00%	2,590	6% Class A and 25% Class B Limited Partner Interests
Unified Housing Foundation, Inc. (Echo Station) (1)	12/27	5.25%	1,481	100% Interest in Unified Housing of Temple, LLC
Unified Housing Foundation, Inc. (Lakeshore Villas) (1)	12/27	5.25%	2,000	Unsecured
Unified Housing Foundation, Inc. (Lakeshore Villas) (1)	12/27	5.25%	6,363	Membership interest in Housing for Seniors of Humble, LLC
Unified Housing Foundation, Inc. (Limestone Canyon) (1)	12/27	5.25%	4,663	100% Interest in Unified Housing of Austin, LLC
Unified Housing Foundation, Inc. (Limestone Canyon) (1)	12/27	5.25%	3,057	100% Interest in Unified Housing of Austin, LLC
Unified Housing Foundation, Inc. (Limestone Ranch) (1)	12/27	5.25%	6,000	100% Interest in Unified Housing of Vista Ridge, LLC
Unified Housing Foundation, Inc. (Limestone Ranch) (1)	12/27	5.25%	2,250	100% Interest in Unified Housing of Vista Ridge, LLC
Unified Housing Foundation, Inc. (Parkside Crossing) (1)	12/27	5.25%	1,936	100% Interest in Unified Housing of Parkside Crossing, LLC
Unified Housing Foundation, Inc. (Sendero Ridge) (1)	12/27	5.25%	4,812	100% Interest in Unified Housing of Sendero Ridge, LLC
Unified Housing Foundation, Inc. (Sendero Ridge) (1)	12/27	5.25%	5,174	100% Interest in Unified Housing of Sendero Ridge, LLC
Unified Housing Foundation, Inc. (Timbers of Terrell) (1)	12/27	5.25%	1,323	100% Interest in Unified Housing of Terrell, LLC
Unified Housing Foundation, Inc. (Tivoli) (1)	12/27	5.25%	7,966	100% Interest in Unified Housing of Tivoli, LLC
Unified Housing Foundation, Inc. (1)	12/13	5.00%	6,000	Unsecured
Accrued interest			4,358	
Total Performing			**$ 60,637**	
Non-Performing loans:				
Miscellaneous non-related party notes	Various	Various	640	Various secured and unsecured interests
Accrued interest			83	
Total Non-Performing			**$ 723**	
Allowance for estimated losses			(2,262)	
Total			**$ 59,098**	

(1) Related party notes

On February 29, 2012, we received $3.3 million from UHF as payoff for the $3.0 note receivable due from UHF, related to Cliffs of El Dorado and $0.3 million in accrued interest.

Junior Mortgage Loans. We may invest in junior mortgage loans, secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such loans ordinarily includes the real estate on which the loan is made, other collateral and personal guarantees by the borrower. At December 31, 2012, 5.4% of our assets were invested in junior and wraparound mortgage loans.

We record interest income as earned in accordance with the terms of the related loan agreements. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent cash is received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

As of December 31, 2012, the obligors on $53.7 million or 94.3% of the mortgage notes receivable portfolio were due from related entities. Also at that date, $0.6 million or 1.1% of the mortgage notes receivable portfolio was non-performing.

NOTE 4. *ALLOWANCE FOR ESTIMATED LOSSES*

The allowance account was reviewed and there were no additional allowances recorded for receivables in 2012. The decrease in 2012 was due to two notes that were written off in the current year, both of which were fully reserved. The decrease in 2011 was due to a loan payment that had an allowance. The allowance account was reviewed and increased in 2010. The table below shows our allowance for estimated losses (dollars in thousands):

	2012	2011	2010
Balance January 1,	$ 3,942	$ 4,741	$ 2,804
(Decrease) Increase in provision	(1,680)	(799)	1,937
Balance December 31,	$ 2,262	$ 3,942	$ 4,741

NOTE 5. ***INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES AND INVESTEES***

Investments in unconsolidated subsidiaries, jointly owned companies and other investees in which we have a 20% to 50% interest or otherwise exercise significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, via the equity method of accounting. ARL is our parent company and is considered as an unconsolidated subsidiary.

Investments accounted for via the equity method consists of the following:

	Percentage ownership as of December 31,		
	2012	2011	2010
American Realty Investors, Inc.(1)	1.99%	2.05%	2.47%
Garden Centura, L.P.(2)	0.00%	0.00%	5.00%

(1) Unconsolidated Investment in Parent Company
(2) Other Investees sold as of December 28, 2011

Our interest in the common stock of ARL in the amount of 1.99% is accounted for under the equity method because we exercise significant influence over the operations and financial activities. Accordingly, the investments are carried at cost, adjusted for the companies' proportionate share of earnings or losses. On December 28, 2011, we sold our investment in Garden Centura, L.P.

The market values, other than unconsolidated subsidiaries, as of the year ended December 31, 2012, 2011 and 2010 were not determinable as there were no readily traded markets for these entities. The following is a summary of the financial position and results of operations from our unconsolidated subsidiaries and investees (dollars in thousands):

2012	Unconsolidated Subsidiaries	Other Investees	Total
Real estate, net of accumulated depreciation	$ 45,860	$ -	$ 45,860
Notes Receivable	44,371	-	44,371
Other assets	130,420	-	130,420
Notes payable	(61,720)	-	(61,720)
Other liabilities	(53,207)	-	(53,207)
Shareholders equity/partners' capital	(74,895)	-	(74,895)
Rents and interest and other income	$ 8,198	$ -	$ 8,198
Depreciation	(263)	-	(263)
Operating expenses	(4,013)	-	(4,013)
Loss on land sales	(1,869)	-	(1,869)
Interest expense	(4,284)	-	(4,284)
Loss from continuing operations	(2,231)	-	(2,231)
Income from discontinued operations	2,691	-	2,691
Net loss	$ 460	$ -	$ 460
Company's proportionate share of loss	$ 9	$ -	$ 9

2011	Unconsolidated Subsidiaries	Other Investees	Total
Real estate, net of accumulated depreciation	$ 60,703	$ 71,987	$ 132,690
Notes Receivable	27,447	-	27,447
Other assets	138,927	4,441	143,368
Notes payable	(59,744)	(47,091)	(106,835)
Other liabilities	(88,647)	(2,849)	(91,496)
Shareholders equity/partners' capital	(78,686)	(26,488)	(105,174)
Rents and interest and other income	$ 8,021	$ 7,096	$ 15,117
Depreciation	56	(3,133)	(3,077)
Operating expenses	(8,196)	(3,999)	(12,195)
Gain on land sales	23,646	-	23,646
Interest expense	(7,562)	(2,307)	(9,869)
Income (loss) from continuing operations	15,965	(2,343)	13,622
Income from discontinued operations	9,864	-	9,864
Net income (loss)	$ 25,829	$ (2,343)	$ 23,486
Company's proportionate share of earnings (loss)	$ 530	$ (117)	$ 413

2010	Unconsolidated Subsidiaries	Other Investees	Total
Real estate, net of accumulated depreciation	$ 203,367	$ 74,573	$ 277,940
Notes Receivable	24,868	-	24,868
Other assets	184,735	5,333	190,068
Notes payable	(232,952)	(48,258)	(281,210)
Other liabilities	(119,425)	(2,815)	(122,240)
Shareholders equity/partners' capital	(60,593)	(28,833)	(89,426)
Rents and interest and other income	$ 8,307	$ 6,428	$ 14,735
Depreciation	(252)	(3,089)	(3,341)
Operating expenses	(39,457)	(3,858)	(43,315)
Gain on land sales	5,286	-	5,286
Interest expense	(11,008)	(3,271)	(14,279)
Loss from continuing operations	(37,124)	(3,790)	(40,914)
Loss from discontinued operations	(3,690)	-	(3,690)
Net loss	$ (40,814)	$ (3,790)	$ (44,604)
Company's proportionate share of loss	$ (1,010)	$ (190)	$ (1,200)

NOTE 6. *NOTES AND INTEREST PAYABLE*

The scheduled principal payments of our notes payable over the next five years and thereafter are due as follows (dollars in thousands):

Year	Amount
2013	$ 189,931
2014	45,045
2015	17,299
2016	65,740
2017	7,180
Thereafter	474,385
Total	$ 799,580

Interest payable at December 31, 2012 was $8.5 million. Interest accrues at rates ranging from 1.1% to 12.5% per annum, and mature between 2013 and 2053. The mortgages were collateralized by deeds of trust on real estate having a net carrying value of $885.9 million. Of the total notes payable, the senior debt is $781.2 million, junior debt is $16.1 million, and other debt is $2.3 million. Included in other debt are property tax loans of $0.5 million.

With respect to the additional notes payable due to the acquisition of properties or refinancing of existing mortgages, a summary of some of the more significant transactions are discussed below:

On January 30, 2012, we refinanced the existing mortgage on Parc at Maumelle apartments, a 240-unit complex located in Little Rock, Arkansas, for a new mortgage of $16.8 million. We paid off the existing mortgage of $16.1 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 3.00% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2052.

On February 29, 2012, we refinanced the existing mortgage on Huntington Ridge apartments, a 198-unit complex located in DeSoto, Texas, for a new mortgage of $15.0 million. We paid off the existing mortgage of $14.6 million and paid $1.2 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, we refinanced the existing mortgage on Laguna Vista apartments, a 206-unit complex located in Dallas, Texas, for a new mortgage of $17.7 million. We paid off the existing mortgage of $17.0 million and paid $1.1 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, we refinanced the existing mortgage on Savoy of Garland apartments, a 144-unit complex located in Garland, Texas, for a new mortgage of $10.3 million. We paid off the existing mortgage of $10.2 million and paid $0.9 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On March 1, 2012, the construction loan in the amount of $11.1 million that was taken out on July 30, 2010 to fund the development of Sonoma Court apartments, a 124-unit complex, closed into permanent financing. The note accrues interest at 5.35% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on November 1, 2051.

On March 28, 2012, the construction loan in the amount of $24.2 million that was taken out on February 18, 2010 to fund the development of Blue Ridge apartments, a 290-unit complex, closed into permanent financing. The note accrues interest at 5.37% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on October 1, 2051.

On April 30, 2012, we refinanced the existing mortgage on Parc at Metro Center apartments, a 144-unit complex located in Nashville, Tennessee, for a new mortgage of $11.0 million. We paid off the existing mortgage of $10.5 million and paid $0.7 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on May 1, 2052.

On May 25, 2012, we refinanced the existing mortgage on Pecan Pointe apartments, a 232-unit complex located in Temple, Texas, for a new mortgage of $16.8 million. We paid off the existing mortgage of $16.4 million and paid $1.3 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On May 30, 2012, we refinanced the existing mortgage on Blue Lake Villas II apartments, a 70-unit complex located in Waxahachie, Texas, for a new mortgage of $4.1 million. We paid off the existing mortgage of $3.9 million and paid $0.2 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On June 19, 2012, the construction loan in the amount of $16.4 million that was taken out on September 14, 2010 to fund the development of Lodge at Pecan Creek apartments, a 192-unit complex, closed into permanent financing. The note accrues interest at 5.05% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On June 28, 2012, we refinanced the existing mortgage on Lake Forest apartments, a 222-unit complex located in Houston, Texas, for a new mortgage of $12.8 million. We paid off the existing mortgage of $12.0 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, we refinanced the existing mortgage on Mission Oaks apartments, a 228-unit complex located in San Antonio, Texas, for a new mortgage of $15.6 million. We paid off the existing mortgage of $14.9 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, we refinanced the existing mortgage on Paramount Terrace apartments, a 181-unit complex located in Amarillo, Texas, for a new mortgage of $3.2 million. We paid off the existing mortgage of $2.8 million and paid $0.4 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2045.

On June 28, 2012, we refinanced the existing mortgage on Sugar Mill apartments, a 160-unit complex located in Addis, Louisiana, for a new mortgage of $12.0 million. We paid off the existing mortgage of $11.8 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

NOTE 7. *RELATED PARTY TRANSACTIONS AND FEES*

We apply ASC Topic 805, "Business Combinations", to evaluate business relationships. Related parties are persons or entities who have one or more of the following characteristics, which include entities for which investments in their equity securities would be required, trust for the benefit of persons including principal owners of the entities and members of their immediate families, management personnel of the entity and members of their immediate families and other parties with which the entity may deal if one party controls or can significantly influence the decision making of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, or affiliates of the entity.

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in our best interest.

Effective since April 30, 2011, Pillar, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for the Company's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual advisor, Pillar is compensated by TCI under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". TCI has no employees. Employees of Pillar render services to TCI in accordance with the terms of the Advisory Agreement. Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor prior to April 30, 2011.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties and provides brokerage services. Regis receives property management fees, construction management fees and leasing commissions in accordance with the terms of its property-level management agreement. Regis is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"). TCI engages third-party companies to lease and manage its apartment properties.

Below is a description of the related party transactions and fees between Pillar, Prime, Triad, Regis I, and Regis:

Fees, expenses and revenue paid to and/or received from our advisor:

	2012	2011	2010
		(dollars in thousands)	
Fees:			
Advisory fee	$ 8,915	$ 9,957	$ 11,919
Construction advisory fee	181	2,429	1,761
Mortgage brokerage and equity refinancing	1,873	812	1,569
Net income fee	180	54	99
Property acquisition	20	-	31
	$ 11,169	$ 13,252	$ 15,379
Other Expense:			
Cost reimbursements	$ 2,247	$ 2,908	$ 3,250
Interest paid	1,194	1,048	2,350
	$ 3,441	$ 3,956	$ 5,600
Revenue:			
Rental revenue	$ 587	$ 434	$ 2,248

Fees paid to Triad, an affiliate, Regis I, Regis and related parties:

	2012	2011	2010
		(dollars in thousands)	
Fees:			
Property acquisition	$ 71	$ -	$ 106
Property management, construction management and leasing commissions	2,087	1,759	1,905
Real estate brokerage	2,263	-	1,497
	$ 4,421	$ 1,759	$ 3,508

The Company received rental revenue of $0.6 million in 2012, $0.4 million in 2011, and $2.2 million in 2010 from Pillar, Prime and its related parties for properties owned by the Company, including Addison Hanger, Browning Place, Eagle Crest, Folsom land, One Hickory, Senlac, Thermalloy and Two Hickory.

As of December 31, 2012, the Company had notes and interest receivables of $58.0 million due from related parties. See Part 2, Item 8. Note 3. "Notes and Interest Receivable". During the current period, TCI recognized $11.7 million of interest income from these related party notes receivables.

On February 29, 2012, we received $3.3 million from UHF as payoff for the $3.0 note receivable due from UHF, related to Cliffs of El Dorado and $0.3 million in accrued interest.

On September 30, 2012, we sold the Realty Advisors Management Inc. note to our parent, ARI, for full carrying value. Consideration for this note was a reduction of the Company's payable to ARL.

The Company has a development agreement with Unified Housing Foundation, Inc. ("UHF") a non-profit corporation that provides management services for the development of residential apartment projects in the future. The Company has also invested in surplus cash notes receivables from UHF and has sold several residential apartment properties to UHF in prior years. Due to this ongoing relationship and the significant investment in the performance of the collateral secured under the notes receivable, UHF has been determined to be a related party. The Company received $6 million in revenue, in the current period, from the development agreement.

The Company is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI, IOT and RAMI for the remainder of 2012. The expense (benefit) in each year was calculated based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%.

The following table reconciles the beginning and ending balances of related party payables as of December 31, 2012 (dollars in thousands):

	Pillar	ARL	Total
Related party payable, December 31, 2011	$ -	$ (17,465)	$ (17,465)
Cash transfers	18,573	-	18,573
Advisory fees	(8,915)	-	(8,915)
Net income fee	(180)	-	(180)
Fees and commissions	(4,227)	-	(4,227)
Construction advisory fees	(181)	-	(181)
Cost reimbursements	(2,247)	-	(2,247)
Interest (to) from advisor	(839)	-	(839)
POA fees	(167)	-	(167)
Expenses paid by advisor	(918)	-	(918)
Financing (mortgage payments)	1,793	-	1,793
Note receivable with affiliate	21,282	-	21,282
Sales/Purchases transactions	(15,702)	-	(15,702)
Intercompany property transfers	(864)	-	(864)
Purchase of obligations	(7,408)	7,408	-
Related party payable, December 31, 2012	$ -	$ (10,057)	$ (10,057)

Below are sales and acquisitions that involve a related party:

On January 1, 2012, ARL and TCI agreed to rescind the April 1, 2011 sale of 100% of the general and limited partnership interest in Garden Whispering Pines, LP, which owns Whispering Pines apartments, a 320-unit complex located in Topeka, Kansas.

On January 3, 2012, 82.2 acres of land known as Denton Coonrod land located in Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on March 23, 2011, to Cross County National Associates, LP, a related party, for a sales price of $1.8 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 3, 2012 at a sales price equal to the existing mortgage of $0.8 million, that was considered paid in full when ownership transferred to the existing lender. We recorded a gain on sale of $0.04 million on the land parcel sale.

On February 7, 2012, 22.92 acres of land known as Andrew B land, Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on February 7, 2012, when the Company received a credit against the outstanding debt of $2.1 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $1.2 million on the land parcel sale.

On March 1, 2012, we sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. We provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, we re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 5, 2012, 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.1 million on the land parcel sale.

On April 1, 2012, we purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. We assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.2 million on the land parcel sale.

On March 1, 2012, we sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. We provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, we re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 5, 2012, 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.1 million on the land parcel sale.

On April 1, 2012, we purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. We assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.2 million on the land parcel sale.

On August 10, 2012, we purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI originally sold the membership interests in LaDue, LLC on March 1, 2012 but did not record the sale for accounting purposes. See the above March 1, 2012 sale disclosure for details of the accounting treatment.

On December 31, 2012, 21.26 acres of land known as Pioneer Crossing land located in Austin, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party A sale to an independent third party, that met the requirements of ASC 360-20, received a credit against the outstanding debt of $0.3 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a loss on sale of $1.0 million on the land parcel sale.

On December 31, 2012, we sold 100% of the stock in T Southwood 1394, Inc., to One Realco Corporation, a related party, for a sales price of $0.6 million. This entity owns 14.52 acres of land known as Southwood Land located in Tallahassee, Florida. Under the terms of the sale, the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. We will not record a gain or loss on the land parcel sale.

In December 2010, there were various commercial and land holdings sold to FRE Real Estate, Inc., a related party. During the first three months of 2011, many of these transactions were rescinded as of the original transaction date and were subsequently sold to related parties under the same ownership as FRE Real Estate, Inc. As of December 31, 2012, there is one commercial building, Thermalloy that remains in FRE Real Estate, Inc. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, the buyer's inadequate initial investment and questionable recovery of the Company's investment cost.

The properties that we have sold to a related party and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation". These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, we are currently in default on these mortgages primarily due to lack of payment although we are actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

Acquisitions from our parent, ARL, have previously been reflected at the fair value purchase price. Upon discussion with the SEC and in review of the guidance pursuant to ASC 250-10-45-22 to 24, we have adjusted those assets, in the prior year, to reflect a basis equal to ARL's cost basis in the asset at the time of the sale. The related party payables to ARL were reduced for the lower asset price.

NOTE 8. *DIVIDENDS*

TCI's Board of Directors established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. In accordance with that policy, no dividends on TCI's common stock were declared for 2012, 2011, or 2010. Future distributions to common stockholders will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

NOTE 9. *PREFERRED STOCK*

TCI issued 30,000 shares of Series C Preferred Stock. TCI's Series C Cumulative Convertible Preferred Stock consists of a maximum of 30,000 shares with a liquidation preference of $100.00 per share. Dividends are payable at the annual rate of $7.00 per share annually or $1.75 per quarter. After September 30, 2006, the Series C Preferred Stock may be converted into Common stock at 90.0% of the daily average closing price of the common stock for the prior five trading days. The Series C Preferred Stock is redeemable for cash at any time at the option of TCI. At December 31, 2012, 30,000 shares of Series C Preferred Stock were issued and outstanding.

In November 2006, TCI issued 100,000 shares of Series D Preferred Stock with a liquidation preference of $100 per share. The preferred stock is not convertible into any other security, requires dividends payable at the initial rate of 7% annually. The dividend rate increases ratably from 7% to 9% in future periods and can be redeemed at any point after September 30, 2011. In the fourth quarter, a preferred stockholder submitted a redemption request that is currently in dispute and we believe will be resolved in 2013 for no more than the $1,300,000 original preferred stock issuance.

NOTE 10. *STOCK OPTIONS*

In October 2000, TCI's stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provides for options to purchase up to 140,000 shares of TCI's common stock. Options granted pursuant to the Director's Plan are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or 10 years from the date of grant. Effective December 15, 2005 the plan was terminated. As of December 31, 2012, there were 5,000 stock options outstanding which were exercisable at $14.25 per share. These options will expire January 1, 2015, if not exercised.

NOTE 11. *INCOME TAXES*

For 2012, 2011 and 2010, TCI had net losses for federal tax purposes.

For tax periods ending before August 31, 2012, TCI was part of the American Realty Investors, Inc. consolidated federal return. After that date, TCI and the rest of the American Realty Investors, Inc. (ARL) group joined the Realty Advisors Management, Inc. (RAMI) consolidated group for tax purposes. The income tax expense (benefit) for 2010 and 2011 tax periods in the accompanying financial statement was calculated under a tax sharing and compensating agreement between ARL, TCI and IOT. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI, IOT and RAMI for the remainder of 2012. For 2012, ARL, TCI and IOT had a combined net taxable loss and TCI recorded no current tax (benefit) or expense. The expense (benefit) in each year was calculated based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%.

Current income tax expense (benefit) is attributable to:

	2012	2011	2010
Income from continuing operations	$ (10,401)	$ (14,460)	$ (26,645)
Income from discontinued operations	10,401	14,460	26,645
Total	$ -	$ -	$ -

There was no deferred tax expense (benefit) recorded for the period as a result of the uncertainty of the future use of the deferred tax asset.

The Federal income tax expense differs from the amount computed by the applying the corporate tax rate of 35% to the income before income taxes as follows:

	2012	2011	2010
Computed "expected" income tax (benefit) expense	$ (4,211)	$ (16,008)	$ (24,627)
Book to tax differences for partnerships not consolidated for tax purposes	-3,831	-6,442	-3,636
Book to tax differences of depreciation and amortization	1,434	1,140	1,544
Book to tax differences in gains on sale of property	-4,835	-7,020	6,056
Book provision for loss	1,656	10,132	8,576
Partial valuation allowance against current net operating loss benefit	10,401	14,460	11,324
Other	-614	3,738	763
Total	$ -	$ -	$ -
Alternative Minimum Tax			
	$ -	$ -	$ -

The tax effect of temporary differences that give rise to the deferred tax asset are as follows:

	2012	2011	2010
Net operating losses	$ 53,857	$ 42,337	$ 55,746
ATM credits	1,374	1,374	1,374
Basis difference of			
Real estate holdings	(15,159)	(13,514)	(38,495)
Notes receivable	860	1,726	6,678
Investments	(4,757)	(5,346)	(5,495)
Notes payable	16,598	22,966	41,565
Deferred gains	11,370	14,985	26,025
Total	$ 64,143	$ 64,528	$ 87,398
Deferred tax valuation allowance	(64,143)	(64,528)	(87,398)
Net deferred tax asset	$ -	$ -	$ -

TCI has tax net operating loss carryforwards of approximately $138.9 million expiring through the year 2031.

Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed which would mean that the Company's Forms 1120, *U.S, Corporation Income Tax Returns,* for the years ending December 31, 2011, 2010 and 2009 are still subject to examination by the IRS.

NOTE 12. *FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES*

TCI'S real estate operations include the leasing of commercial properties (office buildings, industrial warehouses and shopping centers). The leases thereon expire at various dates through 2023. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2012 (dollars in thousands):

Year	Amount
2013	$ 17,554
2014	13,814
2015	10,244
2016	7,660
2017	5,020
Thereafter	7,823
Total	$ 62,115

NOTE 13. *OPERATING SEGMENTS*

Our segments are based on management's method of internal reporting which classifies its operations by property type. The segments are commercial, apartments, land and other. Significant differences among the accounting policies of the operating segments as compared to the Consolidated Financial Statements principally involve the calculation and allocation of administrative expenses. Management evaluates the performance of each of the operating segments and allocates resources to them based on their operating income and cash flow.

Items of income that are not reflected in the segments are interest, other income, gain on debt extinguishment, gain on condemnation award, equity in partnerships, and gains on sale of real estate. Expenses that are not reflected in the segments are provision for losses, advisory, net income and incentive fees, general and administrative, non-controlling interests and net loss from discontinued operations before gains on sale of real estate.

The segment labeled as "Other" consists of revenue and operating expenses related to the notes receivable and corporate debt.

Presented below is the Company's reportable segments' operating income including segment assets and expenditures for the years 2012, 2011 and 2010 (dollars in thousands):

For the Twelve Months Ended December 31, 2012	Commercial Properties	Apartments	Land	Other	Total
Operating revenue	$ 35,940	$ 80,035	$ 25	$ 51	$ 116,051
Operating expenses	20,467	35,745	593	437	57,242
Depreciation and amortization	6,766	14,791	-	-	21,557
Mortgage and loan interest	8,203	36,217	6,482	4,230	55,132
Interest income	-	-	-	11,725	11,725
Gain on land sales	-	-	6,935	-	6,935
Segment operating loss	$ 504	$ (6,718)	$ (115)	$ 7,109	$ 780
Capital expenditures	2,454	839	-	-	3,293
Assets	165,697	540,045	173,132	-	878,874
Property Sales					
Sales price	$ 9,825	$ 47,131	$ 37,799	$ -	$ 94,755
Less: Cost of sale	(10,152)	(41,587)	(31,479)	-	(83,218)
Deferred current gain	-	-	615	-	615
Recognized prior deferred gain	-	-	-	-	-
Gain (loss) on sale	$ (327)	$ 5,544	$ 6,935	$ -	$ 12,152

For the Twelve Months Ended December 31, 2011	Commercial Properties	Apartments	Land	Other	Total
Operating revenue	$ 33,284	$ 72,664	$ 133	$ 259	$ 106,340
Operating expenses	20,619	34,540	1,571	198	56,928
Depreciation and amortization	5,225	13,778	-	-	19,003
Mortgage and loan interest	10,448	29,563	8,288	3,587	51,886
Interest income	-	-	-	5,720	5,720
Gain on land sales	-	-	17,011	-	17,011
Segment operating income (loss)	$ (3,008)	$ (5,217)	$ 7,285	$ 2,194	$ 1,254
Capital expenditures	3,286	1,248	4,103	-	8,637
Assets	172,446	550,892	197,301	-	920,639
Property Sales					
Sales price	$ 103,811	$ 21,590	$ 163,050	$ -	$ 288,451
Less: Cost of sale	(108,243)	(14,933)	(154,122)	-	(277,298)
Deferred current gain	-	-	-	-	-
Recognized prior deferred gain	7,287	8,788	8,083	-	24,158
Gain on sale	$ 2,855	$ 15,445	$ 17,011	$ -	$ 35,311

For the Twelve Months Ended December 31, 2010	Commercial Properties	Apartments	Land	Other	Total
Operating revenue	$ 38,884	$ 63,605	$ 55	$ 139	$ 102,683
Operating expenses	21,246	31,762	2,679	(51)	55,636
Depreciation and amortization	7,604	12,955	-	-	20,559
Mortgage and loan interest	10,512	30,408	9,196	4,095	54,211
Interest income	-	-	-	5,187	5,187
Loss on land sales	-	-	(15,155)	-	(15,155)
Segment operating income (loss)	$ (478)	$ (11,520)	$ (26,975)	$ 1,282	$ (37,691)
Capital expenditures	490	649	471	-	1,610
Assets	184,525	521,155	311,860	(400)	1,017,140
Property Sales					
Sales price	$ 6,470	$ 191,617	$ 28,357	$ -	$ 226,444
Less: Cost of sale	(8,376)	(150,127)	(43,509)	-	(202,012)
Deferred current gain	-	(28,803)	(3)	-	(28,806)
Recognized prior deferred gain	-	-	-	-	-
Gain on sale	$ (1,906)	$ 12,687	$ (15,155)	$ -	$ (4,374)

The tables below reconcile the segment information to the corresponding amounts in the Consolidated Statements of Operations (dollars in thousands):

	For Twelve Months Ended December 31,		
	2012	2011	2010
Segment operating loss	$ 780	$ 1,254	$ (37,691)
Other non-segment items of income (expense)			
General and administrative	(5,426)	(9,433)	(8,327)
Advisory fees	(8,915)	(9,958)	(11,919)
Litigation settlement	-	-	-
Provision on impairment of notes receivable and real estate assets	(4,730)	(37,002)	(22,579)
Other income	6,491	2,480	8,376
Loss on sale of investments	(118)	(514)	-
Equity in earnings of investees	(66)	242	(958)
Income tax benefit	1,358	2,215	2,131
Loss from continuing operations	$ (10,626)	$ (50,716)	$ (70,967)

SEGMENT ASSET RECONCILIATION TO TOTAL ASSETS

The tables below reconcile the segment information to the corresponding amounts in the Consolidated Balance Sheets (dollars in thousands):

	For the Years Ended December 31,		
	2012	2011	2010
Segment assets	$ 878,874	$ 920,639	$ 1,017,140
Investments in real estate partnerships	5,439	6,362	8,146
Other assets	142,954	165,622	163,501
Assets held for sale	18,077	67,701	195,974
Total assets	$ 1,045,344	$ 1,160,324	$ 1,384,761

NOTE 14. ***DISCONTINUED OPERATIONS***

The Company applies the provisions of ASC Topic 360, "Property, Plant and Equipment." ASC Topic 360 requires that long-lived assets that are to be disposed of by sale be measured at the lesser of (1) book value or (2) fair value less cost to sell. In addition, it requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions.

Discontinued operations relates to properties that were either sold or repositioned as held for sale as of the year ended 2012, 2011 and 2010. Income from discontinued operations relates to 6, 19, and 28 properties that were sold or held for sale in 2012, 2011 and 2010, respectively. The following table summarizes revenue and expense information for these properties sold and held-for-sale (dollars in thousands):

	For Years Ended December 31, 2011	2010
Revenues		
Rental	$ 18,215	$ 38,110
	18,215	38,110
Expenses (Other Income)		
Property operations	(10,243)	(21,013)
Other income	-	4,065
Interest	(7,212)	(15,819)
General and administration	(1,148)	(697)
Depreciation	(4,032)	(7,755)
Provision on impairment of real estate assets	(8,005)	(1,923)
	(30,640)	(43,142)
Net loss from discontinued operations before gains on sale of real estate, taxes and fees	(12,425)	(5,032)
Gain on sale of discontinued operations	18,300	10,781
Earnings from unconsolidated subsidiaries and investees	453	203
Income from discontinued operations	6,328	5,952
Income tax expense	(2,215)	(2,083)
Income from discontinued operations	$ 4,113	$ 3,869

The Company's application of ASC Topic 360 results in the presentation of the net operating results of these qualifying properties sold or held for sale during 2012, 2011 and 2010 as income from discontinued operations. The application of ASC Topic 360 does not have an impact on net income available to common shareholders. ASC Topic 360 only impacts the presentation of these properties within the Consolidated Statements of Operations.

NOTE 15. *QUARTERLY RESULTS OF OPERATIONS*

The following is a tabulation of TCI's quarterly results of operations for the years 2012, 2011 and 2010 (unaudited, dollars in thousands):

	For the Three Months Ended 2012 March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2012				
Total operating revenues	$ 27,882	$ 28,390	$ 28,573	$ 31,206
Total operating expenses	23,416	22,219	23,276	28,961
Operating (loss) income	4,466	6,171	5,297	2,245
Other income (expense)	(12,067)	(9,937)	(7,905)	(7,189)
Income (loss) before gain on land sales, non-contolling interest, and taxes	(7,601)	(3,766)	(2,608)	(4,944)
Gain (loss) on land sales	423	4,738	2,913	(1,139)
Income tax benefit (expense)	1,068	520	(183)	(47)
Net income (loss) from continuing operations	(6,110)	1,492	122	(6,130)
Net income (loss) from discontinuing operations	1,982	965	(341)	(84)
Net income (loss)	(4,128)	2,457	(219)	(6,214)
Less: net income (loss) attributable to non-controlling interest	(79)	(175)	(43)	77
Preferred dividend requirement	(277)	(277)	(277)	(281)
Net income (loss) applicable to common shares	$ (4,484)	$ 2,005	$ (539)	$ (6,418)
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (0.78)	$ 0.12	$ (0.02)	$ (0.75)
Discontinued operations	0.24	0.11	(0.04)	(0.01)
Net income (loss) applicable to common shares	$ (0.54)	$ 0.24	$ (0.06)	$ (0.76)
Weighted average common shares used in computing earnings per share	8,240,136	8,413,469	8,413,469	8,413,469
Earnings per share - diluted				
Income (loss) from continuing operations	$ (0.78)	$ 0.12	$ (0.02)	$ (0.75)
Discontinued operations	0.24	0.11	(0.04)	(0.01)
Net income (loss) applicable to common shares	$ (0.54)	$ 0.24	$ (0.06)	$ (0.76)
Weighted average common shares used in computing diluted earnings per share	8,240,136	8,413,469	8,413,469	8,413,469

2011	For the Three Months Ended 2011 March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
Total operating revenues	$ 25,496	$ 27,487	$ 28,614	$ 24,743
Total operating expenses	28,594	20,822	25,472	57,436
Operating (loss) income	(3,098)	6,665	3,142	(32,693)
Other income (expense)	(10,877)	(12,045)	(11,334)	(9,702)
Loss before gain on land sales, non-controlling interest, and taxes	(13,975)	(5,380)	(8,192)	(42,395)
Gain on land sales	796	1,285	1,435	13,495
Income tax benefit (expense)	396	(3,546)	2,544	2,821
Net loss from continuing operations	(12,783)	(7,641)	(4,213)	(26,079)
Net income (loss) from discontinuing operations	735	(6,591)	4,724	5,245
Net income (loss)	(12,048)	(14,232)	511	(20,834)
Less: net income (loss) attributable to non-controlling interest	85	46	384	(233)
Preferred dividend requirement	(274)	(277)	(279)	(280)
Net income (loss) applicable to common shares	$ (12,237)	$ (14,463)	$ 616	$ (21,347)
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (1.57)	$ (0.94)	$ (0.49)	$ (3.16)
Discontinued operations	0.09	(0.78)	0.56	0.62
Net income (loss) applicable to common shares	$ (1.49)	$ (1.72)	$ 0.07	$ (2.54)
Weighted average common shares used in computing earnings per share	8,240,136	8,413,469	8,413,469	8,413,469
Earnings per share - diluted				
Income (loss) from continuing operations	$ (1.57)	$ (0.94)	$ (0.49)	$ (3.16)
Discontinued operations	0.09	(0.78)	0.56	0.62
Net income (loss) applicable to common shares	$ (1.49)	$ (1.72)	$ 0.07	$ (2.54)
Weighted average common shares used in computing diluted earnings per share	8,240,136	8,413,469	8,413,469	8,413,469

2010	For the Three Months Ended 2010 March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
Total operating revenues	$ 25,808	$ 26,012	$ 25,367	$ 25,496
Total operating expenses	24,050	24,765	23,662	46,543
Operating (loss) income	1,758	1,247	1,705	(21,047)
Other income (expense)	(12,018)	(13,621)	(11,475)	(4,492)
Loss before gain on land sales, non-controlling interest, and taxes	(10,260)	(12,374)	(9,770)	(25,539)
Gain (loss) on land sales	6	(5,640)	(371)	(9,150)
Income tax benefit (expense)	87	(870)	353	2,561
Net loss from continuing operations	(10,167)	(18,884)	(9,788)	(32,128)
Net income (loss) from discontinuing operations	161	(1,618)	655	4,671
Net loss	(10,006)	(20,502)	(9,133)	(27,457)
Less: net income (loss) attributable to non-controlling interest	(273)	113	178	(116)
Preferred dividend requirement	(262)	(264)	(269)	(278)
Net income (loss) applicable to common shares	$ (10,541)	$ (20,653)	$ (9,224)	$ (27,851)
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (1.33)	$ (2.35)	$ (1.21)	$ (4.01)
Discontinued operations	0.02	(0.20)	0.08	0.58
Net income (loss) applicable to common shares	$ (1.31)	$ (2.55)	$ (1.13)	$ (3.43)
Weighted average common shares used in computing earnings per share	8,113,669	8,113,669	8,113,495	8,113,469
Earnings per share - diluted				
Income (loss) from continuing operations	$ (1.33)	$ (2.35)	$ (1.21)	$ (4.01)
Discontinued operations	$ 0.02	$ (0.20)	$ 0.08	$ 0.58
Net income (loss) applicable to common shares	$ (1.31)	$ (2.55)	$ (1.13)	$ (3.43)
Weighted average common shares used in computing diluted earnings per share	8,113,669	8,113,669	8,113,495	8,113,469

Quarterly results presented differ from those previously reported in TCI's Form 10-Q due to the reclassification of the operations of properties sold or held for sale to discontinued operations in accordance with ASC Topic 360.

NOTE 16. *COMMITMENTS AND CONTINGENCIES AND LIQUIDITY*

Liquidity. Management believes that TCI will generate excess cash from property operations in 2013; such excess, however, will not be sufficient to discharge all of TCI's obligations as they become due. Management intends to sell income-producing assets, refinance real estate and obtain additional borrowings primarily secured by real estate to meet its liquidity requirements.

Partnership Buyouts. TCI is the limited partner in various partnerships related the construction of residential properties. As permitted in the respective partnership agreements, TCI intends to purchase the interests of the general and any other limited partners in these partnerships subsequent to the completion of these projects. The amounts paid to buy out the nonaffiliated partners are limited to development fees earned by the non-affiliated partners, and are set forth in the respective partnership agreements.

Other Litigation. TCI is also involved in various other lawsuits arising in the ordinary course of business. Management is of the opinion that the outcome of these lawsuits will have no material impact on TCI's financial condition, results of operations or liquidity.

The Company is involved in and vigorously defending against, a number of deficiency claims with respect to assets that have been foreclosed by various lenders. Such claims are generally against a consolidated subsidiary as the borrower or the Company as a guarantor of indebtedness or performance. Some of these proceedings may ultimately result in an unfavorable determination for the Company and/or one of its consolidated subsidiaries. While we cannot predict the final result of such proceedings, Management believes that the maximum exposure to the Company and its consolidated subsidiaries, if any, will not exceed approximately $20 million in the aggregate and will occur, if at all, in future years.

NOTE 17. *EARNINGS PER SHARE*

Earnings per share. Earnings per share "(EPS)" have been computed pursuant to the provisions of ASC 260 "Earnings Per Share". The computation of basic EPS is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Shares issued during the period shall be weighted for the portion of the period that they were outstanding. We have 30,000 shares of Series C Cumulative Convertible Preferred Stock issued and outstanding. The stock has a liquidation preference of $100.00 per share. After September 30, 2006, the stock may be converted into Common stock at 90% of the daily average closing price of the Common stock for the prior five trading days. The effects of the Series C Cumulative Convertible Preferred Stock are included in the dilutive earnings per share if applying the if-converted method is dilutive. As of December 31, 2012, we have 5,000 shares of stock options outstanding. These options will expire January 1, 2015, if not exercised. These options are considered in the computation of diluted earnings per share if the effect of applying the treasury stock method is dilutive. At December 31, 2012, the preferred stock and the stock options were anti-dilutive and thus not included in the EPS calculation.

NOTE 18. *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through March 29, 2013, the date the financial statements were available to be issued.

On January 8, 2013, 14.52 acres of land known as Southwood located in Tallahassee, Florida was sold at a foreclosure auction to a third party for $0.5 million. This land parcel was previously sold, on December 31, 2012, to One Realco Corporation, a related party, for a sales price of $0.6 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. We will not record a gain or loss on the land parcel sale.

On January 24, 2013, we refinanced the existing mortgage on Breakwater Bay apartments, a 176-unit complex located in Beaumont, Texas, for a new mortgage of $9.8 million. We paid off the existing mortgage of $9.1 million and $0.7 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2053.

On January 25, 2013, we refinanced the existing mortgage on Northside on Travis apartments, a 200-unit complex located in Sherman, Texas, for a new mortgage of $13.9 million. We paid off the existing mortgage of $13.5 million and $1.3 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2053.

On January 28, 2013, we refinanced the existing mortgage on Capitol Hill apartments, a 156-unit complex located in Little Rock, Arkansas, for a new mortgage of $9.4 million. We paid off the existing mortgage of $8.8 million and $0.6 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2053.

On January 28, 2013, we sold a 314–unit apartment complex known as Verandas at City View located in Fort Worth, Texas for a sales price of $25.3 million. The buyer assumed the existing debt of $18.2 million secured by the property. We recorded a gain of $6.2 million on the sale.

On February 25, 2013, we refinanced the existing mortgage on Mansions of Mansfield apartments, a 208-unit complex located in Mansfield, Texas, for a new mortgage of $16.3 million. We paid off the existing mortgage of $15.8 million and $1.4 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2053.

On February 25, 2013, we refinanced the existing mortgage on Preserve at Pecan Creek apartments, a 192-unit complex located in Denton, Texas, for a new mortgage of $15.1 million. We paid off the existing mortgage of $14.6 million and $1.2 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2053.

TRANSCONTINENTAL REALTY INVESTORS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Asset Impairment	Gross Amounts of Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Asset Impairment	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)						
Properties Held for Investment												
Apartments												
Anderson Estates, Oxford, MS	$ 888	$ 378	$ 2,683	$ 313		$ 691	$ 2,683	$ 3,373	$ 464	2003	01/06	40 years
Blue Lake Villas I, Waxahachie, TX	10,481	526	10,784	201		526	10,985	11,511	2,713	2003	01/02	40 years
Blue Lake Villas II, Waxahachie, TX	4,068	287	4,451	-		287	4,451	4,738	567	2004	01/04	40 years
Blue Ridge, Midland, TX	24,028	2,259	24,359	-		2,259	24,359	26,618	963	2011	02/10	40 years
Breakwater Bay, Beaumont, TX	9,132	740	10,435	-		740	10,435	11,175	2,059	2004	05/03	40 years
Bridgewood Ranch, Kaufman, TX	4,639	762	6,856	-		762	6,856	7,618	863	2007	04/08	40 years
Capitol Hill, Little Rock, AR	8,777	1,860	7,948	-		1,860	7,948	9,807	1,691	2003	03/03	40 years
Curtis Moore Estates, Greenwood, MS	1,596	186	5,733	757		902	5,774	6,676	1,139	2003	01/06	40 years
Dakota Arms, Lubbock, TX	12,279	921	12,644	231		921	12,875	13,796	2,568	2004	01/04	40 years
David Jordan Phase II, Greenwood, MS	602	51	1,521	225		277	1,521	1,798	298	1999	01/06	40 years
David Jordan Phase III, Greenwood, MS	627	83	2,115	356		439	2,115	2,554	366	2003	01/06	40 years
Desoto Ranch, DeSoto, TX	15,915	1,472	17,856	65		1,472	17,921	19,393	3,961	2002	05/02	40 years
Dorado Ranch, Odessa, TX	16,230	761	18,544	24		761	18,568	19,329	1,779	2009	07/07	40 years
Falcon Lakes, Arlington, TX	13,265	1,438	15,094	327		1,438	15,420	16,858	4,046	2001	10/01	40 years
Heather Creek, Mesquite, TX	11,770	1,326	12,015	69		1,344	12,065	13,410	2,404	2003	03/03	40 years
Huntington Ridge, DeSoto, TX	14,887	1,693	15,927	40		1,693	15,967	17,660	1,731	2007	10/04	40 years
Laguna Vista, Dallas, TX	17,568	288	20,743	497		370	21,158	21,528	3,305	2006	12/04	40 years
Lake Forest, Houston, TX	12,743	335	12,267	1,519		335	13,786	14,121	2,515	2004	01/04	40 years
Legends Of El Paso, El Paso, TX	15,269	1,318	16,639	697		1,318	17,336	18,654	2,477	2006	07/05	40 years
Lodge at Pecan Creek, Denton, TX	16,303	1,349	16,138	-		1,349	16,138	17,486	419	2011	10/05	40 years
Mansions of Mansfield, Mansfield, TX	15,784	977	17,799	-		977	17,799	18,775	1,668	2009	09/05	40 years
Mariposa Villas, Dallas, TX	12,168	788	13,131	-		788	13,131	13,918	2,420	2002	01/02	40 years
Mission Oaks, San Antonio, TX	15,550	1,266	16,627	212		1,266	16,839	18,105	2,384	2005	05/05	40 years
Monticello Estate, Monticello, AR	492	36	1,493	263		285	1,508	1,793	273	2001	01/06	40 years
Northside on Travis, Sherman, TX	13,544	1,301	14,560	-		1,301	14,560	15,861	1,214	2009	10/07	40 years
Paramount Terrace, Amarillo, TX	3,152	340	3,061	179		340	3,241	3,581	1,108	1983	05/00	40 years
Park at Clarksville, Clarksville, TN	12,983	571	14,300	118		587	14,403	14,990	1,551	2007	06/02	40 years
Parc at Denham Springs, Denham Springs, LA	19,381	1,022	20,131	-		1,022	20,131	21,153	988	2011	07/07	40 years
Parc at Maumelle, Little Rock, AR	16,643	1,153	17,688	617		1,153	18,305	19,458	2,738	2006	12/04	40 years
Parc at Metro Center, Nashville, TN	10,939	960	12,226	503		960	12,729	13,689	1,994	2006	05/05	40 years
Parc at Rogers, Rogers, AR	16,904	1,482	22,993	266	(3,180)	1,749	19,813	21,562	2,496	2007	04/04	40 years
Pecan Pointe, Temple, TX	16,728	1,744	16,876	197		1,744	17,073	18,817	1,942	2007	10/06	40 years
Preserve at Pecan Creek, Denton, TX	14,645	885	16,626	59		902	16,668	17,570	1,794	2008	10/05	40 years
River Oaks, Wylie, TX	9,633	590	11,674	148		590	11,822	12,412	2,901	2002	10/01	40 years
Riverwalk Phase I, Greenville, MS	317	23	1,537	175		198	1,537	1,736	309	2003	01/06	40 years
Riverwalk Phase II, Greenville, MS	1,212	52	4,007	363		297	4,126	4,423	1,062	2003	01/06	40 years
Savoy of Garland, Garland, TX	10,198	760	11,602	147		760	11,749	12,509	993	2009	10/06	40 years
Sonoma Court, Rockwall, TX	11,028	941	11,132	-		941	11,132	12,073	365	2011	07/10	40 years
Stonebridge at City Park, Houston, TX	14,358	1,545	14,786	97		1,545	14,883	16,428	2,931	2004	01/04	40 years
Sugar Mill, Baton Rouge, LA	11,904	1,882	13,367	135		1,882	13,502	15,384	1,110	2009	08/08	40 years
Toulon, Gautier, MS	20,700	1,993	19,727	-		1,993	19,727	21,720	700	2011	09/09	40 years
Treehouse, Irving, TX	4,917	297	2,672	85		297	2,757	3,054	601	1974	05/04	40 years
Vistas of Pinnacle Park, Dallas, TX	18,735	1,750	19,808	111		1,750	19,920	21,670	4,206	2002	10/02	40 years
Vistas of Vance Jackson, San Antonio, TX	15,814	1,265	16,540	189		1,327	16,666	17,993	3,047	2004	01/04	40 years
Windsong, Fort Worth, TX	10,541	790	11,526	-		790	11,526	12,316	2,549	2002	07/03	40 years
Total Apartments Held for Investment	$ 509,337	$ 42,445	$ 560,640	$ 9,187	$ (3,180)	$ 45,186	$ 563,907	$ 609,093	$ 79,672			

TRANSCONTINENTAL REALTY INVESTORS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Asset Impairment	Gross Amounts of Which Carried at End of Year						
Property/Location	**Encumbrances**	**Land**	**Building & Improvements**	**Improvements**	**Asset Impairment**	**Land**	**Building & Improvements**	**Total**	**Accumulated Depreciation**	**Date of Construction**	**Date Acquired**	**Life on Which Depreciation In Latest Statement of Operation is Computed**
						(dollars in thousands)						
Commercial												
225 Baronne, New Orleans, LA	$ -	$ 1,162	$ 1,444	$ 7,318		$ 1,162	$ 8,761	$ 9,923	$ 7,713	1960	03/98	40 years
600 Las Colinas, Las Colinas, TX	32,800	5,751	51,759	7,038		5,751	58,797	64,548	13,395	1984	08/05	40 years
1010 Common, New Orleans, LA	13,489	2,895	13,811	23,051		2,895	36,862	39,757	27,250	1971	03/98	40 years
Bridgeview Plaza, LaCrosse, WI	6,223	-	-	635		-	635	635	223	1979	03/03	40 years
Browning Place (Park West I), Farmers Branch, TX	30,723	5,096	45,868	8,146		5,096	54,014	59,110	11,455	1984	04/05	40 years
Ergon Office Building, Jackson, MS	1,878	201	1,914	-	(1,963)	152	-	152	152	—	11/08	40 years
Fruitland Plaza, Fruitland Park, FL	-	23	-	66		23	66	89	17	—	05/92	40 years
Senlac VHP, Farmers Branch, TX	647	622	-	142		622	142	765	110	—	08/05	40 years
Sesame Square, Anchorage, AK	960	562	1,538	-		562	1,538	2,101	1,459	1981	04/11	40 years
Stanford Center, Dallas, TX	22,850	3,878	34,862	523		3,878	35,385	39,264	4,168	—	06/08	40 years
Total Commercial Held for Investment	$ 109,570	$ 20,191	$ 151,195	$ 46,920	$ (1,963)	$ 20,142	$ 196,201	$ 216,343	$ 65,942			
Land												
Audubon, Adams County, MS	$ -	$ 519	$ -	$ 297		$ 815	$ -	$ 815	$ -	—	03/07	—
Cooks Lane, Fort Worth, TX	-	1,094	-	-		1,094	-	1,094	-	—	06/04	—
Dedeaux, Gulfport, MS	1,734	1,612	-	46	(38)	1,620	-	1,620	-	—	10/06	—
Denham Springs, Denham Springs, LA	165	339	-	-		339	-	339	-	—	08/08	—
Gautier Land, Gautier, MS	691	2,526	-	128	(298)	2,356	-	2,356	-	—	07/98	—
Hollywood Casino Land Tract II, Farmers Branch, TX	3,440	3,131	-	381		3,512	-	3,512	-	—	03/08	—
Hunter Equities Land, Dallas, TX	-	398	-	-		398	-	398	-	—	07/08	—
Jackson Capital City Center, Jackson, MS	4,751	8,986	-	4,481	(1,310)	12,156	-	12,156	-	—	11/08	—
Kelly Lot, Farmers Branch, TX	-	81	-	-		81	-	81	-	—	04/12	—
Lacy Longhorn Land, Farmers Branch, TX	-	386	-	-		386	-	386	-	—	06/04	—
LaDue Land, Farmers Branch, TX	606	1,810	-	-		1,810	-	1,810	-	—	07/98	—
Lake Shore Villas, Humble, TX	-	81	-	3		84	-	84	-	—	03/02	—
Lubbock Land, Lubbock, TX	-	234	-	-		234	-	234	-	—	01/04	—
Luna (Carr), Farmers Branch, TX	384	589	-	-		589	-	589	-	—	07/05	—
Manhattan Land, Farmers Branch, TX	2	4,658	-	53	-	4,711	-	4,711	-	—	02/00	—
McKinney 36, Collin County, TX	3,578	1,948	-	-	(58)	1,890	-	1,890	-	—	01/98	—
McKinney Ranch Land, McKinney, TX	6,611	13,935	-	459	(2,226)	12,169	-	12,169	-	—	12/05	—
Mira Lago, Farmers Branch, TX	-	59	-	15		74	-	74	-	—	05/01	—
Nakash, Malden, MO	-	113	-	-		113	-	113	-	—	01/93	—
Nashville, Nashville, TN	-	1,256	-	53		1,309	-	1,309	-	—	06/02	—
Nicholson Croslin, Dallas, TX	116	63	-	-		63	-	63	-	—	10/98	—
Nicholson Mendoza, Dallas, TX	49	27	-	-		27	-	27	-	—	10/98	—
Ocean Estates, Gulfport, MS	-	1,418	-	390		1,808	-	1,808	-	—	10/07	—
Seminary West, Fort Worth, TX	-	146	-	-		146	-	146	-	—	07/01	—
Summer Breeze, Odessa, TX	-	687	-	-		687	-	687	-	—	06/12	—
Texas Plaza Land, Irving, TX	99	1,738	-	-	(238)	1,500	-	1,500	-	—	12/06	—
Travelers Land, Farmers Branch, TX	27,715	24,511	-	-		24,511	-	24,511	-	—	11/06	—
Travelers Land, Farmers Branch, TX	1,777	1,913	-	-		1,913	-	1,913	-	—	11/06	—
Travis Ranch Land, Kaufman County, TX	757	1,030	-	-		1,030	-	1,030	-	—	08/08	—
Travis Ranch Retail, Kaufman City, TX	-	1,517	-	-		1,517	-	1,517	-	—	08/08	—
Union Pacific Railroad Land, Dallas, TX	-	130	-	-		130	-	130	-	—	03/04	—
US Virgin Islands - Pearl, US Virgin Islands	3,018	14,031	-	2,284		16,315	-	16,315	-	—	10/08	—
Valley View 34 (Mercer Crossing), Farmers Branch, TX	259	228	-	-		228	-	228	-	—	08/08	—

TRANSCONTINENTAL REALTY INVESTORS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Asset Impairment	Gross Amounts of Which Carried at End of Year						
Property/Location	**Encumbrances**	**Land**	**Building & Improvements**	**Improvements**	**Asset Impairment**	**Land**	**Building & Improvements**	**Total**	**Accumulated Depreciation**	**Date of Construction**	**Date Acquired**	**Life on Which Depreciation In Latest Statement of Operation is Computed**
						(dollars in thousands)						
Land (cont'd)												
Valley View/Senlac, Farmers Branch, TX	609	780	-	-		780	-	780	-	—	12/05	—
Waco 151 Land, Waco, TX	1,218	2,106	-	-	(1,207)	899	-	899	-	—	04/07	—
Waco Swanson, Waco, TX	-	173	-	-		173	-	173	-	—	08/06	—
Walker Land, Dallas County, TX	8,397	12,613	-	-		12,613	-	12,613	-	—	09/06	—
Willowick Land, Pensacola, FL	-	137	-	-		137	-	137	-	—	01/95	—
Windmill Farms Land, Kaufman County, TX	33,415	49,879	14,140	115	(21,009)	43,126	-	43,126	-	—	11/11	—
Total Land Held for Investment	$ 99,391	$ 156,883	$ 14,140	$ 8,704	$ (26,383)	$ 153,345	$ -	$ 153,345	$ -			
Corporate Departments/Investments/Misc.												
TCI - Corporate	$ 11,481	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	—	—	—
	$ 11,481	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -			
Total Properties Held for Investment	**$ 729,779**	**$ 219,520**	**$ 725,976**	**$ 64,811**	**$ (31,526)**	**$ 218,673**	**$ 760,108**	**$ 978,780**	**$ 145,614**			
Properties Held for Sale												
Apartments												
Verandas at City View, Fort Worth, TX	$ 18,197	$ 2,005	$ 19,463	$ 1,267	$	$ 2,005	$ 20,730	$ 22,735	$ 4,658	2003	09/01	40 years
Total Apartments Held for Sale	$ 18,197	$ 2,005	$ 19,463	$ 1,267	$ -	$ 2,005	$ 20,730	$ 22,735	$ 4,658			
Total Properties Held for Sale	**$ 18,197**	**$ 2,005**	**$ 19,463**	**$ 1,267**	**$ -**	**$ 2,005**	**$ 20,730**	**$ 22,735**	**$ 4,658**			
Properties Subject to Sales Contract												
Apartments												
Quail Hollow, Holland, OH	$ 11,129	$ 1,406	$ 12,650	$ 41	$ (1,998)	$ 1,406	$ 10,694	$ 12,100	$ 1,476	2000	04/08	40 years
Total Apartments Subject to Sales Contract	$ 11,129	$ 1,406	$ 12,650	$ 41	$ (1,998)	$ 1,406	$ 10,694	$ 12,100	$ 1,476			
Commercial												
Amoco Building, New Orleans, LA	$ 21,353	$ 1,233	$ 3,826	$ 6,825	$	$ 1,233	$ 10,652	$ 11,885	$ 7,980	1974	07/97	40 years
Eton Square, Tulsa, OK	9,213	1,469	13,219	4,207	(2,400)	1,469	15,026	16,495	6,835	1985	09/99	40 years
Thermalloy, Farmers Branch, TX	121	791	1,061	-		791	1,061	1,852	121	—	05/08	40 years
Total Commercial Subject to Sales Contract	$ 30,687	$ 3,493	$ 18,107	$ 11,032	$ (2,400)	$ 3,493	$ 26,740	$ 30,232	$ 14,936			
Land												
Dominion Tract, Dallas, TX	$ 1,221	$ 2,393	$ -	$ -	$ (133)	$ 2,260	$ -	$ 2,260	$ -	—	03/99	—
Hollywood Casino Tract I, Farmers Branch, TX	2,124	4,249	-	135	(176)	4,207	-	4,207	-	—	06/02	—
Luna Ventures, Farmers Branch TX	380	2,934	-	-		2,934	-	2,934	-	—	04/08	—
Mansfield Land, Mansfield, TX	304	543	-	3		546	-	546	-	—	09/05	—
Pioneer Crossing, Austin, TX	145	229	-	-	-	229	-	229	-	—	03/06	—
Senlac Land Tract II, Farmers Branch, TX	116	656	-	-		656	-	656	-	—	08/05	—
Sheffield Village, Grand Prairie, TX	332	1,643	-	438		2,082	-	2,082	-	—	09/03	—
Southwood Plantation 1394, Tallahassee, FL	600	1,209	-	113	(823)	500	-	500	-	—	02/06	—
Stanley Tools, Farmers Branch, TX	1,324	5,373	-	-	(301)	5,072	-	5,072	-	—	02/04	—
Whorton Land, Bentonville, AR	3,242	4,291	-	6	(2,997)	1,300	-	1,300	-	—	06/05	—
Total Land Subject to Sales Contract	$ 9,788	$ 23,521	$ -	$ 695	$ (4,429)	$ 19,786	$ -	$ 19,786	$ -			
Total Properties Subject to Sales Contract	**$ 51,604**	**$ 28,419**	**$ 30,757**	**$ 11,769**	**$ (8,827)**	**$ 24,685**	**$ 37,434**	**$ 62,118**	**$ 16,412**			
TOTAL: Real Estate	**$ 799,580**	**$ 249,944**	**$ 776,196**	**$ 77,847**	**$ (40,353)**	**$ 245,363**	**$ 818,271**	**$ 1,063,634**	**$ 166,684**			

REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31,

SCHEDULE III
(Continued)

	2012	2011	2010
		(dollars in thousansds)	
Reconciliation of Real Estate			
Balance at January 1,	$ 1,146,234	$ 1,365,709	$ 1,599,475
Additions			
Acquisitions, improvements and construction	15,205	83,493	49,742
Deductions			
Sale of real estate	(91,504)	(312,944)	(263,349)
Asset impairments	(6,301)	9,976	(20,159)
Balance at December 31,	$ 1,063,634	$ 1,146,234	$ 1,365,709
Reconciliation of Accumulated Depreciation			
Balance at January 1,	$ 157,895	$ 152,595	$ 152,291
Additions			
Depreciation	22,486	27,166	26,753
Deductions			
Sale of real estate	(13,697)	(21,866)	(26,449)
Balance at December 31,	$ 166,684	$ 157,895	$ 152,595

TRANSCONTINENTAL REALTY INVESTORS, INC.
MORTGAGE LOANS ON REAL ESTATE
December 31, 2012

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgate	Carrying Amount of Mortgage	Principal Amounts of Loans Subject To Delinquent Principal or Interest
					(dollars in thousands)		
Miscellaneous non-related party notes	various	various		-	903	640	-
Miscellaneous related party notes	various	various		-	664	664	-
S Breeze I-V, LLC 6% Class A and 25% Class B Limited Partner Interests	5.00%	9/13		-	2,590	2,590	-
Unified Housing Foundation, Inc. (Echo Station) 100% Interest in UH of Temple, LLC	5.25%	12/27	Excess cash flow	10,075	1,668	1,481	-
Unified Housing Foundation, Inc. (Lakeshore Villas/HFS of Humble,LLC) (31.5% of cash flow) Interest in Unified Housing Foundation Inc.	5.25%	12/27	Excess cash flow	16,313	6,363	6,363	-
Unified Housing Foundation, Inc. (Limestone Canyon) 100% Interest in UH of Austin, LLC	5.25%	12/27	Excess cash flow	13,637	1,871	3,057	-
Unified Housing Foundation, Inc. (Limestone Canyon) 100% Interest in UH of Austin, LLC	5.25%	12/27	Excess cash flow	13,637	3,300	4,663	-
Unified Housing Foundation, Inc. (Limestone Ranch) 100% Interest in UH of Vista Ridge, LLC	5.25%	12/27	Excess cash flow	12,683	6,000	8,250	-
Unified Housing Foundation, Inc. (Parkside Crossing) 100% Interest in UH of Parkside Crossing, LLC	5.25%	12/27	Excess cash flow	11,240	1,223	1,936	-
Unified Housing Foundation, Inc. (Sendero Ridge) 100% Interest in UH of Sendero Ridge, LLC	5.25%	12/27	Excess cash flow	23,853	6,942	9,986	-
Unified Housing Foundation, Inc. (Timbers of Terrell) 100% Interest in UH of Terrell, LLC	5.25%	12/27	Excess cash flow	7,588	1,323	1,323	-
Unified Housing Foundation, Inc. (Tivoli) 100% Interest in UH of Tivoli, LLC	5.25%	12/27	Excess cash flow	10,410	6,140	7,966	-

SCHEDULE IV
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.
MORTGAGE LOANS ON REAL ESTATE
December 31, 2012

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgate	Carrying Amount of Mortgage	Principal Amounts of Loans Subject To Delinquent Principal or Interest
				(dollars in thousands)			
UNSECURED LOANS							
Unified Housing Foundation, Inc. (Lakeshore Villas/HFS of Humble,LLC) (68.5% of cash flow)	5.25%	12/27	Excess cash flow	16,313	2,000	2,000	-
Unified Housing Foundation, Inc.	5.00%	12/13		-	6,000	6,000	-
				$ 105,799	$ 46,987	$ 56,919	$ -
					Accrued interest	4,441	
					Allowance for estimated losses	(2,262)	
						$ 59,098	

TRANSCONTINENTAL REALTY INVESTORS, INC.
MORTGAGE LOANS ON REAL ESTATE
As of December 31,

	2012	2011	2010
Balance at January 1	$ 81,313	$ 71,766	$ 48,051
Additions			
New mortgages	8,590	22,168	29,310
Funding of existing loans	-	-	8,919
Recognition of prior unaccrued interest, previously reserved	-	-	-
Increase of interest receivable on mortgage loans	10,113	1,467	3,967
Deductions			
Amounts paid	(12,927)	(8,018)	(10,962)
Non-cash reduction	(1,987)	(500)	(7,519)
Cost of mortgages sold	(23,742)	(5,570)	-
Balance at December 31	$ 61,360	$ 81,313	$ 71,766

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A(T). *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Principal Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention of overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessments and those criteria, management has concluded that Company's internal control over financial reporting was effective as of December 31, 2012.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

In preparation for management's report on internal control over financial reporting, we documented and tested the design and operating effectiveness of our internal control over financial reporting. There were no changes in our internal controls over financial reporting (as such term is defined in Exchange Act Rule 13a-15 (f)) that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The affairs of TCI are managed by a Board of Directors. The Directors are elected at the annual meeting of stockholders or appointed by the incumbent Board and serve until the next annual meeting of stockholders or until a successor has been elected or approved.

It is the Board's objective that a majority of the Board consists of independent directors. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with TCI. The Board has established guidelines to assist it in determining director independence which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing rules. The independence guidelines are set forth in TCI's "Corporate Governance Guidelines". The text of this document has been posted on TCI's internet website at *http://www.transconrealty-invest.com* and is available in print to any shareholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination.

TCI has adopted a code of conduct that applies to all Directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Stockholders may find our code of conduct on our website by going to our website address at *http://www.transconrealty-invest.com.* We will post any amendments to the code of conduct, as well as any waivers that are required to be disclosed by the rules of the SEC or the New York Stock Exchange on our website.

Our Board of Directors has adopted charters for our Audit, Compensation and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address at *http://www.transconrealty-invest.com.* You may also obtain a printed copy of the materials referred to by contacting us at the following address:

Transcontinental Realty Investors, Inc.
Attn: Investor Relations
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
Telephone: 469-522-4200

All members of the Audit Committee and Nominating and Corporate Governance Committees must be independent directors. Members of the Audit Committee must also satisfy additional independence requirements, which provide (i) that they may not accept, directly or indirectly, any consulting, advisory, or compensatory fee from TCI or any of its subsidiaries other than their director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors, or any other committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of TCI or any of its subsidiaries, as defined by the Securities and Exchange Commission.

The current directors of TCI are listed below, together with their ages, terms of service, all positions and offices with TCI, its former advisor Prime, or current advisor Pillar, which took over as contractual advisor for Prime on April 30, 2011, their principal occupations, business experience and directorships with other companies during the last five years or more. The designation "affiliated", when used below with respect to a director, means that the director is an officer, director or employee of Pillar, an officer of the Company, or an officer or director of a related party of the Company. The designation "independent", when used below with respect to a Director, means that the Director is neither an officer of the Company nor a director, officer or employee of Pillar (but may be a director of the Company, although the Company may have certain business or professional relationships with such Director as discussed in Item 13. Certain Relationships and Related Transactions, and Director Independence.

HENRY BUTLER: Age 62, Director (Affiliated) (since December 2001) and Chairman of the Board (since May 2009)

Mr. Butler is Vice President Land Sales for Pillar Income Asset Management, LLC ("Pillar") since April 30, 2011, and its predecessor, Prime (since July 2003). Mr. Butler was owner/operator (1989 to 1991) of Butler Interests, Inc. Mr. Butler is Chairman of the Board (since May 28, 2009) and a Director (since December 2001) of the Company. He is also Chairman of the Board (since May 28, 2009) and a Director (since July 2003) of ARL and Chairman of the Board (since May 2011) and a Director (December 2001 to July 2003) and again (since February 2011) of IOT.

ROBERT A. JAKUSZEWSKI: Age 50, Director (Independent) (since November 2005)

Mr. Jakuszewski is currently the Senior Medical Liaison for Vein Clinics of America. Mr. Jakuszewski was Vice President of Sales and Marketing (September 1998 to December 2012) of New Horizon Communications, Inc. a Consultant (January 1998 to September 1998) for New Horizon Communications, Inc.; Regional Sales Manager (1996-1998) of Continental Funding; Territory Manager (1992-1996) of Sigvaris, Inc.; Senior Sales Representative (1998-1992) of Mead Johnson Nutritional Division, USPNG; and Sales Representative (1986-1987) of Muro Pharmaceutical, Inc. Mr. Jakuszewski has been a Director of the Company since his election on March 16, 2004. He is also a director of ARL (since November 22, 2005) and a Director of IOT (since March 16, 2004).

SHARON HUNT: Age 70, Director (Independent) (since October 2011).

Ms. Hunt is a Licensed Realtor in Arkansas with Keystone Realty. She was President and Owner of Sharon's Pretzels, Inc. (until sold in 1997), a Dallas, Texas food products entity; Director (1991 to 2000) of a 501(c)(3) non-profit corporation involved in the acquisition, renovation and operation of real estate. Ms. Hunt was a Director of the Company from February 20, 2004 to January 31, 2011, and was re-elected as a Director Company on October 25, 2011. She was a Director (February 20, 2004 to January 31, 2011) and again (since October 25, 2011) of ARL and elected as a Director of IOT on October 25, 2011.

TED R. MUNSELLE: Age 57, Director (Independent) (since February 2004).

Mr. Munselle is Vice President and Chief Financial Officer (since October 1998) of Landmark Nurseries, Inc. On February 17, 2012, he was appointed as a member of the Board of Directors for Spindletop Oil & Gas Company and as Chairman of their Audit Committee. Spindletop's stock is traded on the Over-the-Counter (OTC) market. He was President (December 2004 to August 2007) of Applied Educational Opportunities LLC, an educational organization which had career training schools located in the cities of Richardson and Tyler, Texas. He is a certified public accountant (since 1980) who was employed as an Audit Partner in two Dallas, Texas based CPA firms (1986 to 1998), as an Audit Manager at Grant Thornton, LLP (1983 to 1986) and as Audit Staff to Audit Supervisor at Laventhol & Horwath (1977 to 1983). Mr. Munselle was elected as a director of the Company on February 20, 2004. He was also elected as a Director of ARL (since February 20, 2004) and a Director of IOT (since May 21, 2009). Mr. Munselle is qualified as an Audit Committee financial expert within the meaning of SEC regulations and the Board of Directors of TCI has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

Board Committees

The Board of Directors held five meetings during 2012. For such year, no incumbent director attended fewer than 94% of the aggregate of (1) the total number of meetings held by the Board during the period for which he or she had been a director and (2) the total number of meetings held by all committees of the Board on which he or she served during the period that he served. Under TCI's Corporate Governance Guidelines, each Director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending meetings of the stockholders of the Company, the Board and Committees of which he is a member.

The Board of Directors has standing Audit, Compensation and Governance and Nominating Committees.

Audit Committee. The current Audit Committee was formed on February 19, 2004, and its function is to review TCI's operating and accounting procedures. A charter of the Audit Committee has also been adopted by the Board. The charter of the Audit Committee was adopted on February 19, 2004, and is available on the Company's Investor Relations website *(www.transconrealty-invest.com)*. The Audit Committee is an "audit committee" for purposes of Section 3(a)(58) of the Securities Exchange Act of 1934. The current members of the Audit Committee, all of whom are independent within the meaning of the SEC Regulations, the listing standards of the New York Stock Exchange, Inc. and TCI's Corporate Governance Guidelines, are Messrs. Jakuszewski and Munselle (Chairman) and Ms. Hunt. Mr. Ted R. Munselle, a member of the Committee, is qualified as an Audit Committee financial expert within the meaning of SEC Regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange, Inc. All of the members of the Audit Committee meet the experience requirements of the listing standards of the New York Stock Exchange. The Audit Committee met five times during 2012.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of TCI's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of director independence and the Board's performance self-evaluation. The Charter of the Governance and Nominating Committee was adopted on March 22, 2004 and is available on the Company's Investor Relations website (*www.transconrealty-invest.com*). The current members of the Committee are Messrs. Munselle and Jakuszewski (Chairman) and Ms. Hunt. The Governance and Nominating Committee met once during 2012.

Compensation Committee. The Compensation Committee is responsible for overseeing the policies of the Company relating to compensation to be paid by the Company to the Company's principal executive officer and any other officers designated by the Board and make recommendations to the Board with respect to such policies, produce necessary reports and executive compensation for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations and to monitor the development and implementation of succession plans for the principal executive officers and other key executives and make recommendations to the Board with respect to such plans. The charter of the Compensation Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations website (*www.transconrealty-invest.com*). The current members of the Compensation Committee are Ms. Hunt (Chairman) and Messrs. Jakuszewski and Munselle. All of the members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and the Company's Corporate Governance Guidelines. The Compensation Committee is to be comprised of at least two directors who are independent of Management and the Company. The Compensation Committee met once during 2012.

The members of the Board of Directors on the date of this Report and the Committees of the Board on which they serve are identified below: [Missing Graphic Reference]

Presiding Director

In March 2004, the Board created a new position of presiding director, whose primary responsibility is to preside over periodic executive sessions of the Board in which Management directors and other members of Management do not participate. The presiding director also advises the Chairman of the Board and, as appropriate, Committee Chairs with respect to agendas and information needs relating to Board and Committee meetings, provides advice with respect to the selection of Committee Chairs and performs other duties that the Board may from time to time delegate to assist the Board in fulfillment of its responsibilities.

In May 2012, the non-management members of the Board designated Ted R. Munselle as presiding director to serve in this position until the Company's annual meeting of stockholders to be held following the fiscal year ended December 31, 2012.

Determination of Director's Independence

In February 2004, the Board adopted its Corporate Governance Guidelines. The Guidelines adopted by the Board meet or exceed the new listing standards adopted during that year by the New York Stock Exchange. The full text of the Guidelines can be found on the Company's Investor Relations website (*www.transcontrealty-invest.com*).

Pursuant to the Guidelines, the Board undertook its annual review of director independence in March 2012 and during this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and TCI and its subsidiaries and related parties, including those reported under Certain Relationships and Related Transactions below. The Board also examined transactions and relationship between directors or their related parties and members of TCI's senior management or their related parties. As provided in the Guidelines, the purpose of such review was to determine whether such relationships or transactions were inconsistent with the determination that the director is independent.

As a result of this review, the Board affirmatively determined of the then directors, Messrs. Munselle and Jakuszewski and Ms. Hunt are each independent of the Company and its Management under the standards set forth in the Corporate Governance Guidelines.

Executive Officers

Executive officers of the Company are listed below, all of whom are employed by Pillar. Mr. Bertcher is employed by New Concept Energy, Inc ("NCE"). None of the executive officers receive any direct remuneration from the Company nor do any hold any options granted by the Company. Their positions with the Company are not subject to a vote of stockholders. In addition to the following executive officers, the Company has several vice presidents and assistant secretaries who are not listed herein. The ages, terms of service and all positions and offices with the Company, Pillar, Prime, other related entities, other principal occupations, business experience and directorships with other publicly-held companies during the last five years or more are set forth below. No family relationships exist among any of the executive officers or directors of the Company.

DANIEL J. MOOS, 62

President (since April 2007) and Chief Executive Officer (effective March 2010) of ARL, TCI, IOT and (effective March 2007) of Prime, and (effective April 30, 2011) of Pillar; Senior Vice President and Business Line Manager for U.S. Bancorp (NYSE:USB) working out of their offices in Houston, Texas from 2003 to April 2007: Executive Vice President and Chief Financial Officer, Fleetcor Technologies a privately held transaction processing company that was headquartered in New Orleans, Louisiana from 1998 to 2003; Senior Vice President and Chief Financial Officer, ICSA a privately held internet security and information company headquartered in Carlisle, Pennsylvania from 1996 to 1998; and for more than five years prior thereto was employed in various financial and operating roles for PhoneTel Technologies, Inc. which was a publicly traded telecommunication company on the American Stock Exchange headquartered in Cleveland, Ohio (1992-1996) and LDI Corporation which was a publicly traded computer equipment sales/service and asset leasing company listed on the NASDAQ and headquartered in Cleveland, Ohio.

GENE S. BERTCHER, 64

Executive Vice President (since February 2008) and Chief Financial Officer (since Oct. 28, 2009) of the Company, ARL and IOT. Mr. Bertcher is also Chief Executive Officer (from December 2006 to present), Chief Financial Officer (since November 1989) and a Director (from November 1989 to September 1996 and from June 1999 to present) of New Concept Energy, Inc. ("NCE"), a Nevada corporation which has its common stock listed on the AMEX. Mr. Bertcher has been employed by NCE since November 1989. He has been a Certified Public Accountant since 1973.

LOUIS J. CORNA, 65

Executive Vice President—General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (October 2001 to February 2004), Executive Vice President—Tax and Chief Financial Officer (June 2001 to October 2001) and Senior Vice President—Tax (December 2000 to June 2001) of the Company, ARL, IOT and BCM; Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (July 2003 to February 2004) of Prime, (effective April 30, 2011) of Pillar and PIAMI; Private Attorney (January 2000 to December 2000); Vice President—Taxes and Assistant Treasurer (March 1998 to January 2000) of IMC Global, Inc.; Vice President—Taxes (July 1991 to February 1998) of Whitman Corporation. Mr. Corna was also a Director and Vice President (June 2004 to December 2010) and Secretary (January 2005 to December 2010) of First Equity Properties, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act.

ALFRED CROZIER, 61

Executive Vice President—Residential Development (since November 2006) of Prime, (effective April 30, 2011) of Pillar, ARL, TCI and IOT; Managing Director of Development for Woodmont Investment Company GP, LLC of Dallas, Texas from November 2005 to November 2006; President of Sterling Builders, Inc. of Spring, Texas from October 2003 to November 2005; Vice president of Westchase Construction, Ltd. of Houston, Texas from August 2001 to September 2003. For more than five years prior thereto, Mr. Crozier was employed by various firms in the construction industry including Trammell Crow Residential (February 1995 through February 2000) and The Finger Companies (August 1991 through February 1995).

Officers

Although not an executive officer of the Company, Daeho Kim currently serves as Treasurer. His position with the Company is not subject to a vote of stockholders. His age, term of service and all positions and offices with the Company, other principal occupations, business experience and relationships with other entities during the last five years or more are set forth below.

DAEHO KIM, 36

Treasurer (since October 29, 2008) of ARL, TCI and IOT. For more than five years prior thereto, Mr. Kim was employed by Prime and (effective April 30, 2011) of Pillar in various financial capacities including cash manager and Assistant Director of Capital Markets.

AIMEE COLE, 33

Vice President, Corporate Controller (Since October 2011) of ARL, TCI and IOT. For five years prior thereto, Ms. Cole was employed by Pillar (effective April 30, 2011) or Prime (since May 2008) in various accounting capacities including Senior Controller and Accounting Manager. For more than seven years prior thereto, Ms. Cole was employed by Eenhoorn, LLC, a property management and investment company, in various accounting capacities, including Controller (January 2001 through February 2008).

Code of Ethics

TCI has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers, and employees (including those of the contractual Advisor to TCI). In addition, TCI has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that applies to the principal executive officer, president, principal financial officer, chief financial officer, principal accounting officer, and controller. The text of these documents has been posted on TCI's internet website at *http://www.transconrealty-invest.com* and are available in print to any stockholder who requests them.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, the directors, executive officers, and any persons holding more than 10% of TCI's shares of Common stock are required to report their share ownership and any changes in that ownership to the Securities and Exchange Commission (the "Commission"). Specific due dates for these reports have been established and TCI is required to report any failure to file by these dates. All of these filing requirements were satisfied by TCI's directors, executive officers, and 10% holders during the fiscal year ending December 31, 2012. In making these statements, TCI has relied on the written representations of its incumbent directors and executive officers and its 10% holders and copies of the reports they have filed with the Commission.

The Advisor

Pillar Income Asset Management, Inc. ("Pillar") has been TCI's Advisor and Cash Manager since April 30, 2011. Although the Board of Directors is directly responsible for managing the affairs of TCI, and for setting the policies which guide it, the day-to-day operations of TCI are performed by Pillar, as the contractual advisor, under the supervision of the Board. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities and arranging debt and equity financing for the Company with third party lenders and investors. Additionally, Pillar serves as a consultant to the Board with regard to their decisions in connection with TCI's business plan and investment policy. Pillar also serves as an Advisor and Cash Manager to ARL and IOT. As the contractual advisor, Pillar is compensated by TCI under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". TCI has no employees and as such, employees of Pillar render services to TCI in accordance with the terms of the Advisory Agreement.

Pillar is a Nevada corporation, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust.

The May Trust is a Trust, the beneficiaries of which are the children of Gene E. Phillips. Gene E. Phillips is not an officer, manager or Director of Pillar, Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc., Realty Advisors Management, Inc. or ARL, nor is he a Trustee of the May Trust.

Under the Advisory Agreement, Pillar is required to annually formulate and submit, for Board approval, a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, lending, foreclosure and borrowing activity, and other investments, and Pillar is required to report quarterly to the Board on TCI's performance against the business plan. In addition, all transactions require prior Board approval, unless they are explicitly provided for in the approved business plan or are made pursuant to authority expressly delegated to Pillar by the Board.

The Advisory Agreement also requires prior Board approval for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Pillar shall be deemed to be in a fiduciary relationship to the TCI stockholders; contains a broad standard governing Pillar's liability for losses incurred by TCI; and contains guidelines for Pillar's allocation of investment opportunities as among itself, TCI and other entities it advises. Pillar is a company of which Messrs. Moos, Bertcher, Corna, and Crozier serve as executive officers.

The Advisory Agreement provides for Pillar to be responsible for the day-to-day operations of TCI and to receive, as compensation for basic management and advisory services, a gross asset fee of 0.0625% per month (0.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves).

In addition to base compensation, Pillar receives the following forms of additional compensation:

(1) an annual net income fee equal to 7.5% of TCI's net income as an incentive for successful investment and management of the Company's assets;

(2) an annual incentive sales fee to encourage periodic sales of appreciated real property at optimum value equal to 10.0% of the amount, if any, by which the aggregate sales consideration for all real estate sold by TCI during such fiscal year exceeds the sum of:

    (a) the cost of each such property as originally recorded in TCI's books for tax purposes (without deduction for depreciation, amortization or reserve for losses);

(b) capital improvements made to such assets during the period owned; and

(c) all closing costs (including real estate commissions) incurred in the sale of such real estate; provided however, no incentive fee shall be paid unless (a) such real estate sold in such fiscal year, in the aggregate, has produced an 8.0% simple annual return on the net investment including capital improvements, calculated over the holding period before depreciation and inclusive of operating income and sales consideration, and (b) the aggregate net operating income from all real estate owned for each of the prior and current fiscal years shall be at least 5.0% higher in the current fiscal year than in the prior fiscal year;

(3) an acquisition commission, from an unaffiliated party of any existing mortgage or loan, for supervising the acquisition, purchase or long-term lease of real estate equal to the lesser of:

(a) up to 1.0% of the cost of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers; or

(b) the compensation customarily charged in arm's-length transactions by others rendering similar property acquisition services as an ongoing public activity in the same geographical location and for comparable property, provided that the aggregate purchase price of each property (including acquisition fees and real estate brokerage commissions) may not exceed such property's appraised value at acquisition;

(4) a construction fee equal to 6.0% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect's certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties. The phrase "hard costs" means all actual costs of construction paid to contractors, subcontractors and third parties for materials or labor performed as part of the construction but does not include items generally regarded as "soft costs," which are consulting fees, attorneys' fees, architectural fees, permit fees and fees of other professionals; and

(5) reimbursement of certain expenses incurred by the advisor in the performance of advisory services.

The Advisory Agreement also provides that Pillar receive the following forms of compensation:

(1) a mortgage or loan acquisition fee with respect to the acquisition or purchase from an unaffiliated party of any existing mortgage loan by TCI equal to the lesser of:

(a) 1.0% of the amount of the mortgage or loan purchased; or

(b) a brokerage or commitment fee which is reasonable and fair under the circumstances. Such fee will not be paid in connection with the origination or funding of any mortgage loan by TCI; and

(2) a mortgage brokerage and equity refinancing fee for obtaining loans or refinancing on properties equal to the lesser of:

(a) 1.0% of the amount of the loan or the amount refinanced; or

(b) a brokerage or refinancing fee which is reasonable and fair under the circumstances; provided, however, that no such fee shall be paid on loans from Pillar, or a related party of Pillar, without the approval of TCI's Board of Directors. No fee shall be paid on loan extensions.

Under the Advisory Agreement, all or a portion of the annual advisory fee must be refunded by the Advisor if the operating expenses of TCI (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement based on the book value, net asset value and net income of TCI during the fiscal year.

The Advisory Agreement requires Pillar to pay to TCI, one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by TCI; provided, however, that the compensation retained by Pillar, or any affiliate of Pillar, shall not exceed the lesser of (1) 2.0% of the amount of the loan commitment or (2) a loan brokerage and commitment fee which is reasonable and fair under the circumstances.

The TCI Advisory Agreement further provides that Pillar shall bear the cost of certain expenses of its employees, excluding fees paid to TCI's Directors; rent and other office expenses of both Pillar and TCI (unless TCI maintains office space separate from that of Pillar); costs not directly identifiable to TCI's assets, liabilities, operations, business or financial affairs; and miscellaneous administrative expenses relating to the performance by Pillar of its duties under the Advisory Agreement.

If and to the extent that TCI shall request Pillar, or any director, officer, partner, or employee of Pillar, to render services for TCI other than those required to be rendered by the Advisory Agreement, Pillar separately would be compensated for such additional services on terms to be agreed upon between such party and TCI from time to time. As discussed below, under "Property Management and Real Estate Brokerage," effective January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties and provides brokerage services under similar terms as the previous agreements with Triad and Regis Realty I.

TCI entered into a Cash Management Agreement with Pillar on April 30, 2011 and terminated the previous agreement with Prime. The Company and Pillar entered into a Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Under the Cash Management Agreement, all funds of the Company are delivered to Pillar which has a deposit liability to the Company and is responsible for payment of all payables and investment of all excess funds which earn interest at the Wall Street Journal Prime Rate plus 1.0% per annum, as set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate. The term of the Cash Management Agreement is coterminous with the Advisory Agreement, and is automatically renewed each year unless terminated with the Advisory Agreement. TCI's management believes that the terms of the Advisory Agreement are at least as fair as could be obtained from unaffiliated third parties.

Situations may develop in which the interests of TCI are in conflict with those of one or more directors or officers in their individual capacities, or of Pillar, or of their respective related parties. In addition to services performed for TCI, as described above, Pillar actively provides similar services as agent for, and advisor to, other real estate enterprises, including persons and entities involved in real estate development and financing, including ARL and IOT. The Advisory Agreement provides that Pillar may also serve as advisor to other entities.

As advisor, Pillar is a fiduciary of TCI's public investors. In determining to which entity a particular investment opportunity will be allocated, Pillar will consider the respective investment objectives of each entity and the appropriateness of a particular investment in light of each such entity's existing mortgage note and real estate portfolios and business plan. To the extent any particular investment opportunity is appropriate to more than one such entity, such investment opportunity will be allocated to the entity that has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among various entities. See Part III, Item 13 "Certain Relationships and Related Transactions, and Director Independence."

Pillar may assign the Advisory Agreement only with the prior consent of TCI.

The managers and principal executive officers of Pillar are set forth below.

Name	Managers/Officer(s)
Daniel J. Moos	President and Chief Executive Officer
Gene S. Bertcher	Executive Vice President, Chief Financial Officer
Louis J. Corna	Executive Vice President, Secretary, Tax Counsel, General Legal Counsel
Alfred Crozier	Executive Vice President, Residential Construction
Mickey N. Phillips	Manager
Ryan T. Phillips	Manager

TCI had an Advisory Agreement with Prime Income Asset Management, LLC ("Prime") until April 30, 2011 when the agreement with was terminated. During that period, Prime was a single member Nevada limited liability company, the sole member of which was Prime Income Asset Management, Inc. ("PIAMI"), the sole shareholder of which was Realty Advisors, LLC, a Nevada limited liability company, the sole member of which was Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which was Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which was a trust known as the May Trust.

Property Management

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties for a fee of 3.0% or less of the monthly gross rents collected on the commercial properties it manages, and leasing commissions of 6.0% or less in accordance with the terms of its property-level management agreement.

Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. The general partner of Triad was PIAMI. The limited partner of Triad was HRS Holdings, LLC. ("HRSH") Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), the sole member of which was HRSH, and was entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad.

TCI engages third-party companies to lease and manage our apartment properties for a fee of 6.0% or less of the monthly gross rents collected on the residential properties under their management.

Real Estate Brokerage

Regis also provides real estate brokerage services to TCI on a non-exclusive basis, and is entitled to receive a real estate commission for property purchases and sales in accordance with the following sliding scale of total fees to be paid:

(1) maximum fee of 4.5% on the first $2.0 million of any purchase or sale transaction of which no more than 3.5% is to be paid to Regis;

(2) maximum fee of 3.5% on transaction amounts between $2.0 million-$5.0 million of which no more than 3.0% is to be paid to Regis;

(3) maximum fee of 2.5% on transaction amounts between $5.0 million-$10.0 million of which no more than 2.0% is to be paid to Regis; and

(4) a maximum fee of 2.0% on transaction amounts in excess of $10.0 million of which no more than 1.5% is to be paid to Regis.

Regis waived all fees or commissions payable other than cost reimbursements to TCI during the first calendar year expiring December 31, 2011 of a five year agreement.

ITEM 11. *EXECUTIVE COMPENSATION*

TCI has no employees, payroll or benefit plans and pays no compensation to its executive officers. The executive officers of TCI, who are also officers or employees of Pillar, TCI's advisor, are compensated by Pillar. Such executive officers perform a variety of services for Pillar and the amount of their compensation is determined solely by Pillar. Pillar does not allocate the cash compensation of its officers among the various entities for which it serves as advisor. See Item 10. "Directors, Executive Officers and Corporate Governance" for a more detailed discussion of the compensation payable to Pillar by TCI.

The only remuneration paid by TCI is to the directors who are not officers or employees of Pillar or its related companies. The Independent Directors (1) review the business plan of TCI to determine that it is in the best interest of TCI's stockholders, (2) review the advisory contract, (3) supervise the performance of the advisor and review the reasonableness of the compensation paid to the advisor in terms of the nature and quality of services performed, (4) review the reasonableness of the total fees and expenses of TCI and (5) select, when necessary, a qualified independent real estate appraiser to appraise properties acquired.

Prior to January 2010, each Independent Director was entitled to receive compensation in the amount of $30,000 per year, plus reimbursement for expenses. The Chairman of the Board was entitled to receive an additional fee of $3,000 per year. In addition, each Independent Director received an additional $250 for each Audit Committee meeting attended, plus each Independent Director received an additional fee of $1,000 per day for any special services rendered by him to TCI outside of his ordinary duties as director, plus reimbursement of expenses. On January 4, 2010, the Board of Directors reduced their compensation to $15,000 per annum and no Audit Committee fees, with the Audit Committee Chairman to receive a one-time annual fee of $500. The Company also reimburses Directors for travel expenses incurred in connection with attending Board, Committee and Stockholder meetings and for other Company-related business. Effective February 2011 each non-affiliated Director is entitled to receive an annual retainer of $12,000, with the Chairman of the Audit Committee to receive a one-time annual fee of $500. Directors who are also employees of the Company or its advisor receive no additional compensation for service as a Director.

During 2012, $41,051.89 was paid to non-employee Directors in total Directors' fees for current and prior years' services including the annual fee for services during the period January 1, 2012 through December 31, 2012. The fees paid to the directors are as follows: Sharon Hunt, $13,551.39 Robert A. Jakuszewski, $13,500; Ted R. Munselle, $14,000.

Director's Stock Option Plan

TCI established a Director's Stock Option Plan ("Director's Plan") for the purpose of attracting and retaining Directors who are not officers or employees of TCI or Pillar. The Director's Plan provides for the grant of options that are exercisable at fair market value of TCI's Common stock on the date of grant. The Director's Plan was approved by stockholders at their annual meeting on October 10, 2000, following which each then-serving Independent Director was granted options to purchase 5,000 shares of Common stock of TCI. On January 1 of each year, each Independent Director receives options to purchase 5,000 shares of Common stock. The options are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or 10 years from the date of grant. The Director's Plan was terminated by the Board of Directors on December 15, 2005. As of December 31, 2012, there were 5,000 shares of stock options outstanding which were exercisable at $14.25 per share. These options will expire January 1, 2015, if not exercised.

ITEM 12. *SECURITYOWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2012 regarding compensation plans under which equity securities of TCI are authorized for issuance.

Equity Compensation Plan Information

Plan Category		Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Compensation Plans (Excluding Securities Reflected in Column)
		(a)	(b)	(c)
Equity compensation plans approved by security holders	$	5,000	14.25	—

See Note 10. to the financial statements "Stock Options" for information regarding the material features of the above plans.

Security Ownership of Certain Beneficial Owners

The following table sets forth the ownership of TCI's Common stock, both beneficially and of record, both individually and in the aggregate, for those persons or entities known to be beneficial owners of more than 5.0% of the outstanding shares of Common stock as of the close of business on March 20, 2013.

	Amount and Nature of Beneficial Ownership*	Approximate Percent of Class**
American Realty Investors, Inc. (1)(2)(3) 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234	7,052,420	83.82%
EQK Holdings, Inc.(1)(2) 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234	5,669,194	67.38%
Transcontinental Realty Acquisition Corporation(2) 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234	1,383,226	16.44%

* "Beneficial Ownership" means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security, or any combination thereof.

** Percentage is based upon 8,413,469 shares of Common stock outstanding at March 20, 2013.

(1) Includes 5,669,194 shares owned by EQK Holdings, Inc. ("EQK") directly, over which the director of EQK, Daniel J. Moos, may be deemed to be beneficial owner by virtue of his position as sole director of EQK. The director of EQK disclaims beneficial ownership of such shares. EQK is a wholly-owned subsidiary of American Realty Investors, Inc. ("ARL").

(2) Includes 1,383,226 shares owned by Transcontinental Realty Acquisition Corporation ("TRAC"), which is a wholly-owned subsidiary of ARL, over which each of the directors of TRAC, Daniel J. Moos and Gene S. Bertcher may be deemed to be beneficial owners by virtue of their positions as directors of TRAC. The directors of TRAC disclaim beneficial ownership of such shares.

(3) Each of the directors of ARL, Henry A. Butler, Robert A. Jakuszewski, Ted R. Munselle and Sharon Hunt may be deemed to be the beneficial owners by virtue of their positions as current directors of ARL. The directors of ARL disclaim such beneficial ownership.

Security Ownership of Management.

The following table sets forth the ownership of TCI's Common stock, both beneficially and of record, both individually and in the aggregate, for the directors and executive officers of TCI as of the close of business on March 20, 2013.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership*		Approximate Percent of Class**
Gene S. Bertcher	7,052,420	(2)	83.82%
Henry A. Butler	7,052,420	(2)	83.82%
Louis J. Corna	7,052,420	(2)	83.82%
Alfred Crozier	7,052,420	(2)	83.82%
Robert A. Jakuszewski	7,052,420	(2)	83.82%
Daniel J. Moos	7,052,420	(2)(3)	83.82%
Ted Munselle	7,052,420	(1)(2)	83.82%
Sharon Hunt	7,052,420	(2)	83.82%
All Directors and Executive Officers as a group (8 individuals)	7,052,420	(1)(2)(3)	83.82%

* "Beneficial Ownership" means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security, or any combination thereof.

** Percentages are based upon 8,413,469 shares of Common stock outstanding at March 20, 2013.

(1) Ted R. Munselle has options to purchase 5,000 shares of Common stock which are presently exercisable.

(2) Includes 5,669,194 shares owned by EQK and 1,383,226 shares owned b y TRAC, over which the executive officers and members of the Board of Directors of ARL may be deemed to be the beneficial owners by virtue of their posfitions as executive officers and members of the Board of Directors of ARL. The executive officers and current members of the Board of Directors of ARL disclaim beneficial ownership of such shares.

(3) Daniel J. Moos owns 5,000 shares of Common stock

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Policies with Respect to Certain Activities

Article 14 of TCI's Articles of Incorporation provides that TCI shall not, directly or indirectly, contract or engage in any transaction with (1) any director, officer or employee of TCI, (2) any director, officer or employee of the advisor, (3) the advisor, or (4) any affiliate or associate (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of any of the aforementioned persons, unless (a) the material facts as to the relationship among or financial interest of the relevant individuals or persons and as to the contract or transaction are disclosed to or are known by TCI's Board of Directors or the appropriate committee thereof and (b) TCI's Board of Directors or committee thereof determines that such contract or transaction is fair to TCI and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of independent directors of TCI entitled to vote thereon.

Article 14 defines an "Independent Director" (for purposes of that Article) as one who is neither an officer or employee of TCI, nor a director, officer or employee of TCI's advisor.

TCI's policy is to have such contracts or transactions approved or ratified by a majority of the disinterested Directors with full knowledge of the character of such transactions, as being fair and reasonable to the stockholders at the time of such approval or ratification under the circumstances then prevailing. Such Directors also consider the fairness of such transactions to TCI. Management believes that, to date, such transactions have represented the best investments available at the time and they were at least as advantageous to TCI as other investments that could have been obtained.

TCI may enter into future transactions with entities, the officers, directors, or stockholders of which are also officers, directors, or stockholders of TCI, if such transactions would be beneficial to the operations of TCI and consistent with TCI's then-current investment objectives and policies, subject to approval by a majority of disinterested Directors as discussed above.

TCI does not prohibit its officers, directors, stockholders, or related parties from engaging in business activities of the types conducted by TCI.

Certain Business Relationships

Pillar Income Asset Management, Inc. ("Pillar") has been TCI's Advisor and Cash Manager since April 30, 2011. Although the Board of Directors is directly responsible for managing the affairs of TCI, and for setting the policies which guide it, the day-to-day operations of TCI are performed by Pillar, as the contractual advisor, under the supervision of the Board. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities and arranging debt and equity financing for the Company with third party lenders and investors. Additionally, Pillar serves as a consultant to the Board with regard to their decisions in connection with TCI's business plan and investment policy. Pillar also serves as an Advisor and Cash Manager to ARL and IOT. As the contractual advisor, Pillar is compensated by TCI under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". TCI has no employees and as such, employees of Pillar render services to TCI in accordance with the terms of the Advisory Agreement.

Pillar is a Nevada corporation, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust.

TCI had an Advisory Agreement with Prime Income Asset Management, LLC ("Prime") until April 30, 2011 when the agreement with was terminated. During that period, Prime was a single member Nevada limited liability company, the sole member of which was Prime Income Asset Management, Inc. ("PIAMI"), the sole shareholder of which was Realty Advisors, LLC, a Nevada limited liability company, the sole member of which was Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which was Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which was a trust known as the May Trust.

The May Trust is a Trust, the beneficiaries of which are the children of Gene E. Phillips. Gene E. Phillips is not an officer, manager or Director of Pillar, Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc., Realty Advisors Management, Inc. or ARL, nor is he a Trustee of the May Trust.

All of TCI's directors also serve as Directors of ARL and IOT. The executive officers of TCI also serve as executive officers of ARL and IOT. As such, they owe fiduciary duties to that entity as well as to Pillar under applicable law. ARL has the same relationship with Pillar, as does TCI. Mr. Bertcher is an officer, director and employee of NCE and as such also owes fiduciary duties to NCE as well as ARL, TCI and IOT under applicable law.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties for a fee of 3.0% or less of the monthly gross rents collected on the commercial properties it manages, and leasing commissions of 6.0% or less in accordance with the terms of its property-level management agreement.

Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. The general partner of Triad was PIAMI. The limited partner of Triad was HRS Holdings, LLC. ("HRSH") Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), the sole member of which was HRSH, and was entitled to receive property management fees, construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad.

At December 31, 2012, TCI owned approximately 81.1% of the outstanding common shares of IOT.

The Company is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI IOT and RAMI for the remainder of 2012. The expense (benefit) in each year was calculated based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%.

The Company has a development agreement with Unified Housing Foundation, Inc. ("UHF") a non-profit corporation that provides management services for the development of residential apartment projects in the future. The Company has also invested in surplus cash notes receivables from UHF and has sold several residential apartment properties to UHF in prior years. Due to this ongoing relationship and the significant investment in the performance of the collateral secured under the notes receivable, UHF has been determined to be a related party.

Related Party Transactions

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of our company.

In 2012, the Company paid advisory fees of $8.9 million, construction advisory fees of $0.2 million, net income fees of $0.2 million, mortgage brokerage and equity refinancing fees of $1.9 million, cost reimbursements of $2.2 million, and interest of $1.2 million to Pillar.

The Company paid property management fees, construction management fees and leasing commissions of $2.1 million to Regis in 2012.

As of December 31, 2012, the Company had notes and interest receivables of $58.0 million due from related parties. See Part 2, Item 8. Note 3. "Notes and Interest Receivable". During the current period, TCI recognized $11.7 million of interest income from these related party notes receivables.

In 2012, the Company received $6.0 million in compensation for the services provided under the development agreement with UHF.

Below are sales and acquisitions that involve a related party:

On January 1, 2012, ARL and TCI agreed to rescind the April 1, 2011 sale of 100% of the general and limited partnership interest in Garden Whispering Pines, LP, which owns Whispering Pines apartments, a 320-unit complex located in Topeka, Kansas.

On January 3, 2012, 82.2 acres of land known as Denton Coonrod land located in Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on March 23, 2011, to Cross County National Associates, LP, a related party, for a sales price of $1.8 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 3, 2012 at a sales price equal to the existing mortgage of $0.8 million, that was considered paid in full when ownership transferred to the existing lender. We recorded a gain on sale of $0.04 million on the land parcel sale.

On February 7, 2012, 22.92 acres of land known as Andrew B land, Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on February 7, 2012, when the Company received a credit against the outstanding debt of $2.1 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $1.2 million on the land parcel sale.

On March 1, 2012, we sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. We provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, we re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 5, 2012, 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.1 million on the land parcel sale.

On April 1, 2012, we purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. We assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a gain on sale of $0.2 million on the land parcel sale.

On August 10, 2012, we purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI originally sold the membership interests in LaDue, LLC on March 1, 2012 but did not record the sale for accounting purposes. See the above March 1, 2012 sale disclosure for details of the accounting treatment.

On December 31, 2012, 21.26 acres of land known as Pioneer Crossing land located in Austin, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party A sale to an independent third party, that met the requirements of ASC 360-20, received a credit against the outstanding debt of $0.3 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. We recorded a loss on sale of $1.0 million on the land parcel sale.

On December 31, 2012, we sold 100% of the stock in T Southwood 1394, Inc., to One Realco Corporation, a related party, for a sales price of $0.6 million. This entity owns 14.52 acres of land known as Southwood Land located in Tallahassee, Florida. Under the terms of the sale, the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. We will not record a gain or loss on the land parcel sale.

In December 2010, there were various commercial and land holdings sold to FRE Real Estate, Inc., a related party. During the first three months of 2011, many of these transactions were rescinded as of the original transaction date and were subsequently sold to related parties under the same ownership as FRE Real Estate, Inc. As of December 31, 2012, there is one commercial building, Thermalloy that remains in FRE Real Estate, Inc. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, the buyer's inadequate initial investment and questionable recovery of the Company's investment cost.

The properties that we have sold to a related party and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation". These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, we are currently in default on these mortgages primarily due to lack of payment although we are actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

Acquisitions from our parent, ARL, have previously been reflected at the fair value purchase price. Upon discussion with the SEC and in review of the guidance pursuant to ASC 250-10-45-22 to 24, we have adjusted those assets, in the prior year, to reflect a basis equal to ARL's cost basis in the asset at the time of the sale. The related party payables to ARL were reduced for the lower asset price.

Operating Relationships

The Company received rental revenue of $0.6 million in 2012, $0.4 million in 2011, and $2.2 million in 2010 from Pillar, Prime and its related parties for properties owned by the Company, including Addison Hanger, Browning Place, Eagle Crest, Folsom, One Hickory, Senlac, Thermalloy and Two Hickory.

Advances and Loans

From time to time, TCI and its related parties have made advances to each other, which generally have not had specific repayment terms, did not bear interest, are unsecured, and have been reflected in TCI's financial statements as other assets or other liabilities. TCI and the advisor charge interest on the outstanding balance of funds advanced to or from TCI. The interest rate, set at the beginning of each quarter, is the Prime rate plus 1.0% on the average daily cash balances advanced. At December 31, 2012, TCI owes ARL $10.1 million.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The following table sets for the aggregate fees for professional services rendered to or for TCI for the years 2012 and 2011 by TCI's principal accounting firms, Farmer, Fuqua and Huff, L.P. and Swalm and Associates, P.C.:

	2012		2011	
Type of Fee	Farmer, Fuqua & Huff	Swalm & Associates	Farmer, Fuqua & Huff	Swalm & Associates
Audit Fees	$ 491,992	$ 46,104 (1)	$ 476,992	$ 52,572 (1)
Tax Fees	40,825	-	45,200	-
Total	$ 532,817	$ 46,104	$ 522,192	$ 52,572

(1) All IOT

The audit fees for 2012 and 2011, respectively, were for professional services rendered for the audits and reviews of the consolidated financial statements of TCI and its subsidiaries. Tax fees for 2012 and 2011, respectively, were for services related to federal and state tax compliance and advice.

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either the Board of Directors or the Audit Committee, as required by law. The fees paid the principal auditors for services as described in the above table fall under the categories listed below:

Audit Fees. These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees. These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees. These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees. These are fees for other permissible work performed by the principal auditor that do not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate TCI's independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All fees for 2012 and 2011 were pre-approved by the Audit Committee or were within the pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approved requirements or guidelines during the same periods.

Under the Sarbanes-Oxley Act of 2002 (the "SOX Act"), and the rules of the Securities and Exchange Commission (the "SEC"), the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of the independent auditor. The purpose of the provisions of the SOX Act and the SEC rules for the Audit Committee role in retaining the independent auditor is two-fold. First, the authority and responsibility for the appointment, compensation and oversight of the auditors should be with directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and approved by these same independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor. To implement the provisions of the SOX Act, the SEC issued rules specifying the types of services that an independent may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has adopted a pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to which services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different approaches to pre-approving non-prohibited services, the Policy of the Audit Committee covers Pre-approval of audit services, audit-related services, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and compliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and will approve or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other services would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit Committee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit Committee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per engagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

1. *Financial Statements*

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets—December 31, 2011 and 2010

Consolidated Statements of Operations—Years Ended December 31, 2011, 2010, and 2009

Consolidated Statements of Stockholders' Equity—Years Ended December 31, 2011, 2010, and 2009

Consolidated Statements of Cash Flows—Years Ended December 31, 2011, 2010, and 2009

Statements of Consolidated Comprehensive Income (Loss) – Years Ended December 31, 2011, 2010, and 2009

Notes to Financial Statements

2. *Financial Statement Schedules*

Schedule III—Real Estate and Accumulated Depreciation

Schedule IV—Mortgage Loan Receivables on Real Estate

All other schedules are omitted because they are not applicable or because the required information is shown in the Consolidated Financial Statements or the Notes thereto.

3. *Incorporated Financial Statements*

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. (incorporated by reference to Item 8 of Income Opportunity Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012.

Consolidated Financial Statements of American Realty Investors, Inc. (incorporated by reference to Item 8 of American Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012).

(b) *Exhibits*

The following documents are filed as Exhibits to this Report:

Exhibit Number	Description
3.0	Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to Exhibit No. 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.1	Certificate of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 3, 1996).
3.2	Certificate of Amendment of Articles of Incorporation of Transcontinental Realty Investors, Inc., dated October 10, 2000 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., setting forth the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, dated October 20, 1998 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
3.4	Certificate of Designation of Transcontinental Realty Investors, Inc., setting forth the Voting Powers, Designations, Preferences, Limitations, Restriction and Relative Rights of Series B Cumulative Convertible Preferred Stock, dated October 23, 2000 (incorporation by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.5	Certificate of Designation of Transcontinental Realty Investors, Inc., Setting for the Voting Powers, Designating, Preferences, Limitations, Restrictions and Relative Rights of Series C Cumulative Convertible Preferred Stock, dated September 28, 2001 (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
3.6	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc. Decreasing the Number of Authorized Shares of and Eliminating Series B Preferred Stock dated December 14, 2001 (incorporated by reference to Exhibit 3.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
3.7	By-Laws of Transcontinental Realty Investors, Inc. (incorporated by reference to Exhibit No. 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.8	Certificate of designation of Transcontinental Realty Investors, Inc. setting forth the Voting Powers, Designations, Preferences Limitations, Restrictions and Relative rights of Series D Cumulative Preferred Stock filed August 14, 2006 with the Secretary of State of Nevada (incorporated by reference to Registrants current report on Form 8-K for event dated November 21, 2006 at Exhibit 3.8 thereof.

10.0	Advisory Agreement dated as of April 30, 2011, between Transcontinental Realty Investors, Inc. and Pillar Income Asset Management LLC (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K for event occurring April 30, 2011).
10.1	Leman Development Ltd. and Kaufman Land Partners, Ltd. (incorporated by reference to Registrant's current report in Form 8-K dated November 21, 2006 at Exhibit 10.1 thereof.
14.0	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
21.0*	Subsidiaries of the Registrant.
31.1*	Certification Pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934 as amended of Principal Executive Officer.
31.2*	Certification Pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934 as amended of Principal Financial and Accounting Officer.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive data files pursuant to Rule 405 of Regulation S-T.

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* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCONTINENTAL REALTY INVESTORS, INC.

Dated: March 29, 2013

By: /s/ GENE S BERTCHER
Gene S. Bertcher
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ HENRY A. BUTLER **Henry A. Butler**	Chairman of the Board and Director	March 29, 2013
/s/ SHARON HUNT **Sharon Hunt**	Director	March 29, 2013
/s/ ROBERT A. JAKUSZEWSKI **Robert A. Jakuszewski**	Director	March 29, 2013
/s/ TED R. MUNSELLE **Ted R. Munselle**	Director	March 29, 2013
/s/ DANIEL J. MOOS **Daniel J. Moos**	President and Chief Executive Officer (Principal Executive Officer)	March 29, 2013
/s/ GENE S. BERTCHER **Gene S. Bertcher**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2013

ANNUAL REPORT ON FORM 10-K

EXHIBIT INDEX

For the Year Ended December 31, 2012

Exhibit Number	Description
3.0	Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to Exhibit No. 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.1	Certificate of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 3, 1996).
3.2	Certificate of Amendment of Articles of Incorporation of Transcontinental Realty Investors, Inc., dated October 10, 2000 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., setting forth the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, dated October 20, 1998 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
3.4	Certificate of Designation of Transcontinental Realty Investors, Inc., setting forth the Voting Powers, Designations, Preferences, Limitations, Restriction and Relative Rights of Series B Cumulative Convertible Preferred Stock, dated October 23, 2000 (incorporation by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.5	Certificate of Designation of Transcontinental Realty Investors, Inc., Setting for the Voting Powers, Designating, Preferences, Limitations, Restrictions and Relative Rights of Series C Cumulative Convertible Preferred Stock, dated September 28, 2001 (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
3.6	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc. Decreasing the Number of Authorized Shares of and Eliminating Series B Preferred Stock dated December 14, 2001 (incorporated by reference to Exhibit 3.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
3.7	By-Laws of Transcontinental Realty Investors, Inc. (incorporated by reference to Exhibit No. 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.8	Certificate of designation of Transcontinental Realty Investors, Inc. setting forth the Voting Powers, Designations, Preferences Limitations, Restrictions and Relative rights of Series D Cumulative Preferred Stock filed August 14, 2006 with the Secretary of State of Nevada (incorporated by reference to Registrants current report on Form 8-K for event dated November 21, 2006 at Exhibit 3.8 thereof.
10.0	Advisory Agreement dated as of April 30, 2011, between Transcontinental Realty Investors, Inc. and Pillar Income Asset Management LLC (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K for event occurring April 30, 2011).
10.1	Leman Development Ltd. and Kaufman Land Partners, Ltd. (incorporated by reference to Registrant's current report in Form 8-K dated November 21, 2006 at Exhibit 10.1 thereof.
14.0	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
21.0*	Subsidiaries of the Registrant.
31.1*	Certification Pursuant to Rule 13a-14(a) and 15d-14 under the Securities Exchange Act of 1934, as amended of Principal Executive Officer.
31.2*	Certification Pursuant to Rule 13a-14(a) and 15d-14 under the Securities Exchange Act of 1934, as amended of Principal Financial and Accounting Officer
32.1*	Certification pursuant to 18 U.S.C. Section 1350.

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* Filed herewith.